      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1998


                                                      REGISTRATION NO. 333-50781

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              ECLIPSYS CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                                           7373                    65-0632092
(State or other jurisdiction of                   (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)                    Classification Code Number)   Identification Number)

                            ------------------------

                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                HARVEY J. WILSON
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ECLIPSYS CORPORATION
                            777 EAST ATLANTIC AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33483
                                 (561) 243-1440
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                            ------------------------

                                   Copies to:

                JOHN A. BURGESS, ESQ.
                BRENT B. SILER, ESQ.                                DEANNA L. KIRKPATRICK, ESQ.
                HALE AND DORR LLP                                   DAVIS POLK & WARDWELL
                1455 PENNSYLVANIA AVENUE, N.W.                      450 LEXINGTON AVENUE
                WASHINGTON, D.C. 20004                              NEW YORK, NEW YORK 10017
                TELEPHONE: (202) 942-8400                           TELEPHONE: (212) 450-4000
                TELECOPY: (202) 942-8484                            TELECOPY: (212) 450-4800

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
            As soon as practicable after the effective date hereof.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================================
                                                              Proposed           Proposed
                                            Amount            Maximum             Maximum
       Title of each Class of               to be          Offering Price        Aggregate          Amount of
     Securities to be Registered        Registered(1)       Per Share(2)     Offering Price(2)   Registration Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share..............................  5,405,000 shares        $18.00           $97,290,000         $28,701(3)
=================================================================================================================



(1) Includes shares subject to the U.S. Underwriters' over-allotment option.


(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.


(3) $29,500 previously paid.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front cover pages. The form of the U.S. Prospectus is included herein and the form of the front cover page of the International Prospectus follows the front cover page of the U.S. Prospectus.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued June 4, 1998


                                4,700,000 Shares


                                      LOGO

                                  COMMON STOCK

                            ------------------------


  OF THE 4,700,000 SHARES OF COMMON STOCK BEING OFFERED, 3,760,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS
  AND 940,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." OF THE 4,700,000
SHARES OF COMMON STOCK BEING OFFERED HEREBY, 4,200,000 SHARES ARE BEING SOLD BY
 THE COMPANY AND 500,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDER. THE
  COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." PRIOR TO THIS OFFERING,
THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED
  THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $16.00 AND $18.00. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                            ------------------------


   APPLICATION HAS BEEN MADE FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ
                    NATIONAL MARKET UNDER THE SYMBOL "ECLP."

                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                               PRICE $   A SHARE
                            ------------------------

                                                  UNDERWRITING
                                PRICE TO         DISCOUNTS AND        PROCEEDS TO           PROCEEDS TO
                                 PUBLIC          COMMISSIONS(1)       COMPANY(2)        SELLING STOCKHOLDER
                                --------         --------------       -----------       -------------------
Per Share....................  $                   $                  $                      $
Total (3)....................  $                   $                  $                      $

------------
     (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


     (2) Before deducting expenses of the Offering payable by the Company, estimated at $1,700,000.



     (3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 705,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling
         Stockholder will be $    , $    , $    and $    , respectively. See
         "Underwriters."


                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about       , 1998 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                BANCAMERICA ROBERTSON STEPHENS
                                LEHMAN BROTHERS
                                            SALOMON SMITH BARNEY
               , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)                    [INTERNATIONAL COVER PAGE]

Issued June 4, 1998


                                4,700,000 Shares


                                      LOGO

                                  COMMON STOCK

                            ------------------------


OF THE 4,700,000 SHARES OF COMMON STOCK BEING OFFERED, 940,000 SHARES ARE BEING
  OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 3,760,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED
STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." OF THE 4,700,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 4,200,000 SHARES ARE BEING SOLD BY
 THE COMPANY AND 500,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDER. THE
  COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." PRIOR TO THIS OFFERING,
THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED
  THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $16.00 AND $18.00. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                            ------------------------


   APPLICATION HAS BEEN MADE FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ
                    NATIONAL MARKET UNDER THE SYMBOL "ECLP."

                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                               PRICE $   A SHARE
                            ------------------------

                                                  UNDERWRITING
                                    PRICE TO     DISCOUNTS AND    PROCEEDS TO           PROCEEDS TO
                                     PUBLIC      COMMISSIONS(1)   COMPANY(2)        SELLING STOCKHOLDER
                                    --------     --------------   -----------       -------------------
Per Share........................  $               $              $                      $
Total (3)........................  $               $              $                      $

------------
     (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


     (2) Before deducting expenses of the Offering payable by the Company, estimated at $1,700,000.



     (3) The Company and the Selling Stockholder have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 705,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling
         Stockholder will be $    , $    , $    and $    , respectively. See
         "Underwriters."


                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about       , 1998 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
       BA ROBERTSON STEPHENS INTERNATIONAL LIMITED
                LEHMAN BROTHERS INTERNATIONAL (EUROPE)
                         SALOMON SMITH BARNEY INTERNATIONAL
               , 1998

DESCRIPTION OF ARTWORK



Outside of Gatefold



    Artwork shows a map of the 48 contiguous United States, Hawaii and part of Canada. Heading reads "Eclipsys U.S. and Canadian Customer Sites."



Inside Gatefold



    Artwork Shows Five Scenes



    Introductory text reads: "Eclipsys' Sunrise Suite of integrated solutions provides the healthcare enterprise with the information and functionality needed to enable it to improve clinical, financial and administrative outcomes."



    Scene 1 shows a computer screen with patient information with an overlaid picture of a clinician with a patient.



    Text reads: "Access Management applications:


        - Provide access to patient information from any point in the healthcare delivery system


        - Coordinate gathering of additional patient data


        - Coordinate scheduling of patient appointments throughout the testing and treatment process"



    Scene 2 shows computer screens with patient information with overlaid pictures of a clinician in a laboratory and a hand holding a prescription medicine vial.



    Text reads: "Clinical Management applications:


        - Provide clinical rules to facilitate clinical decisions


        - Alert physicians to potential adverse reactions


        - Allow caregivers to enter orders on-line for prescriptions and specialized services"



    Scene 3 shows computer screens with patient information with overlaid pictures of a patient in a hospital bed and two clinicians at a computer screen.



    Text reads: "Clinical Management applications also provide:


        - Continuous event monitoring


        - Immediate physician notification upon a change in the patient's condition"



    Scene 4 shows a computer screen with patient information with an overlaid picture of a clock.



    Text reads: "Patient Financial Management applications:


        - Coordinate compliance with managed-care contracts and insurance plan rules


        - Facilitate patient and third-party billing and collection


        - Provide financial reporting capabilities"



    Scene 5 shows computer screens with charts and graphs with an overlaid picture of two people standing behind a sign that reads "Prevention/Wellness"



    Text reads: "Enterprise Data Warehouse applications consolidate data from different information systems throughout the enterprise, supporting:


        - Reporting


        - Strategic planning


        - Decision-making"

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: No action has been or will be taken in any jurisdiction by the Company, by the Selling Stockholder or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholder and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.
                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    4
Risk Factors...........................   10
The Company............................   18
Use of Proceeds........................   20
Dividend Policy........................   20
Capitalization.........................   21
Dilution...............................   22
Unaudited Pro Forma Financial
  Information..........................   23
Selected Consolidated Financial Data...   29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   31



                                         PAGE
                                         ----
Business...............................   39
Management.............................   50
Certain Transactions...................   57
Principal and Selling Stockholders.....   60
Description of Capital Stock...........   62
Shares Eligible for Future Sale........   65
Underwriters...........................   67
Legal Matters..........................   70
Experts................................   70
Additional Information.................   71
Index to Financial Statements..........  F-1


                            ------------------------


     Unless the context otherwise requires, references to the "Company" mean Eclipsys Corporation and its direct and indirect subsidiaries, including its predecessor, ALLTEL Healthcare Information Services, Inc.

                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.
                            ------------------------

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED HEREIN UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," INCLUDING, WITHOUT LIMITATION, THOSE CONCERNING THE COMPANY'S STRATEGY, THE COMPANY'S PRODUCTS AND THE COMPANY'S EXPANSION PLANS, CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION. BECAUSE SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," "Unaudited Pro Forma Financial Information" and the Company's Consolidated Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) reflects the redemption of all outstanding shares of the Company's Series B and Series C 8.5% Cumulative Redeemable Preferred Stock (the "Redeemable Preferred Stock") using a portion of the net proceeds of the Offering (the "Preferred Stock Redemption") and the conversion of all outstanding shares of the Company's Series D, E, F and G Convertible Preferred Stock (the "Convertible Preferred Stock" and, together with the Redeemable Preferred Stock, the "Preferred Stock") into an aggregate of 10,033,313 shares of Common Stock, par value $.01 per share (the "Common Stock"), and Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock"), as applicable (the "Preferred Stock Conversion"), both of which will occur concurrently with the closing of the Offering pursuant to the terms of the Preferred Stock; (ii) treats all shares of the Company's Non-Voting Common Stock, which are convertible at any time, subject to certain limitations, into shares of Common Stock, as if they had been so converted; (iii) gives effect to a two-for-three reverse stock split effected in June 1998 and (iv) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriters."


                                  THE COMPANY

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. The Company offers an integrated suite of core products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. The Company's products have been designed specifically to deliver a measurable impact on outcomes, enabling the Company's customers to quantify clinical benefits and return on investment in a precise and timely manner. The Company's products can be integrated with a customer's existing information systems, which the Company believes reduces overall cost of ownership and increases the attractiveness of the Company's products. Eclipsys also provides outsourcing, remote processing and networking services to assist customers in meeting their healthcare information technology requirements. The Company was formed in December 1995 and has grown primarily through its three acquisitions, all completed since January 1997. These acquisitions, together with internally generated growth, have resulted in total revenues of $126.5 million in 1997 on the pro forma basis described herein.

     The Company markets its products primarily to large hospitals, academic medical centers and integrated healthcare delivery networks. As of March 31, 1998, Eclipsys had one or more of its products installed or being installed in over 350 facilities, including large hospitals, academic medical centers and integrated healthcare delivery networks. To provide direct and sustained customer contact, the Company maintains decentralized sales, implementation and customer support teams in each of its five North American regions. The Company's field sales force has an average of 18 years of experience in the healthcare industry.

     The Company believes that its products and services, focus on physicians' needs, leading technology, strategic relationships, management team and well-positioned customer base are competitive strengths that will enable it to capitalize on continued opportunities for growth.

        - Comprehensive Product Offering. The Company's product strategy has been to acquire or develop industry-leading products in each core area -- clinical management, access management, patient financial management and enterprise data warehouse and analysis -- and then integrate them to provide a comprehensive healthcare information technology solution.

        - Physician-Oriented Products. The Company's clinical products are designed to reflect and support the way physicians work, and include features such as alerts, reminders, just-in-time clinical decision support, sub-second response times, an intuitive graphical user interface, continuous event monitoring and a customizable rules and protocol engine.

        - Leading Technology. The Company has recently announced the development of, and has commenced migrating its products to, its new structured object layered architecture ("SOLA"), which is designed to facilitate the integration of the Company's products with its customers' existing systems, as well as with future products developed or acquired by the Company.


        - Strategic Relationships. One of the Company's important strategic relationships is with Partners HealthCare System, Inc. ("Partners"), including two of its hospital subsidiaries, Brigham and Women's Hospital ("Brigham") and Massachusetts General Hospital ("MGH"). This relationship provides intensive physician-driven research and development and testing for new and existing products in a potential forum that provides feedback from medical and administrative users.



        - Proven Management Team with Successful Track Record. The Company's senior management team averages over 22 years in the healthcare and information technology industries and includes four former chief executive officers. Harvey J. Wilson, the Chairman of the Board, President and Chief Executive Officer of the Company, was a co-founder of Shared Medical Systems Corporation ("SMS"). Upon completion of the Offering, the senior management team will beneficially own 16.9% of the outstanding Common Stock.



        - Well-positioned Customer Base. Eclipsys' customers include large hospitals, integrated healthcare delivery networks and academic medical centers. The Company believes that these entities are generally the first to adopt new technology and are the drivers of industry consolidation. At December 31, 1997, the Company had a backlog of approximately $108 million.


INDUSTRY


     In recent years, the healthcare industry has undergone, and continues to undergo, radical and rapid change. The increasing cost of providing healthcare has caused the provider reimbursement environment to move away from the indemnity model, characterized by fee-for-service arrangements and traditional indemnity insurance, toward the managed-care model, in which providers are aligned within networks and healthcare delivery must follow plan-established rules to qualify for reimbursement. As a result, the emphasis of healthcare providers has shifted from providing care regardless of cost to providing high-quality care in the most cost-effective manner possible. The pressures to achieve successful clinical outcomes more efficiently while managing costs more effectively have led to significant industry consolidation, resulting in the development of large integrated healthcare delivery networks.



     As these integrated healthcare delivery networks grow larger and more dispersed, the challenge of effectively managing and delivering information throughout the enterprise also increases. Healthcare providers are increasingly demanding integrated solutions that offer all of the core functions -- clinical management, access management and patient financial management -- required to manage the entire healthcare delivery process. In addition, large and widely spread healthcare delivery networks require data warehouse and analysis tools that permit them to effectively extract and analyze data located throughout the enterprise. Finally, physician utilization is necessary for a healthcare information technology solution to improve clinical outcomes. The Company believes that physician utilization will increase as information technology solutions provide greater functionality, including alerts, reminders, sub-second response times, just-in-time clinical decision support, an intuitive graphical user interface and the ability to log on to the system remotely.


     The Company believes that healthcare providers are realizing that a relatively small investment in healthcare information technology can significantly reduce variable costs. As a result of industry trends, healthcare providers are making significant investments in healthcare information technology solutions that capitalize on evolving information management technologies. Industry analysts estimate that healthcare organizations spent approximately $17 billion in 1997 for information technology solutions, and anticipate that such expenditures will increase to approximately $28 billion annually by 2002.

STRATEGY

     The Company's objective is to become the leading provider of healthcare information technology solutions to meet the needs of the healthcare industry as it consolidates and evolves. Key elements of the Company's strategy to achieve this objective include:

     Provide Comprehensive, Integrated Healthcare Information Technology Solutions. Eclipsys is focusing on providing a full suite of clinical management, access management, patient financial management and enterprise data warehouse and analysis solutions. The Company's products are designed to be responsive to physicians' needs, outcomes-oriented and user-friendly. The Company believes that its healthcare information technology solutions facilitate the clinical and business decision process, enabling its customers to improve their overall work processes, clinical outcomes and return on investment.

     Further Penetrate Existing Customer Base. The Company believes there is a significant opportunity to sell its integrated healthcare information technology solutions to its existing customers, only a few of which currently have an enterprise-wide healthcare information system.


     Employ a Targeted Marketing Approach. The Company's target market primarily includes large hospitals, integrated healthcare delivery networks and academic medical centers. The Company believes that these entities are generally the first to adopt new technology and are the drivers of industry consolidation. The Company also believes that physicians are becoming increasingly involved in the information technology selection process as recent technological developments and the impact of managed care have increased the utility of information systems to physicians. Accordingly, the Company believes that its clinically oriented, physician-designed products provide it with an advantage as it competes for business.


     Continue to Enhance and Develop New Solutions. The Company intends to continue upgrading existing products and developing new solutions to meet the evolving healthcare information technology needs of its customers. For example, the Company is currently focusing on migrating its products to its new SOLA architecture. The Company has a team of more than 300 internal research and development and technical support professionals dedicated to developing, enhancing, supporting and commercializing new and enhanced healthcare information technology products. In addition, the Company's relationship with Partners allows it to test new and existing products in a forum that provides feedback from medical and administrative users, which the Company believes gives it a competitive advantage in developing new products.

     Pursue Selected Acquisitions and Investments. The Company intends to continue pursuing selected acquisitions and investments that will enhance its product line, customer base, technological capabilities and management team. The Company believes that such transactions will provide it with the opportunity to leverage its existing sales, marketing and development teams and offer the potential to achieve operating synergies across the organization.

                                  THE OFFERING



Common Stock offered by:
  The Company......................................   4,200,000   shares(1)
  The Selling Stockholder..........................     500,000   shares
                                                     ----------
     Total.........................................   4,700,000   shares(1)
                                                     ==========
Common Stock offered:
  U.S. Offering....................................   3,760,000   shares(1)
  International Offering...........................     940,000   shares
                                                     ----------
     Total.........................................   4,700,000   shares(1)
                                                     ==========
Common Stock to be outstanding after the
  Offering.........................................  19,561,237   shares(1)(2)
Use of Proceeds....................................  Redemption of Redeemable Preferred Stock, repayment of debt and working capital and other general
                                                                 corporate purposes, including potential
                                                                                            acquisitions
Proposed Nasdaq National Market symbol.............      "ECLP"


---------------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."


(2) Excludes (i) an aggregate of 4,333,333 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan, 1998 Incentive Stock Plan and 1998 Employee Stock Purchase Plan, of which 2,630,308 shares are subject to outstanding options at a weighted average exercise price of $10.78 per share as of June 1, 1998, and (ii) an aggregate of 806,084 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") (assuming a closing date for this Offering no later than June 30, 1998). See
    "Management -- Stock Plans," "Description of Capital Stock -- Warrants" and
    Note 10 of Notes to the Company's Consolidated Financial Statements.


                                  RISK FACTORS

     Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                             YEAR ENDED DECEMBER 31, 1997            THREE MONTHS ENDED MARCH 31, 1998
                                        ---------------------------------------   ---------------------------------------
                                                                   PRO FORMA AS                              PRO FORMA AS
                                        ACTUAL(1)   PRO FORMA(2)   ADJUSTED(3)    ACTUAL(1)   PRO FORMA(2)   ADJUSTED(3)
                                        ---------   ------------   ------------   ---------   ------------   ------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues........................  $  94,077    $ 126,524      $  126,524    $  29,295    $  30,275      $   30,275
                                        ---------    ---------      ----------    ---------    ---------      ----------
Costs and expenses:
  Cost of revenues(4).................     78,287      104,036         104,036       18,470       19,382          19,382
  Marketing and sales.................     13,662       20,893          20,893        4,211        4,791           4,791
  Research and development............     15,714       29,312          29,312        6,112        6,850           6,850
  General and administrative..........      5,672       13,956          13,956        1,616        1,892           1,892
  Depreciation and amortization(5)....      9,134       11,256          11,256        2,512        2,599           2,599
  Write-off of in-process research and
    development(6)....................    105,688           --              --           --           --              --
  Write-off of MSA(7).................         --           --              --        7,193           --              --
                                        ---------    ---------      ----------    ---------    ---------      ----------
         Total costs and expenses.....    228,157      179,453         179,453       40,114       35,514          35,514
                                        ---------    ---------      ----------    ---------    ---------      ----------
Loss from operations..................   (134,080)     (52,929)        (52,929)     (10,819)      (5,239)         (5,239)
Interest expense, net.................      1,154        1,568            (544)         285          391             (94)
                                        ---------    ---------      ----------    ---------    ---------      ----------
Net loss(8)...........................   (135,234)     (54,497)        (52,385)     (11,104)      (5,630)         (5,145)
Dividends and accretion on mandatorily
  redeemable preferred stock(9).......     (5,850)      (4,761)             --       (1,335)      (1,154)             --
Preferred stock conversion(10)........     (3,105)      (3,105)         (3,105)          --           --              --
                                        ---------    ---------      ----------    ---------    ---------      ----------
Net loss available to common
  shareholders........................  $(144,189)   $ (62,363)     $  (55,490)   $ (12,439)   $  (6,784)     $   (5,145)
                                        =========    =========      ==========    =========    =========      ==========
Basic and diluted net loss per common
  share(11)...........................  $  (40.91)   $  (13.06)     $    (2.97)   $   (2.72)   $   (1.38)     $     (.28)
Weighted average common shares
  outstanding(11).....................  3,524,313     4,774,312     18,686,435    4,573,455     4,906,788      18,363,756
OTHER DATA:
EBITDA(12)............................  $     905    $ (19,312)     $  (19,312)   $   2,865    $   1,407      $    1,407
Net cash provided by operating
  activities..........................      1,068                                    10,193
Net cash used in investing
  activities..........................   (113,670)                                  (18,542)
Net cash provided by financing
  activities..........................    112,771                                     9,406



                                                                 AS OF MARCH 31, 1998
                                                              ---------------------------
                                                                             PRO FORMA AS
                                                                 ACTUAL      ADJUSTED(13)
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $  5,854       $ 10,574
Working capital deficit.....................................     (19,559)        (10,867)
Total assets................................................     106,426         116,746
Debt, including current portion.............................      16,588              --
Mandatorily redeemable preferred stock......................      29,178              --
Shareholders' equity (deficit)..............................     (16,439)         39,825


---------------
 (1) The Alltel and SDK Acquisitions, described below, were accounted for using the purchase method of accounting. Accordingly, the actual statement of operations data reflects the results of operations from these businesses from their respective acquisition dates. See note 2 below and "The Company."


 (2) Gives effect to the following as if they had occurred on January 1, 1997:
     (i) the acquisition, effective January 24, 1997, of ALLTEL Healthcare Information Services, Inc. ("Alltel"), a wholly owned subsidiary of ALLTEL Information Services, Inc. ("AIS"), for an aggregate purchase price of approximately $201.5 million after giving effect to certain purchase price adjustments (the "Alltel Acquisition"), (ii) the acquisition, effective June 26, 1997, of SDK Medical Computer Services Corporation ("SDK") for an aggregate purchase price of $16.5 million (the "SDK Acquisition"), including the issuance of $7.6 million of subordinated promissory notes (the "SDK Notes"), (iii) the acquisition, effective January 30, 1998, of the North American operations of Emtek Healthcare Systems ("Emtek"), a division of Motorola, Inc. ("Motorola"), for an aggregate purchase price of approximately $11.7 million (the "Emtek Acquisition"), (iv) the renegotiation in the first quarter of 1998 of certain matters relating to the Alltel Acquisition (the "Alltel Renegotiation"), including the return by AIS to the Company for cancellation of 11,000 shares of Series C Redeemable Preferred Stock in return for the Company extinguishing claims against AIS related to the Alltel Acquisition (the "AIS Settlement") and the MSA Buyout (as defined below), (v) the repayment of $9.0 million of borrowings under the term loan portion of the Company's commercial credit facility (the "Term Loan") in February 1998 using the proceeds of the issuance of 900,000 shares of Series G Convertible Preferred Stock for total consideration of $9.0 million (the "1998 Preferred Stock Issuance"),
     (vi) the SDK Partial Repayment (as defined below), (vii) the January 1998 scheduled $2.0 million payment to AIS under the MSA (as defined below) and
     (viii) borrowings under the revolving portion of the Company's commercial credit facility (the "Revolver") to fund the MSA Buyout and the Simione Investment (as defined below). See "The Company," "Unaudited Pro Forma Financial Information" and Notes 6 and 13 of Notes to the Company's Consolidated Financial Statements.

 (3) Adjusted to give effect to (i) the Preferred Stock Conversion and (ii) the sale by the Company of the 4,200,000 shares of Common Stock offered by it hereby at an assumed initial public offering price of $17.00 per share and the application of the net proceeds to the Company therefrom as described under "Use of Proceeds." See "Unaudited Pro Forma Financial Information."



 (4) In 1997, includes $18.0 million (actual, pro forma and pro forma as adjusted) amortization expense related to acquired technology as a result of the Alltel, SDK and Emtek Acquisitions (collectively, the "Acquisitions"). In 1998, includes $3.8 million (actual) and $3.7 million (pro forma and pro forma as adjusted) amortization expense related to acquired technology as a result of the Acquisitions. The acquired technology costs are being amortized annually over three to five years either on a straight line basis or, if greater, based on the ratio that current revenues bear to total anticipated revenues attributable to the applicable product.



 (5) In 1997, includes $2.9 million (actual) and $3.6 million (pro forma and pro forma as adjusted) amortization expense related to ongoing customer relationships and goodwill that arose as a result of the Acquisitions. In 1998, includes $695,000 (actual, pro forma and pro forma as adjusted) amortization expense related to ongoing customer relationships and goodwill that arose as a result of the Acquisitions. The value of ongoing customer relationships and goodwill is being amortized over periods that range from five to twelve years.



 (6) In connection with the Alltel and SDK Acquisitions in 1997, the Company wrote off in-process research and development of $98.7 million and $7.0 million, respectively, reflecting the appraised values of certain in-process research and development acquired in these acquisitions. These nonrecurring charges are excluded from the pro forma and pro forma as adjusted presentations. See Note 6 of Notes to the Company's Consolidated Financial Statements.



 (7) In connection with the buyout in the first quarter of 1998 of the Company's obligations under the Management and Services Agreement (the "MSA") entered into in connection with the Alltel Acquisition (the "MSA Buyout"), the Company recorded a charge of $7.2 million in the first quarter of 1998. This nonrecurring charge is excluded from the pro forma and pro forma as adjusted presentations. See Note 13 of Notes to the Company's Consolidated Financial Statements.



 (8) The Company has not recorded any benefit for income taxes because management believes, based on the evidence available at December 31, 1997 and March 31, 1998, it is more likely than not that the Company's net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.



 (9) The pro forma amount reflects an adjustment to reduce the dividends and accretion on mandatorily redeemable preferred stock pursuant to the Alltel Renegotiation by $1.1 million in 1997 and $181,000 in 1998.



(10) Represents a charge related to the January 1997 issuance of Series F Convertible Preferred Stock in exchange for the cancellation of Series A Convertible Preferred Stock.



(11) See Note 2 of Notes to the Company's Consolidated Financial Statements.



(12) Represents earnings before interest expense, income tax expense, depreciation and amortization and nonrecurring charges ("EBITDA"). EBITDA is not a measurement in accordance with generally accepted accounting principles ("GAAP") and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate EBITDA in the same manner and accordingly, EBITDA may not be comparable with other registrants. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. The following table summarizes EBITDA on an actual, pro forma and pro forma as adjusted basis:



                                                                                                 THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31, 1997                 MARCH 31, 1998
                                                  ------------------------------------   ----------------------------------
                                                                            PRO FORMA                            PRO FORMA
                                                   ACTUAL     PRO FORMA    AS ADJUSTED    ACTUAL    PRO FORMA   AS ADJUSTED
                                                  ---------   ----------   -----------   --------   ---------   -----------
     Net loss...................................  $(135,234)  $ (54,497)    $ (52,385)   $(11,104)  $ (5,630)    $ (5,145)
     Interest expense...........................      1,154       1,568          (544)        285        391          (94)
     Income tax expense.........................         --          --            --          --         --           --
     Depreciation and amortization..............     29,297      33,617        33,617       6,491      6,646        6,646
     Write-off of in-process research and
       development..............................    105,688          --            --          --         --           --
     Write-off of MSA...........................         --          --            --       7,193         --           --
                                                  ---------   ----------    ---------    --------   --------     --------
     EBITDA.....................................  $     905   $ (19,312)    $ (19,312)   $  2,865   $  1,407     $  1,407
                                                  =========   ==========    =========    ========   ========     ========



(13) Gives effect to the following as if they had occurred on March 31, 1998:
     (i) the scheduled repayment in April 1998 of $4.0 million of principal and accrued interest on the SDK Notes (the "SDK Partial Repayment"); (ii) the purchase of $5.6 million of the capital stock of Simione Central Holdings, Inc. ("Simione") in May 1998 (the "Simione Investment"), which was funded with borrowings under the Revolver, (iii) the Preferred Stock Conversion, and (iv) the sale by the Company of 4,200,000 shares of Common Stock offered by it hereby at an assumed initial public offering price of $17.00 per share and the application of the net proceeds to the Company therefrom as described under "Use of Proceeds." See "The Company," "Unaudited Pro Forma Financial Information" and Notes 6 and 13 of Notes to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors.

LIMITED COMBINED OPERATING HISTORY; HISTORY OF OPERATING LOSSES

     The Company began operations in 1996 and has grown primarily through a series of acquisitions completed since January 1997. Accordingly, the Company and its acquired operations have a limited combined operating history upon which an evaluation of the Company and its prospects can be based. The success of the Company will depend, in part, on its ability to integrate the operations of these acquired businesses and to consolidate its product offerings. There can be no assurance that the operating results of the Company will meet or exceed the combined individual operating results achieved by the respective businesses prior to their acquisition, and consequently the pro forma financial information contained herein may not be indicative of the Company's future operating results and financial condition. In addition, the Company's senior management group has been assembled relatively recently. There can be no assurance that the management group will be able to oversee the combined entity and implement the Company's operating or growth strategies effectively. See "The Company."


     The Company has incurred net losses in each year since its inception, including net losses of $135.2 million in 1997 and $11.1 million in the first quarter of 1998. At March 31, 1998, the Company had a shareholders' deficit of $16.4 million. The Company's losses resulted primarily from certain write-offs related to the Alltel and SDK Acquisitions which were consummated during 1997 and charges in the first quarter of 1998 related to the MSA Buyout. The Company expects to continue to incur net losses for the foreseeable future. There can be no assurance that the Company will achieve profitability. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


MANAGEMENT OF GROWTH

     The growth in the size and complexity of the Company's business as a result of the Acquisitions has placed, and is expected to continue to place, a significant strain on the Company's management and other resources. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational and financial systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

     An important element of the Company's business strategy has been, and is expected to continue to be, expansion through acquisitions. The Company's ability to continue to expand through acquisitions depends on many factors, including the availability of capital to purchase other businesses and to support such growth, the successful identification and acquisition of businesses and management's ability to effectively integrate and operate the new businesses. The Company currently has no commitments, understandings or arrangements with respect to any future acquisitions. There is significant competition for acquisition opportunities in the information technology industry. Competition may intensify due to consolidation in the industry, which could increase the costs of future acquisitions. The Company competes for acquisition opportunities with other companies, some of which may have significantly greater financial and management resources than the Company. Further, the anticipated benefits from any acquisition may not be achieved unless the operations of the acquired business are successfully combined with those of the Company. The integration of acquired businesses requires substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates, acquire any such candidates on reasonable terms or integrate acquired businesses successfully. Future acquisitions could result in the issuance of additional shares of capital stock or the incurrence of additional indebtedness, could entail the payment of consideration in excess of book value and could have a dilutive effect on the Company's net income per share. Many business acquisitions must be accounted for under the purchase method of accounting. Consequently, such acquisitions may generate significant goodwill or other intangible assets. Consequently, acquisition of these businesses would typically result in substantial amortization charges to the Company. Acquisitions could also involve significant charges reflecting write-offs of acquired in-process research and development. As a result of acquisitions, the Company recorded amortization expenses for acquisition-related intangible assets of $23.0 million and wrote off $105.7 million of in-process research and development in 1997. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Strategy."

ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

     The Company's success depends, in significant part, upon the continued services of its key technical, marketing, sales and management personnel and on its ability to continue to attract, motivate and retain highly qualified employees. Competition for technical, marketing, sales and management employees is intense and the process of recruiting personnel with the combination of skills and attributes required to execute the Company's strategy can be difficult, time-consuming and expensive. There can be no assurance that the Company will be successful in attracting or retaining highly skilled technical, management, sales and marketing personnel. The failure to attract, hire, assimilate or retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company believes that its ability to implement its strategic goals depends to a considerable degree on its senior management team. The loss of any member of that team or, in particular, the loss of Harvey J. Wilson, the Company's founder, Chairman of the Board, President and Chief Executive Officer, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not expect to maintain key person life insurance on any of its key employees after the Offering. Although the Company has entered into an employment agreement with Mr. Wilson, he and all other key employees may voluntarily terminate their respective employment with the Company at any time. See "Business -- Employees" and "Management."


POTENTIAL FLUCTUATIONS IN QUARTERLY PERFORMANCE

     The Company's revenues and operating results have varied from quarter to quarter, primarily due to acquisitions. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing and size of future acquisitions; the timing, size and nature of the Company's product sales and implementations; the length of the sales cycle; implementation efforts; market acceptance of new services, products or product enhancements by the Company or its competitors; product and price competition; the relative proportions of revenues derived from systems and services and from hardware; changes in the Company's operating expenses; personnel changes; the performance of the Company's products; and fluctuations in economic and financial market conditions. The timing of revenues from product sales is difficult to forecast because the Company's sales cycle can vary depending upon factors such as the size of the transaction, the changing business plans of the customer, the effectiveness of the customer's management and general economic conditions. In addition, because revenue is recognized at various points during the term of a contract, the timing of revenue recognition varies considerably based on a number of factors, including the type of contract, the availability of personnel, the implementation schedule and the complexity of the implementation process. How and when to implement, replace, expand or substantially modify an information system, or modify or add business processes or lines of business, are major decisions for healthcare organizations. The sales cycle for the Company's systems may range from six to eighteen months or more from initial contact to contract execution. Historically, the Company's implementation cycle has ranged from twelve to thirty-six months from contract execution to completion of implementation. Although the Company believes that the migration of its products to its new SOLA architecture will significantly shorten the implementation cycle, there can be no assurance in this regard. During the sales cycle and the implementation cycle, the Company expends substantial time, effort and funds preparing contract proposals, negotiating the contract and implementing the solution. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the timing of sales and implementations can cause significant variations in operating results from quarter to quarter.

     Due to the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RAPID TECHNOLOGICAL CHANGE AND EVOLVING MARKET

     The market for the Company's products and services is characterized by rapidly changing technologies, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. As a result, the Company's position in the healthcare information technology market could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The Company's future success will depend in part upon the Company's ability to enhance its existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future as new technologies are introduced. The Company has recently announced the development of, and has commenced migrating its products to, its new SOLA architecture. There can be no assurance that the development of SOLA or the migration of products to the SOLA architecture will be successful, that such products will meet their scheduled release dates, that the Company will successfully complete the development and release of other new products or the migration of new or existing products to specific platforms or configurations in a timely fashion or that the Company's current or future products will satisfy the needs of potential customers or gain general market acceptance.

RISKS ASSOCIATED WITH DEVELOPMENT OF INTEGRATED CLINICAL MANAGEMENT SUITE

     The Company is currently in the process of integrating selected features and functionalities from a number of heritage clinical management products acquired in the Alltel and Emtek Acquisitions and licensed from Partners to create the Sunrise Clinical Management suite, which is currently undergoing field trials. Although most of the key functionalities of the Sunrise Clinical Management suite are currently available in heritage products, the integrated Sunrise Clinical Management suite is not expected to be generally available until 1999. There can be no assurance that the Company will be successful in completing the integration of these functionalities on a timely basis, that the field trials will be successful or that the Sunrise Clinical Management suite, if and when generally available, will meet the needs of the marketplace or achieve market acceptance. Any difficulties or delays in integrating these functionalities into the Sunrise Clinical Management suite, or the failure of the Sunrise Clinical Management suite to gain market acceptance, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products."

COMPETITION


     The market for the Company's products and services is intensely competitive and is characterized by rapidly changing technologies and user needs and the frequent introduction of new products. The Company's principal competitors include Cerner Corp., HBO & Company, IDX Systems Corp. and SMS. The Company also faces competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. A number of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. The Company also expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON RELATIONSHIP WITH PARTNERS


     The Company has an exclusive license granted by Partners (the "Partners License") to develop, commercialize, distribute and support certain intellectual property relating to the BICS clinical information systems software developed at Brigham. If the Company breaches certain terms of the license, Partners has the option to convert the license to a non-exclusive license. Such conversion by Partners could cause the intellectual property and the ability to develop and commercialize such intellectual property to become more widely available to competitors of the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. No sales have been made and, consequently, no royalties have been paid by the Company pursuant to the Partners License because products based on the licensed technology are still in field trials. See "Certain Transactions." The Company also works closely with physicians and research and development personnel at Brigham and MGH to develop and commercialize new information technology solutions for the healthcare industry and to test and demonstrate new and existing products. A breach of the terms of the Partners License could cause the cooperative working relationship with Brigham and MGH, including future access to products developed by personnel at Brigham granted under the Partners License, to become strained or to cease altogether. The loss of good relations with Brigham or MGH could have a material adverse impact on the Company's ability to develop new solutions and cause delays in bringing new products to the market. Additionally, a loss of the relationship with Brigham or MGH could result in the Company's reputation and status in the industry being diminished. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. In connection with the grant of the Partners License, Partners acquired 988,290 shares of Common Stock, which will represent 5.1% of the outstanding Common Stock following the Offering.


UNCERTAINTY IN THE HEALTHCARE INDUSTRY

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation and reform proposals. These reforms may increase governmental involvement in healthcare, continue to reduce reimbursement rates and otherwise change the operating environment for the Company's customers. Healthcare industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's products and services. In addition, many healthcare providers are consolidating to create larger healthcare delivery enterprises with greater market power. Such consolidation could erode the Company's existing customer base and reduce the size of the Company's target market. In addition, the resulting enterprises could have greater bargaining power, which may lead to price erosion. The failure of the Company to maintain adequate price levels or sales, or the reduction in the size of the Company's target market, as a result of legislative or market-driven reforms or industry consolidation could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE ADVERSE EFFECTS OF GOVERNMENT REGULATION

     The United States Food and Drug Administration (the "FDA") has issued a draft guidance document addressing the regulation of certain computer products and computer-assisted products as medical devices under the Federal Food, Drug, and Cosmetic Act (the "FDC Act") and has recently indicated it may modify such draft policy or create a new policy. The Company expects that the FDA is likely to become increasingly active in regulating computer software intended for use in the healthcare setting. If the FDA chooses to regulate any of the Company's healthcare software systems as medical devices, it can impose extensive requirements upon the Company, including the requirement that the Company seek either FDA clearance of a premarket notification submission demonstrating that the product is substantially equivalent to a device already legally marketed or file for and obtain FDA approval of a premarket approval application establishing the safety and effectiveness of the product. FDA regulations also govern, among other things, the preclinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices. In addition, the Company would be required to comply with the FDC Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of certain device malfunctions and adverse device events. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recalls or product corrections, total or partial suspension of production, failure of the government to grant premarket clearance or approval of products, withdrawal of clearances and approvals, and criminal prosecution. There can be no assurance that any final FDA policy governing computer products, once issued, or future laws and regulations concerning the manufacture or marketing of medical devices or healthcare information systems will not increase the cost and time to market of new or existing products.


     The confidentiality of patient records and the circumstances under which such records may be released are subject to substantial regulation by state and federal laws and regulations, which govern both the disclosure and use of confidential patient medical record information. Regulations governing electronic health data transmissions are evolving rapidly and are often unclear and difficult to apply in the rapidly restructuring healthcare market. On August 22, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). This legislation requires the Secretary of Health and Human Services (the "Secretary") to adopt national standards for certain types of electronic health information transactions and the data elements used in such transactions and to adopt standards to ensure the integrity and confidentiality of health information. The Secretary was required to issue these standards no later than February 21, 1998. The Secretary recently issued proposed standards regarding two of the five sets of standards that are ultimately expected. These proposed standards specify certain provider identifiers and transactional code sets. Standards governing other identifiers, as well as general data security standards, have not yet been proposed. The proposed standards are open for comment until July 6, 1998 and final standards are expected later this year. Final standards would become mandatory within 24 to 36 months thereafter. The Company believes that the proposed standards would not materially affect the Company's business, if adopted as proposed. There can be no assurance, however, that the standards will be adopted as proposed or that the standards yet to be proposed, particularly those related to data security, will not have a material adverse effect on the Company's business, financial condition and results of operations.


     The HIPAA legislation also required the Secretary to submit recommendations to Congress for legislation concerning privacy and confidentiality of personal health information. If Congress fails to enact such legislation by August 21, 1998, HIPAA requires the Secretary to promulgate such standards by regulation. There can be no assurance that such laws or regulations will not materially restrict the ability of the Company's customers to obtain or disseminate patient information, which could adversely affect demand for the Company's products. Legislation governing the dissemination of medical record information is frequently proposed at both the federal and state levels. Such legislation, if enacted, could require patient consent before even non-individually-identifiable (e.g., coded or anonymous) patient information may be shared with third parties and could also require that holders or users of such information implement security measures. Any material restriction on the ability of healthcare providers to obtain or disseminate patient information could adversely affect the Company's business, financial condition and results of operations.

YEAR 2000 ISSUES


     The Company believes that all of its internal management information systems are currently Year 2000 compliant and, accordingly, does not anticipate any significant expenditures to remediate or replace existing internal-use systems. Although most of the Company's products are Year 2000 compliant, the products acquired by the Company in the Emtek Acquisition are not Year 2000 compliant. The Company is currently developing and testing solutions for these non-compliant products and currently estimates that all of these products will be Year 2000 compliant by mid-1999 at an estimated aggregate cost of approximately $2.6 million, including both remediation and testing costs. In addition, because the Company's products are often interfaced with a customer's existing third-party applications, the Company's products may experience difficulties interfacing with third-party non-compliant applications. Based on currently available information, the Company does not expect the cost of compliance related to interactions with non-compliant third-party systems to be material. However, any unexpected difficulties in achieving Year 2000 compliance for the Emtek products or difficulties in interfacing with third-party products could have a material adverse effect on the Company's business, financial condition and results of operations.

     As a result of apprehension in the marketplace over Year 2000 compliance issues, businesses, including the Company's customers, may elect to defer significant capital investments in information technology programs and software, either because they decide to focus their capital budgets on the expenditures necessary to bring their own existing systems into compliance or because they wish to purchase only software with a proven ability to process data after 1999. As a result, the Company may not achieve expected sales revenues and its business, financial condition and results of operations could be materially adversely affected.


LIMITED PROTECTION OF PROPRIETARY RIGHTS

     The Company is dependent upon its proprietary information and technology. The Company relies primarily on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect its rights in its software products and other proprietary technology. The Company requires third-party consultants and contractors to enter into nondisclosure agreements to limit the use of, access to and distribution of its proprietary information. In addition, the Company currently requires that, in order to receive options under any of its stock plans, the recipient employee must enter into a nondisclosure agreement. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate to prevent misappropriation. The laws of some foreign countries may not protect the Company's proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by the Company to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of the Company's products, reverse engineer such products or otherwise obtain and use information that the Company regards as proprietary. In certain limited instances, customers can access source code versions of the Company's software, subject to contractual limitations on the permitted use of such source code. Although the Company's license agreements with such customers attempt to prevent misuse of the source code, the possession of the Company's source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, there can be no assurance that others will not independently develop technologies similar or superior to the Company's technology or design around the proprietary rights owned by the Company.

     In addition, although the Company does not believe that its products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition and results of operations. Regardless of the validity of such claims, defending against such claims could result in significant costs and diversion of Company resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the assertion of such infringement claims could result in injunctions preventing the Company from distributing certain products, which could have a material adverse effect on the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license to such intellectual property rights. There can be no assurance, however, that such a license would be available on reasonable terms or at all.

PRODUCT ERRORS; POTENTIAL FOR PRODUCT LIABILITY; SECURITY ISSUES

     Highly complex software products, such as those offered by the Company, often contain undetected errors or failures when first introduced or as new versions are released. Testing of the Company's products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which the Company's customers may deploy these products. Despite extensive testing, the Company from time to time has discovered defects or errors in its products. Accordingly, there can be no assurance that such defects, errors or difficulties will not cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with the Company's products. In addition, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Certain of the Company's products provide applications that relate to patient medical histories and treatment plans. Any failure of the Company's products to provide accurate and timely information could result in liability claims against the Company. Although the Company has not experienced any claims to date, there can be no assurance that the Company will not be subject to such claims in the future. The Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in designing its products and rendering its services. Despite this precaution, there can be no assurance that the limitations of liability set forth in its contracts would be enforceable or would otherwise protect the Company from liability for damages. The Company maintains general liability insurance coverage, including coverage for errors or omissions. However, there can be no assurance that such coverage will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to the Company, divert management's attention from the Company's operations and decrease market acceptance of the Company's products. Any product liability claim or litigation against the Company could, therefore, have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has included security features in its products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, the Company's software products may be vulnerable to break-ins and similar disruptive problems. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. Addressing these evolving security issues may require significant expenditures of capital and resources by the Company, which may have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY DIRECTORS AND OFFICERS


     Upon completion of the Offering, the Company's officers and directors, and their affiliates, will beneficially own approximately 64.1% of the Company's outstanding Common Stock (61.8% if the over-allotment option is exercised in full). These stockholders, if acting together, would have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval, irrespective of how other stockholders of the Company may vote. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders."



BENEFITS OF THE OFFERING TO CERTAIN STOCKHOLDERS



     The existing stockholders of the Company will benefit from the creation of a public market for the Common Stock held by them after the closing of the Offering. Upon the closing of the Offering, the existing stockholders will hold shares of Common Stock (or Non-Voting Common Stock convertible into Common Stock) having an aggregate value of $266.3 million, based on an assumed initial public offering price of $17.00 per share. The existing stockholders paid an average of $8.35 per share (including the deemed value of shares issued in connection with the Partners License and the Acquisitions) for the shares of Common Stock they will hold immediately following the Offering. AIS, the Selling Stockholder, will receive net proceeds of $7.9 million from the sale of the 500,000 shares of Common Stock offered by it hereby ($9.1 million assuming the U.S. Underwriters over-allotment option is exercised in full), based on an assumed initial public offering price of $17.00 per share. In addition, approximately $57.7 million, or approximately 89.2% of the net proceeds received by the Company in the Offering, will be paid to certain existing stockholders of the Company to effect the Preferred Stock Redemption, to repay the SDK Notes and to repay all amounts outstanding under the Revolver. As a result of the payments to these stockholders, the amount of proceeds available to the Company for other purposes will be reduced, and the benefits of the Offering will be shared with such stockholders. AIS, First Union Corporation and BT Investment Partners, Inc., each a significant stockholder of the Company, will receive an aggregate of $37.6 million in the Preferred Stock Redemption. In addition, First Union Corporation is a lender under the Revolver. See "Use of Proceeds," "Certain Transactions" and "Principal and Selling Stockholders."


NO PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this Offering. The trading price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations or acquisitions, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or propriety rights, conditions and trends in the software industry, general economic conditions and other factors. It is possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stock of technology companies as a group but have been unrelated to the performance of particular companies. These broad market fluctuations, as well as shortfalls in sales or earnings as compared with securities analysts' expectations, changes in such analysts' recommendations or projections and general economic and market conditions, may materially and adversely affect the market price of the Company's Common Stock. See "Underwriters."

DILUTION


     Purchasers of shares of Common Stock in this Offering will suffer immediate and substantial dilution of $16.71 per share in the pro forma net tangible book value of the Common Stock from the initial public offering price. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriters."

DIVIDENDS

     No cash dividends have been paid on the Common Stock to date and the Company does not anticipate paying cash dividends in the foreseeable future. In addition, there are certain restrictions on the Company's ability to declare and pay dividends under the terms of the Company's credit facility and under applicable state law. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ANTITAKEOVER PROVISIONS

     The Company's Third Restated Certificate of Incorporation and Amended and Restated By-laws, which will be in effect immediately following the closing of the Offering, contain certain provisions, including a staggered Board of Directors, that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, certain provisions of Delaware corporate law applicable to the Company could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."

                                  THE COMPANY

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. The Company offers an integrated suite of core products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. The Company's products have been designed specifically to deliver a measurable impact on outcomes, enabling the Company's customers to quantify clinical benefits and return on investment in a precise and timely manner. The Company's products can be integrated with a customer's existing information systems, which the Company believes reduces overall cost of ownership and increases the attractiveness of its products. Eclipsys also provides outsourcing, remote processing and networking services to assist customers in meeting their healthcare information requirements. The Company was formed in December 1995 and has grown primarily through its three acquisitions, all completed since January 1997. These acquisitions, together with internally generated growth, have resulted in total revenues of $126.5 million in 1997 on the pro forma basis described herein.


     The Company was founded in December 1995 by Harvey J. Wilson, a co-founder of SMS, to address an identified opportunity to commercialize integrated healthcare information technology. In May 1996, the Company acquired the Partners License to develop, commercialize, distribute and support certain intellectual property relating to the BICS clinical information systems software developed at Brigham. In consideration for this license, the Company issued 988,290 shares of Common Stock to Partners. See "Certain Transactions." Since acquiring the Partners License, Eclipsys has grown primarily by acquiring companies or operations with industry-leading products to complement its existing product offerings and broaden its product line. These acquisitions are summarized below:



                                TOTAL          LAST-YEAR         KEY PRODUCT
ACQUISITION      DATE      CONSIDERATION(1)   REVENUES(2)        CATEGORIES
-----------      ----      ----------------   -----------        -----------
                               (DOLLARS IN MILLIONS)
Alltel       January 1997       $201.5          $108.8       --  Clinical management
                                                             --  Enterprise data warehouse
SDK          June 1997            16.5             6.8       --  Access management
                                                             --  Patient financial management
Emtek        January 1998         11.7(3)         22.7       --  Clinical management


---------------

(1) Reflects the total value of consideration paid by the Company, including cash, stock, promissory notes and assumption of liabilities, as the case may be and, in the case of Alltel, reflects certain purchase price adjustments.

(2) Reflects total revenues of the acquired operations for the last full fiscal year prior to acquisition.

(3) Net of a $9.6 million receivable from Motorola.


     Alltel. In January 1997, the Company acquired Alltel for a purchase price consisting of $104.8 million in cash, 20,000 shares of Series C Redeemable Preferred Stock (having a redemption value of $1,000 per share plus accumulated dividends) and 2,077,497 shares of Series D Convertible Preferred Stock (each convertible into one share of Common Stock). Alltel's main products were the TDS 7000, a mainframe-based clinical information program, and an enterprise data warehouse product. Alltel enjoyed a significant customer base, consisting primarily of large integrated healthcare delivery networks. Alltel had total revenues of $108.8 million in its fiscal year ended December 31, 1996. In October 1997, in connection with certain post-closing adjustments to the purchase price for the Alltel Acquisition, AIS, the former parent corporation of Alltel, returned 4,500 shares of Series C Redeemable Preferred Stock to the Company for cancellation.



     In March 1998, the Company and AIS renegotiated in two separate transactions several matters relating to the Alltel Acquisition. In the Alltel Renegotiation, AIS returned to the Company 11,000 shares of Series C Redeemable Preferred Stock in exchange for resolving certain open issues in connection with the Alltel Acquisition, and AIS agreed that no dividends will accrue on the remaining 4,500 shares of Series C Redeemable Preferred Stock held by AIS until July 1, 1998. In the MSA Buyout, the Company paid AIS an aggregate of $14.0 million in exchange for terminating all of the rights and obligations of both parties under the MSA. See "Certain Transactions." AIS is the Selling Stockholder in the Offering and a portion of the net proceeds of the Offering will be used to redeem the remaining Redeemable Preferred Stock held by AIS. See "Use of Proceeds" and "Principal and Selling Stockholders."


     SDK. In June 1997, the Company acquired all of the stock of SDK for approximately $2.2 million in cash, $7.6 million of SDK Notes, $3.5 million of assumed liabilities and 499,997 shares of Common Stock valued at $3.2 million. SDK's key products were a patient information software program and a patient financial management program. SDK's customers were primarily integrated healthcare delivery network facilities. SDK had total revenues of $6.8 million in its fiscal year ended April 30, 1997.



     Emtek. In January 1998, the Company acquired Emtek from Motorola for total consideration of $11.7 million. The consideration included 1,000,000 shares of Common Stock valued at $9.1 million and the assumption of $12.3 million of liabilities, reduced by a $9.6 million receivable due from Motorola. Emtek was a leader in supplying clinical information solutions to the critical care environment and its key product was Continuum 2000, a point-of-care clinical information system. Emtek had a strong customer base, consisting primarily of academic medical centers and large hospitals. Emtek had total revenues of $22.7 million in its fiscal year ended December 31, 1997.



     Simione Investment. In April 1998, the Company made a strategic minority investment in Simione, purchasing approximately 4.9% of Simione's outstanding common stock from certain stockholders of Simione for approximately $5.6 million. In connection with the Simione Investment, the Company received the right to designate one member for election to Simione's board of directors and an option to purchase up to an additional 4.9% of Simione's common stock in the event Simione proposes to enter into specified change-of-control transactions prior to October 1998. Concurrently with the Simione Investment, the Company and Simione entered into a Remarketing Agreement pursuant to which the Company has certain rights to distribute Simione software products. Simione is a provider of home healthcare consulting solutions and information systems.



     The Company was organized in Delaware in 1995 as Integrated Healthcare Solutions, Inc. and changed its name to Eclipsys Corporation in 1997. The Company's principal office is located at 777 East Atlantic Avenue, Suite 200, Delray Beach, Florida 33483, and its telephone number is (561) 243-1440.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of shares of Common Stock offered by it are estimated to be $64.7 million after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company and assuming an initial public offering price of $17.00 per share. The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."



     The Company expects to use (i) approximately $37.6 million of the net proceeds from the Offering to redeem the outstanding shares of the Company's Redeemable Preferred Stock, of which $3.1 million is accrued dividends, both as of March 31, 1998 and (ii) approximately $3.8 million to repay the principal balance and accrued interest on the SDK Notes. The Company will also use a portion of the net proceeds to repay all amounts outstanding under the Revolver. As of May 31, 1998, the outstanding balance of the Revolver was $16.3 million, which was borrowed in connection with the MSA Buyout and the Simione Investment. As of May 31, 1998, the effective interest rate for the Revolver was 6.7%. The Redeemable Preferred Stock accrues dividends at the rate of 8.5% annually and is mandatorily redeemable upon the closing of the Offering. The SDK Notes bear interest at the rate of 9.5% annually, payable quarterly. The aggregate principal balance of the SDK Notes is $3.8 million and is due on April 1, 1999. The SDK Notes are subordinated to the Revolver. The SDK Notes may be prepaid at any time without penalty. AIS, the Selling Stockholder, holds 4,500 shares of Series C Redeemable Preferred Stock and will receive $4.5 million from the redemption of such shares at the closing of the Offering.


     The remaining net proceeds will be used for working capital and other general corporate purposes. In particular, the Company may seek acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company. In the event the Company finds suitable businesses, products or technologies, a portion of the net proceeds may also be used for such acquisitions or investments. While the Company engages from time to time in discussions with respect to potential acquisitions and investments, the Company has no plans, commitments or agreements with respect to any such acquisitions and investments and there can be no assurance that any acquisitions or investments will be made.

     Pending use of the remaining net proceeds as described above, the Company intends to invest such proceeds in short-term, investment grade, marketable securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. In addition, there are certain restrictions on the Company's ability to declare and pay dividends under the terms of the Company's credit facility and under applicable state law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 7 of Notes to the Company's Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth the cash and cash equivalents, current portion of long-term debt and capitalization of the Company as of March 31, 1998
(i) on an actual basis and (ii) on a pro forma as adjusted basis giving effect to the SDK Partial Repayment, the funding of the Simione Investment, the Preferred Stock Conversion and the issuance and sale by the Company of 4,200,000 shares of Common Stock offered by it hereby at an assumed initial public offering price of $17.00 per share and the application of the net proceeds to the Company therefrom as described under "Use of Proceeds." The information set forth in the table below is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                   AS OF MARCH 31, 1998
                                                                ---------------------------
                                                                                 PRO FORMA
                                                                 ACTUAL         AS ADJUSTED
                                                                ---------       -----------
                                                                (IN THOUSANDS EXCEPT SHARE
                                                                           DATA)
Cash and cash equivalents...................................    $   5,854        $  10,574
                                                                =========        =========
Current portion of long-term debt:
  SDK Notes.................................................    $   3,794        $      --
                                                                =========        =========
Long-term debt:
  Revolver..................................................    $   9,000        $      --
  SDK Notes.................................................        3,794               --
                                                                ---------        ---------
        Total long-term debt................................    $  12,794        $      --
                                                                =========        =========
Series B 8.5% mandatorily redeemable preferred stock, $.01
  par value, 30,000 shares authorized, issued and
  outstanding (actual); no shares authorized, issued or
  outstanding (pro forma as adjusted)(1)(2).................       24,678               --
Series C 8.5% mandatorily redeemable preferred stock, $.01
  par value, 25,000 shares authorized, 4,500 shares issued
  and outstanding (actual); no shares authorized, issued or
  outstanding (pro forma as adjusted)(1)(2).................        4,500               --
Shareholders' equity (deficit)(1)(2):
  Convertible Preferred Stock, $.01 par value; 10,650,000
    shares authorized, 10,333,313 shares issued and
    outstanding (actual); no shares authorized, issued or
    outstanding (pro forma as adjusted).....................          104               --
  Undesignated preferred stock, $.01 par value, 1,100,000
    shares authorized (actual); 5,000,000 shares authorized
    (pro forma as adjusted); no shares issued and
    outstanding (actual and pro forma as adjusted)..........           --               --
  Common Stock, $.01 par value; 5,000,000 shares authorized
    (actual); 200,000,000 shares authorized (pro forma as
    adjusted); 5,289,098 shares issued and outstanding
    (actual); 18,625,980 shares issued and outstanding (pro
    forma as adjusted)(3)...................................           53              186
  Non-Voting Common Stock, $.01 par value; 3,000,000 shares
    authorized (actual); 5,000,000 shares authorized (pro
    forma as adjusted); no shares issued and outstanding
    (actual); 896,431 shares issued and outstanding (pro
    forma as adjusted)......................................           --                9
  Additional paid-in capital(4).............................      131,406          187,632
  Unearned compensation.....................................         (232)            (232)
  Accumulated deficit.......................................     (147,809)        (147,809)
  Accumulated other comprehensive income....................           39               39
                                                                ---------        ---------
    Total shareholders' equity (deficit)....................      (16,439)          39,825
                                                                ---------        ---------
        Total capitalization................................    $  25,533        $  39,825
                                                                =========        =========


---------------


(1) Gives effect to amendments to the Company's certificate of incorporation approved by the Company's Board of Directors on April 8, 1998 to increase the number of shares of Common Stock, Non-Voting Common Stock and undesignated Preferred Stock authorized and eliminate the authorized shares of Convertible Preferred Stock and Redeemable Preferred Stock concurrent with the closing of this Offering.


(2) See Note 5 of Notes to the Company's Consolidated Financial Statements.


(3) Excludes (i) an aggregate of 4,333,333 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan, 1998 Incentive Stock Plan and 1998 Employee Stock Purchase Plan, of which 2,513,167 shares were subject to outstanding options as of March 31, 1998 at a weighted average exercise price of $5.57 per share, and (ii) an aggregate of 806,084 shares of Common Stock issuable upon exercise of the Warrants (assuming a closing date for this Offering no later than June 30, 1998). See "Management -- Stock Plans" and "Description of Capital Stock -- Warrants".



(4) Included in the adjustments to pro forma as adjusted additional paid-in capital is a charge of approximately $8.4 million to reflect the difference between the redemption price of Redeemable Preferred Stock and its carrying amount. This charge will be recorded as a direct charge to additional paid-in capital in the period the redemption occurs. Additionally, the charge will result in an increase in net loss available to common shareholders in the statement of operations.

                                    DILUTION


     The pro forma net tangible book deficit of the Company as of March 31, 1998 was $(59.0) million, or $(3.85) per share of Common Stock. Pro forma net tangible book deficit per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities including Redeemable Preferred Stock) by the number of shares of Common Stock outstanding, after giving effect to the SDK Partial Repayment, the Simione Investment and the Preferred Stock Conversion. After giving effect to the sale of the 4,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company as of March 31, 1998 would have been $.29 per share. This represents an immediate increase in such pro forma net tangible book value of $4.14 per share to existing stockholders and an immediate dilution of $16.71 per share to new investors purchasing shares in this Offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates the per share dilution:



Assumed initial public offering price per share.........                $17.00
  Pro forma net tangible book deficit per share before
     the Offering.......................................   $(3.85)
  Increase per share attributable to new investors......     4.14
Pro forma net tangible book value per share after the
  Offering..............................................                   .29
                                                                        ------
Dilution per share to new investors.....................                $16.71
                                                                        ======



     The following table summarizes, as of March 31, 1998, on a pro forma basis after giving effect to the Preferred Stock Conversion and the Preferred Stock Redemption, the total number of shares of Common Stock purchased from the Company, the total consideration paid (including the deemed value of shares issued in connection with the Partners License and the Acquisitions) and the average consideration paid per share by the existing stockholders and by the new investors based (for new investors) upon an assumed initial public offering price of $17.00 per share:



                                   SHARES PURCHASED       TOTAL CONSIDERATION
                                 ---------------------   ----------------------   AVERAGE PRICE
                                   NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                 -----------   -------   ------------   -------   -------------
Existing stockholders(1).......   15,322,411     78.5%   $127,904,000     64.2%      $ 8.35
New investors..................    4,200,000     21.5      71,400,000     35.8       $17.00
                                 -----------    -----    ------------    -----
          Total................   19,522,411    100.0%   $199,304,000    100.0%
                                 ===========    =====    ============    =====


---------------


(1) Sales by the Selling Stockholder in this Offering will reduce the number of shares held by existing stockholders to 14,822,411, or approximately 75.9% of the total number of shares of Common Stock outstanding after this Offering (or 14,747,411 shares and approximately 73.2% if the U.S. Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,700,000, or approximately 24.1% of the total number of shares of Common Stock outstanding after this Offering (or 5,405,000 shares and approximately 26.8% if the U.S. Underwriters' over-allotment option is exercised in full).



     The foregoing tables assume no exercise of stock options or warrants subsequent to March 31, 1998 or of the U.S. Underwriters' over-allotment option. From April 1, 1998 through June 1, 1998, options were exercised to purchase an aggregate of 38,826 shares of Common Stock, resulting in shares outstanding at June 1, 1998 of 19,561,237 (after giving effect to the Offering). As of March 31, 1998, there were (i) options outstanding to purchase an aggregate of 2,513,167 shares of Common Stock at a weighted average exercise price of $5.57 per share and (ii) Warrants to purchase an aggregate of 806,084 shares of Common Stock at a price of $.01 per share. To the extent these options or Warrants are exercised, there will be additional dilution to new investors.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The unaudited pro forma financial information of the Company is based on the historical audited financial statements of the Company for the year ended December 31, 1997 and the unaudited financial statements of the Company for the three months ended March 31, 1998.



     The unaudited pro forma financial information of the Company for the year ended December 31, 1997 and the three months ended March 31, 1998 includes adjustments to give effect to (i) the Alltel Acquisition, (ii) the SDK Acquisition, (iii) the Emtek Acquisition, (iv) the AIS Settlement, (v) the MSA Buyout, (vi) the 1998 Preferred Stock Issuance, (vii) the use of the proceeds from the 1998 Preferred Stock Issuance to repay $9.0 million under the Term Loan, (viii) the SDK Partial Repayment, (ix) the January 1998 scheduled $2.0 million payment to AIS under the MSA and (x) borrowings under the Revolver to fund the MSA Buyout and the Simione Investment. The unaudited pro forma as adjusted financial information includes adjustments to give effect to the Preferred Stock Conversion and the sale by the Company of the 4,200,000 shares of Common Stock offered by it hereby at an assumed public offering price of $17.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds."



     Alltel was acquired effective January 24, 1997 for an aggregate purchase price of $201.5 million, including liabilities assumed of $58.4 million and after giving effect to the cancellation of 4,500 shares of Series C Redeemable Preferred Stock held by Alltel related to an October 1997 settlement of certain matters related to the acquisition. Consideration paid consisted of $104.8 million in cash, 15,500 shares of Series C Redeemable Preferred Stock valued at approximately $10.3 million, 2,077,497 shares of Series D Convertible Preferred Stock valued at approximately $26.1 million, deferred payments due under the MSA over four years valued at $9.5 million and transaction costs of approximately $2.0 million.



     SDK was acquired effective June 26, 1997 for an aggregate purchase price of $16.5 million, including 499,997 shares of Common Stock valued at approximately $3.2 million, $2.2 million in cash, the SDK Notes aggregating $7.6 million and assumed liabilities of approximately $3.5 million.



     Emtek was acquired effective January 30, 1998 for an aggregate purchase price of approximately $11.7 million, including 1,000,000 shares of Common Stock valued at $9.1 million and liabilities assumed of approximately $12.3 million. In addition, Motorola agreed to pay the Company $9.6 million in cash for working capital purposes.


     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Company, Alltel and SDK and the respective notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein. The unaudited pro forma financial information is provided for information purposes only and does not purport to be indicative of the results which would have been obtained had the Offering and the other adjustments been completed on the dates indicated or which may be expected to occur in the future.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                              HISTORICAL                   ACQUISITION
                              ------------------------------------------    AND OTHER                   OFFERING       PRO FORMA
                               COMPANY    ALLTEL(1)   SDK(2)    EMTEK(3)   ADJUSTMENTS     PRO FORMA   ADJUSTMENTS    AS ADJUSTED
                              ---------   ---------   -------   --------   -----------     ---------   -----------    -----------
                                                               (IN THOUSANDS EXCEPT SHARE DATA)
Revenues:
  Systems and services......  $  89,722    $ 6,064    $3,037    $14,274                    $113,097                      $113,097
  Hardware..................      4,355        122       486      8,464                      13,427                       13,427
                              ---------    -------    ------    --------                   --------                      -------
      Total revenues........     94,077      6,186     3,523     22,738                     126,524                      126,524
                              ---------    -------    ------    --------                   --------                      -------
Costs and expenses:
  Cost of systems and
    services revenues.......     75,334      4,277     2,193     11,459     $     (18)(4)    93,245                       93,245
  Cost of hardware
    revenues................      2,953        104       340      7,394                      10,791                       10,791
  Marketing and sales.......     13,662        660       336      6,235                      20,893                       20,893
  Research and
    development.............     15,714        794        --     12,804                      29,312                       29,312
  General and
    administrative..........      5,672        621       992      6,671                      13,956                       13,956
  Depreciation and
    amortization............      9,134        568        --        904           650(4)     11,256                       11,256
  Write-off of in-process
    research and
    development(5)..........    105,688         --        --         --      (105,688)           --                           --
                              ---------    -------    ------    --------                   --------                      -------
      Total costs and
        expenses............    228,157      7,024     3,861     45,467                     179,453                      179,453
                              ---------    -------    ------    --------                   --------                      -------
Loss from operations........   (134,080)      (838)     (338)   (22,729)                    (52,929)                     (52,929)
Interest expense (income),
  net.......................      1,154        379       (19)        --            54(6)      1,568      $(2,112)(7)        (544)
                              ---------    -------    ------    --------                   --------                      -------
Loss before income tax
  provision.................   (135,234)    (1,217)     (319)   (22,729)                    (54,497)                     (52,385)
Income tax benefit..........         --        437        --         --          (437)(8)        --                           --
                              ---------    -------    ------    --------                   --------                      -------
Net loss(9)(13).............   (135,234)      (780)     (319)   (22,729)                    (54,497)                     (52,385)
Dividends and accretion on
  Mandatorily Redeemable
  Preferred Stock...........     (5,850)        --        --         --         1,089(10)    (4,761)       4,761(11)          --
Preferred stock
  conversion(12)............     (3,105)        --        --         --                      (3,105)                      (3,105)
                              ---------    -------    ------    --------                   --------                      -------
Net loss available to common
  shareholders..............  $(144,189)   $  (780)   $ (319)   $(22,729)                  $(62,363)                     $(55,490)
                              =========    =======    ======    ========                   ========                      =======
Basic and diluted net loss
  per common share..........  $  (40.91)                                                   $ (13.06)                     $ (2.97)
Weighted average common
  shares outstanding........  3,524,313                                                    4,774,312                   18,686,435


---------------
 (1) Represents the historical results of operations of Alltel for the period from January 1, 1997 through January 23, 1997.
 (2) Represents the historical results of operations of SDK from January 1, 1997 through June 26, 1997.
 (3) Represents the historical results of operations of Emtek from January 1, 1997 through December 31, 1997.
 (4) Represents adjustments for amortization expense related to the Acquisitions and the Alltel Renegotiation as if they had occurred January 1, 1997 as follows:

                                                              ALLTEL     SDK     EMTEK     TOTAL
                                                              -------   -----   -------   -------
                                                                        (IN THOUSANDS)
Amortization of capitalized software reflected in the
  historical accounts prior to the Acquisitions.............  $  (377)  $(197)  $(1,794)  $(2,368)
Acquired technology.........................................    1,604     321       425     2,350
                                                              -------   -----   -------   -------
                                                              $ 1,227   $ 124   $(1,369)  $   (18)
                                                              =======   =====   =======   =======
Ongoing customer relationships..............................  $   128   $  --   $    --   $   128
Goodwill....................................................       66     456        --       522
                                                              -------   -----   -------   -------
                                                              $   194   $ 456   $    --   $   650
                                                              =======   =====   =======   =======

     The Acquisitions were accounted for using the purchase method of accounting and accordingly the net assets acquired have been recorded at estimated fair value on the date of acquisition and the historical statement of operations data of the Company reflect the results of operations from these businesses from the date acquired. In connection with the Acquisitions, the Company acquired intangible assets as follows:

                                                            VALUE              FIRST YEAR AMORTIZATION
                                                  -------------------------   -------------------------
                                                  ALLTEL     SDK     EMTEK     ALLTEL     SDK    EMTEK
                                                  -------   ------   ------   --------   -----   ------
                                                                     (IN THOUSANDS)
Acquired technology.............................  $38,500   $3,205   $2,125   $19,250    $641     $425
MSA.............................................    9,543       --       --     2,386      --       --
                                                  -------   ------   ------   -------    ----     ----
                                                  $48,043   $3,205   $2,125   $21,636    $641     $425
                                                  =======   ======   ======   =======    ====     ====
Ongoing customer relationships..................  $ 7,700   $   --   $   --   $ 1,540    $ --     $ --
Goodwill........................................    9,456    4,553       --       788     911       --
                                                  -------   ------   ------   -------    ----     ----
                                                  $17,156   $4,553   $   --   $ 2,328    $911     $ --
                                                  =======   ======   ======   =======    ====     ====


     The acquired technology costs are being amortized annually over three to five years either on a straight line basis or, if greater, based on the ratio that current revenues bear to total anticipated revenues attributable to the applicable product. Ongoing customer relationships are being amortized over five years. Goodwill is being amortized over five to twelve years.


 (5) In connection with the Alltel and SDK Acquisitions, the Company wrote off in-process research and development of $98.7 million and $7.0 million, respectively, related to the appraised values of certain in-process research and development acquired in these acquisitions.


 (6) Includes adjustments to net interest expense to give effect to the following (in thousands):



Interest income foregone on $2.2 million cash paid for SDK
  Acquisition for the period from January 1, 1997 through
  June 25, 1997.............................................   $  94
Additional interest expense on $20.6 million of borrowings
  under the Revolver to fund the MSA Buyout, SDK Partial
  Repayment and Simione Investment as if they had occurred
  as of January 1, 1997.....................................   1,752
Additional interest expense on the SDK Notes as if they had
  been issued as of January 1, 1997.........................     360
Reduction of interest expense on $3.8 million of SDK Notes
  as if the SDK Partial Repayment had occurred as of January
  1, 1997...................................................    (360)
Reduction of interest expense as a result of the elimination of the accretion of the discount recorded in connection
  with the MSA as if the MSA Buyout had occurred as of
  January 1, 1997...........................................    (563)
Reduction of interest expense from the cancellation of
  payables to AIS as if the Alltel Acquisition had occurred
  as of January 1, 1997.....................................    (379)
Reduction of interest expense on the Term Loan as if the
  1998 Preferred Stock Issuance had occurred as of January
  1, 1997...................................................    (850)
                                                               -----
        Total...............................................   $  54
                                                               =====



 (7) Represents adjustments to net interest to give effect to the application of a portion of the net proceeds of the Offering as follows:



Repayment of the pro forma balance of the Revolver as if it
  had occurred as of January 1, 1997........................  $(1,752)
Repayment of the pro forma balance of the SDK Notes as if it
  had occurred as of January 1, 1997........................     (360)
                                                              -------
        Total...............................................  $(2,112)
                                                              =======



 (8) Represents an adjustment to reduce the income tax benefit related to Alltel for the period from January 1, 1997 through January 23, 1997 as if the Alltel Acquisition had occurred on January 1, 1997.



 (9) The Company has not recorded any benefit for income taxes as management believes at December 31, 1997 it is more likely than not that the Company's net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.



(10) Represents the reduction of $1.1 million in the dividends and accretion on Series C Redeemable Preferred Stock held by AIS after giving effect to the Alltel Renegotiation.



(11) Represents the reduction of $4.7 million in the dividends and accretion on the Redeemable Preferred Stock with a face value of $34.5 million as if the proceeds of the Offering were utilized to redeem 34,500 shares of the Redeemable Preferred Stock on January 1, 1997.



(12) Represents a charge related to the January 1997 conversion of Series A Convertible Preferred Stock to Series F Convertible Preferred Stock.



(13) Represents earnings before interest expense, income tax expense, depreciation and amortization and nonrecurring charges. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other registrants. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. The following table summarizes EBITDA on an actual, pro forma and pro forma as adjusted basis:



                                                                      YEAR ENDED DECEMBER 31, 1997
                                                                   -----------------------------------
                                                                                            PRO FORMA
                                                                    ACTUAL     PRO FORMA   AS ADJUSTED
                                                                   ---------   ---------   -----------
     Net loss....................................................  $(135,234)  $(54,497)    $(52,385)
     Interest expense............................................      1,154      1,568         (544)
     Income tax expense..........................................         --         --           --
     Depreciation and amortization...............................     29,297     33,617       33,617
     Write-off of in-process research and development............    105,688         --           --
     Write-off of MSA............................................         --         --           --
                                                                   ---------   --------     --------
     EBITDA......................................................  $     905   $(19,312)    $(19,312)
                                                                   =========   ========     ========

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS



                   FOR THE THREE MONTHS ENDED MARCH 31, 1998



                                         HISTORICAL        ACQUISITION
                                    --------------------    AND OTHER                 OFFERING      PRO FORMA
                                     COMPANY    EMTEK(1)   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                    ---------   --------   -----------   ---------   -----------   -----------
                                                         (IN THOUSANDS EXCEPT SHARE DATA)
Revenues:
    Systems and services..........   $ 27,005   $   705                   $27,710                    $ 27,710
    Hardware......................      2,290       275                     2,565                       2,565
                                     --------   -------                     -----                       -----
         Total revenues...........     29,295       980                    30,275                      30,275
                                     --------   -------                     -----                       -----
Costs and expenses:
    Cost of systems and services
      revenues....................     16,493       744      $   (77)(2)   17,160                      17,160
    Cost of hardware revenues.....      1,977       245                     2,222                       2,222
    Marketing and sales...........      4,211       580                     4,791                       4,791
    Research and development......      6,112       738                     6,850                       6,850
    General and administrative....      1,616       276                     1,892                       1,892
    Depreciation and
      amortization................      2,512        87                     2,599                       2,599
    Write-off of MSA(3)...........      7,193        --       (7,193)          --                          --
                                     --------   -------                     -----                       -----
         Total costs and
           expenses...............     40,114     2,670                    35,514                      35,514
                                     --------   -------                     -----                       -----
Loss from operations..............    (10,819)   (1,690)                   (5,239)                     (5,239)
Interest expense (income), net....        285        --          106(4)       391      $ (485)(5)         (94)
                                     --------   -------                     -----                       -----
Net loss(6)(9)....................    (11,104)   (1,690)                   (5,630)                     (5,145)
Dividends and accretion on
  mandatorily
  redeemable preferred stock......     (1,335)       --          181(7)    (1,154)      1,154(8)           --
                                     --------   -------                     -----                       -----
Net loss available to common
  shareholders....................   $(12,439)  $(1,690)                   ($6,784)                    ($5,145)
                                     ========   =======                     ======                      =====
Basic and diluted net loss per
  common share....................   $  (2.72)                              $(1.38)                     $(.28)
Weighted average common shares
  outstanding.....................  4,573,455                            4,906,788                  18,363,756


---------------


(1) Represents the historical results of operations of Emtek for the period from January 1, 1998 through January 30, 1998.


(2) Represents adjustments for amortization expense related to the Emtek Acquisition as if it had occurred January 1, 1997 as follows (in thousands):



Amortization of capitalized software development costs
  reflected in the historical accounts prior to the Emtek
  Acquisition...............................................   $(145)
Acquired technology.........................................      68
                                                               -----
        Total...............................................   $ (77)
                                                               =====



 (3) In connection with the MSA Buyout, the Company recorded a charge of $7.2 million in 1998. See Note 13 of Notes to the Company's Consolidated Financial Statements.


 (4) Includes adjustments to net interest expense to give effect to the following (in thousands):



Additional interest expense on $18.6 million of borrowings
  under the Revolver to fund the MSA Buyout, SDK Partial
  Repayment and Simione Investment as if they had occurred
  as of January 1, 1997.....................................   $ 395
Reduction of interest expense on $3.8 million of SDK Notes
  as if the SDK Partial Repayment had occurred as of January
  1, 1997...................................................     (90)
Reduction of interest expense as a result of the elimination of the accretion of the discount recorded in connection
  with the MSA as if the MSA Buyout had occurred as of
  January 1, 1997...........................................    (129)
Reduction of interest expense on the Term Loan as if the
  1998 Preferred Stock Issuance had occurred as of January
  1, 1997...................................................     (70)
                                                               -----
        Total...............................................   $ 106
                                                               =====

 (5) Represents adjustments to net interest expense to give effect to the application of a portion of the net proceeds of the Offering as follows:



Repayment of the pro forma balance of the Revolver as if it
  had occurred as of January 1, 1997........................   $(395)
Repayment of the pro forma balance of the SDK Notes as if it
  had occurred as of January 1, 1997........................     (90)
                                                               -----
        Total...............................................   $(485)
                                                               =====



 (6) The Company has not recorded any benefit for income taxes as management believes, based on the evidence available at December 31, 1997 and March 31, 1998, it is more likely than not that the Company's net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.


 (7) Represents the reduction of $181,000 in the dividends and accretion on Series C Redeemable Preferred Stock held by AIS after giving effect to the Alltel Renegotiation as if it had occurred on January 1, 1997.


 (8) Represents the reduction of $1.2 million in the dividends and accretion on the Redeemable Preferred Stock with a face value of $34.5 million as if the proceeds of the Offering were utilized to redeem 34,500 shares of the Redeemable Preferred Stock on January 1, 1997.


 (9) Represents earnings before interest expense, income tax expense, depreciation and amortization and nonrecurring charges. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other registrants. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information. The following table summarizes EBITDA on an actual, pro forma and pro forma as adjusted basis:



                                                                           THREE MONTHS ENDED
                                                                             MARCH 31, 1998
                                                                   ----------------------------------
                                                                                           PRO FORMA
                                                                    ACTUAL    PRO FORMA   AS ADJUSTED
                                                                   --------   ---------   -----------
     Net loss....................................................  $(11,104)  $ (5,630)    $ (5,145)
     Interest expense............................................       285        391          (94)
     Income tax expense..........................................        --         --           --
     Depreciation and amortization...............................     6,491      6,646        6,646
     Write-off of in-process research and development............        --         --           --
     Write-off of MSA............................................     7,193         --           --
                                                                   --------   --------     --------
     EBITDA......................................................  $  2,865   $  1,407     $  1,407
                                                                   ========   ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996 and 1997, under the heading "Company" set forth below, are derived from, and are qualified by reference to, the Company's audited consolidated financial statements, which appear elsewhere in this Prospectus. Statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996, under the heading "Predecessor" are derived from, and are qualified by reference to, the Alltel audited financial statements, which appear elsewhere in this Prospectus. The financial data for the year ended and at December 31, 1994 are derived from audited financial statements of Alltel not included in this Prospectus. The financial data for the year ended and at December 31, 1993 are derived from unaudited financial statements of Alltel not included in this Prospectus. The statement of operations data for the three months ended March 31, 1997 and 1998 and the balance sheet at March 31, 1998 are derived from, and are qualified by reference to, the Company's unaudited consolidated financial statements, which appear elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year or for any future period.



                                                                                                     THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                 MARCH 31,
                              ----------------------------------------------------------------      ---------------------
                                            PREDECESSOR                                      COMPANY
                              ---------------------------------------   -------------------------------------------------
                               1993      1994       1995       1996        1996       1997(1)        1997(1)     1998(1)
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenues..............  $74,136   $80,204   $100,114   $108,800   $       --   $  94,077      $  17,645   $  29,295
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
Costs and expenses:
  Cost of revenues..........   44,209    48,692     61,335     71,483           --      78,287         17,048      18,470
  Marketing and sales.......   13,082    12,541     11,128     11,091          770      13,662          3,128       4,211
 Research and development...   10,596    10,186      8,522     10,271          222      15,714          4,698       6,112
  General and
    administrative..........    7,215     7,898      8,168      7,101          603       5,672            784       1,616
  Depreciation and
    amortization............    3,032     3,788      6,735      8,135           32       9,134          2,183       2,512
  Write-off of in-process
    research and
    development(2)..........       --        --         --         --           --     105,688         98,700          --
  Write-off of MSA(3).......       --        --         --         --           --          --             --       7,193
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
    Total costs and
      expenses..............   78,134    83,105     95,888    108,081        1,627     228,157        126,541      40,114
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
Income (loss) from
  operations................   (3,998)   (2,901)     4,226        719       (1,627)   (134,080)      (108,896)    (10,819)
Interest expense (income),
  net.......................      983     1,324      2,733      3,758         (156)      1,154            111         285
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
Income (loss) before income
  taxes.....................   (4,981)   (4,225)     1,493     (3,039)      (1,471)   (135,234)      (109,007)    (11,104)
Income tax benefit
  (provision)(4)............       --     1,373       (887)       843           --          --             --          --
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
Net income (loss)...........   (4,981)   (2,852)       606     (2,196)      (1,471)   (135,234)      (109,007)    (11,104)
Dividends and accretion on
  mandatorily Redeemable
  Preferred Stock...........       --        --         --         --           --      (5,850)        (1,020)     (1,335)
Preferred stock
  conversion(5).............       --        --         --         --           --      (3,105)        (3,105)         --
                              -------   -------   --------   --------   ----------   ---------      ---------   ---------
Net income (loss) available
  to common shareholders....  $(4,981)  $(2,852)  $    606   $ (2,196)  $   (1,471)  $(144,189)     $(113,132)  $ (12,439)
                              =======   =======   ========   ========   ==========   =========      =========   =========
Basic and diluted net loss
  per common share(6).......                                            $     (.49)  $  (40.91)     $  (34.75)  $   (2.72)
Weighted average common
  shares outstanding(6).....                                             3,022,660   3,524,313      3,256,053   4,573,455

OTHER DATA:
EBITDA(7)...................                                                         $     905      $  (4,406)  $   2,865
Net cash provided by
  operating activities......                                                             1,068            857      10,193
Net cash used by investing
  activities................                                                          (113,670)      (107,401)    (18,542)
Net cash provided by
  financing activities......                                                           112,771        113,764       9,406

                                                                                                               AS OF
                                                                  AS OF DECEMBER 31,                         MARCH 31,
                                             -------------------------------------------------------------   ---------
                                                            PREDECESSOR                             COMPANY
                                             -----------------------------------------   -----------------------------
                                               1993       1994       1995       1996      1996      1997       1998
                                             --------   --------   --------   --------   ------   --------   ---------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $  2,808   $  1,672   $  2,599   $  2,022   $4,589   $  4,786   $   5,854
Working capital (deficit)..................    (4,756)    (8,561)    (3,923)    (9,558)   3,956    (31,504)    (19,559)
Total assets...............................    56,411     70,338     88,381    100,443    5,740    102,591     106,426
Debt, including current portion............     1,983        810        260         86       --     16,588      16,588
Mandatorily Redeemable Preferred Stock.....        --         --         --         --       --     35,607      29,178
Shareholders' equity (deficit).............   (29,310)   (23,633)   (23,011)   (25,387)   4,801    (22,495)    (16,439)


---------------


(1) The Alltel and SDK Acquisitions were accounted for using the purchase method of accounting and accordingly the statement of operations data of the Company for 1997 and 1998 reflect the results of operations from these businesses from the respective acquisition dates.


(2) In connection with the Alltel and SDK Acquisitions, the Company wrote off in-process research and development of $98.7 million and $7.0 million, respectively, reflecting the appraised values of certain in-process research and development acquired in these acquisitions in 1997. See Note 6 of Notes to the Company's Consolidated Financial Statements


(3) In connection with the MSA Buyout, the Company recorded a charge of $7.2 million in 1998. See Note 13 of Notes to the Company's Consolidated Financial Statements.


(4) The Company has not recorded any benefit for income taxes because management believes, based on the evidence available at December 31, 1997 and March 31, 1998, it is more likely than not that the Company's net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.


(5) Represents the charge related to the January 1997 issuance of Series F Convertible Preferred Stock in exchange for the cancellation of Series A Convertible Preferred Stock.


(6) See Note 2 of Notes to the Company's Consolidated Financial Statements.


(7) Represents earnings before interest expense, income tax expense, depreciation and amortization and nonrecurring charges. EBITDA is not a measurement in accordance with GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate EBITDA in the same manner and accordingly, EBITDA may not be comparable with other registrants. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company was formed in December 1995, but had no significant operations until 1997. As a result, the following discussion as it relates to 1995 and 1996 reflects the operations of the Company's predecessor, Alltel, a company acquired by Eclipsys in January 1997. The discussion as it relates to 1997 reflects the operations of the Company for 1997, which included only 11 months of Alltel operations. In addition to the Alltel Acquisition, the Company completed the SDK Acquisition in June 1997 and the Emtek Acquisition in January 1998. As a result, the following discussion regarding period to period comparisons may not be indicative of future results.

OVERVIEW

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. The Company offers an integrated suite of core products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. These solutions take many forms and can include a combination of software, hardware, maintenance, consulting services, remote processing services, network services and information technology outsourcing.


     Founded in 1995, the Company has grown to its current position primarily through a series of strategic acquisitions completed since January 1997. In May 1996, the Company entered into the Partners License for the development, commercialization, distribution and support of certain intellectual property relating to the BICS clinical information systems software developed by Partners. In connection with this license, the Company issued to Partners 988,290 shares of Common Stock.


     In January 1997, the Company purchased Alltel from AIS for a total purchase price of $201.5 million, after giving effect to certain purchase price adjustments. The Alltel Acquisition was paid for with cash, the issuance of Series C Redeemable Preferred Stock and Series D Convertible Preferred Stock and the assumption of certain liabilities. The acquisition was accounted for as a purchase, and the Company recorded total intangible assets of $154.4 million, consisting of $98.7 million of acquired in-process research and development, $38.5 million of acquired technology, $7.7 million to reflect the value of ongoing customer relationships and $9.5 million of goodwill. The Company wrote off the acquired in-process research and development as of the date of the acquisition, and is amortizing the acquired technology over three years on an accelerated basis. The value of the ongoing customer relationships and the goodwill are being amortized over five years and twelve years, respectively.

     In June 1997, the Company acquired SDK for a total purchase price of $16.5 million. The SDK Acquisition was paid for with cash as well as the issuance of the SDK Notes and Common Stock. The acquisition was accounted for as a purchase, and the Company recorded total intangible assets of $14.8 million, consisting of $7.0 million of acquired in-process research and development, $3.2 million of acquired technology and $4.6 million of goodwill. The Company wrote off the acquired in-process research and development as of the date of the acquisition, and is amortizing both the acquired technology and the goodwill over five years.


     In January 1998, the Company acquired Emtek from Motorola for a total purchase price of $11.7 million, net of a $9.6 million receivable from Motorola. The Emtek Acquisition was paid for with the issuance of Common Stock and the assumption of certain liabilities. The acquisition was accounted for as a purchase, and the Company recorded total intangible assets of $4.1 million, consisting of acquired technology which is being amortized over five years.


     The write-off of acquired in-process research and development of $98.7 million and $7.0 million associated with the Alltel Acquisition and the SDK Acquisition, respectively, together with the amortization of acquisition-related intangible assets of $23.0 million, accounted for $128.7 million of the Company's $135.2 million net loss in 1997.

     REVENUES

     Revenues are derived from sales of systems and services, which include the licensing of software, software and hardware maintenance, remote processing, outsourcing, implementation, training and consulting, and from the sale of computer hardware. The Company's products and services are generally sold to customers pursuant to contracts which range in duration from five to seven years.

     For contracts in which the Company is required to make significant production, modification or customization changes, revenues from systems and services are recognized using the percentage-of-completion method over the implementation period of the contracts. Other systems and services revenues are generally recognized on a straight-line basis over the term of licensing and maintenance agreements. Remote processing and outsourcing services are marketed under long-term agreements and revenues are recognized monthly as the work is performed. Revenues related to other support services, such as training, consulting, and implementation, are recognized when the services are performed. Revenues from the sale of hardware are recognized upon shipment of the product to the customer.

     The Company's revenues can vary from quarter to quarter due to a number of factors. See "Risk Factors -- Potential Fluctuations in Quarterly Performance."

     COST OF REVENUES

     The principal costs of systems and services revenues are salaries, benefits and related overhead costs for implementation, remote processing, outsourcing and field operations personnel. As the Company implements its growth strategy, it is expected that additional operating personnel will be required, which would lead to an increase in cost of revenues on an absolute basis. Other significant costs of systems and services revenues are the amortization of acquired technology and capitalized software development costs. Acquired technology is amortized over three to five years based upon the estimated economic life of the underlying asset, and capitalized software development costs are amortized over three years on a straight-line basis commencing upon general release of the related product. The Company recorded amortization expenses related to acquired technology from the Alltel and SDK Acquisitions of $18.0 million in 1997, and expects to record additional acquired technology amortization from the Acquisitions of approximately $13.2 million, $9.1 million and $1.7 million in 1998, 1999 and 2000, respectively. No capitalized software development costs were amortized in 1997.

     Cost of revenues related to hardware sales include only the Company's cost to acquire the hardware from the manufacturer.

     MARKETING AND SALES

     Marketing and sales expenses consist primarily of salaries, benefits, commissions and related overhead costs. Other costs include expenditures for marketing programs, public relations, trade shows, advertising and related communications. As the Company continues to implement its growth strategy, marketing and sales expenses are expected to continue to increase on an absolute basis.

     RESEARCH AND DEVELOPMENT


     Research and development expenses consist primarily of salaries, benefits and related overhead associated with the design, development and testing of new products by the Company. The Company capitalizes internal software development costs subsequent to attaining technological feasibility. Such costs are amortized as an element of cost of revenues annually over three to five years either on a straight line basis or, if greater, based on the ratio that current revenues bear to total anticipated revenues for the applicable product. The Company expects to continue to increase research and development spending on an absolute basis as it migrates its products to the SOLA architecture.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of salaries, benefits and related overhead costs for administration, executive, finance, legal, human resources, purchasing and internal systems personnel, as well as accounting and legal fees and expenses. As the Company implements its business plan, general and administrative expenses are expected to continue to increase on an absolute basis.

     DEPRECIATION AND AMORTIZATION

     The Company depreciates the costs of its tangible capital assets on a straight-line basis over the estimated economic life of the asset, which is generally not longer than five years. Acquisition-related intangible assets, which include the value of ongoing customer relationships and goodwill, are amortized based upon the estimated economic life of the asset at the time of the acquisition, and will therefore vary among acquisitions. The Company recorded amortization expenses for acquisition-related intangible assets of $5.1 million in 1997.


     TAXES


     As of December 31, 1997, the Company had operating loss carryforwards for federal income tax purposes of $13.8 million. The carryforwards expire in varying amounts through 2012 and are subject to certain restrictions. Based on evidence then available, the Company did not record any benefit for income taxes at December 31, 1997, because management believed that the Company would not realize its net deferred tax assets. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.


RESULTS OF OPERATIONS



     THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997



     Total revenues increased by $11.7 million, or 66.0%, from $17.6 million for the first three months of 1997 to $29.3 million for the first three months of 1998. This increase was caused primarily by the inclusion in 1998 of three full months of the operations of Alltel, as compared to only two months in 1997, as well as a $1.7 million increase in hardware revenues. Also contributing to the increase was the inclusion in 1998 of three months of operations of SDK and two months of operations of Emtek, which were not included in the results of operations in the first three months of 1997. Adding Alltel results for the 23 days from January 1, 1997 to the closing of the Alltel Acquisition, total revenues for the first three months of 1997 would have been $23.8 million.



     Total cost of revenues increased by $1.5 million, or 8.3%, from $17.0 million, or 96.6% of total revenues, in the first three months of 1997 to $18.5 million, or 63.0% of total revenues, in the first three months of 1998. The increase in cost was due primarily to the increase in business activity, offset in part by a reduction in certain expenses related to integrating the Acquisitions. Adding Alltel results for the period prior to the Alltel Acquisition, cost of operations for the first three months of 1997 would have been $21.4 million. The reduction in total cost of revenues as a percentage of total revenues was due to the relatively small increase in costs compared to the increase in revenues.



     Marketing and sales expenses increased by $1.1 million, or 34.6%, from $3.1 million, or 17.7% of total revenues, in the first three months of 1997 to $4.2 million, or 14.4% of total revenues, in the first three months of 1998. The increase was due primarily to the addition of marketing and direct sales personnel following the Acquisitions and the regional realignment of the Company's sales operations. Adding Alltel results for the period prior to the Alltel Acquisition, marketing and sales expenses would have been $3.8 million in the first three months of 1997.



     Total expenditures for research and development, including both capitalized and non-capitalized portions, increased by $2.3 million, or 49.2%, from $4.7 million, or 26.6% of total revenues, in the first three months of 1997 to $7.0 million, or 23.9% of total revenues, in the first three months of 1998. The increase was due primarily to the inclusion in 1998 of three full months of the operations of Alltel and SDK as well as two months of Emtek operations. No research and development expenditures were capitalized in the first three months of 1997 and $896,000 were capitalized in the first three months of 1998. The capitalization of software development costs in 1998 was due primarily to product development activities related to technology acquired in the Alltel and SDK Acquisitions. As a result of this activity, research and development expense increased $1.4 million, or 30.1%, from $4.7 million in the first three months of 1997 to $6.1 million in the first three months of 1998. Adding Alltel results for the period prior to the Alltel Acquisition, research and development expenses would have been $5.5 million in the first three months of 1997.



     General and administrative expenses increased by $832,000, or 106.1%, from $784,000, or 4.4% of total revenues, in the first three months of 1997 to $1.6 million, or 5.5% of total revenues, in the first three months of 1998. The increase was due primarily to the addition of administrative and finance personnel following the Acquisitions. Adding Alltel results for the period prior to the Alltel Acquisition, general and administrative expense would have been $1.4 million in the first three months of 1997.



     Depreciation and amortization expense increased by $329,000, or 15.1%, from $2.2 million, or 12.4% of total revenues, in the first three months of 1997 to $2.5 million, or 8.6% of total revenues, in the first three months of 1998. The increase was due primarily to the amortization of ongoing customer relationships and goodwill related to the Alltel and SDK Acquisitions. Partially offsetting this increase was a reduction in goodwill amortization as a result of the Alltel Renegotiation. Adding Alltel results for the period prior to the Alltel Acquisition, depreciation and amortization expense would have been $2.8 million in the first three months of 1997.



     The Company recorded a $7.2 million charge in the first three months of 1998 related to the MSA Buyout. In the first three months of 1997, the Company recorded a charge of $98.7 million related to the write-off of in-process research and development attributable to the Alltel Acquisition.



     As a result of the foregoing, net loss decreased from $109.0 million in the first three months of 1997 to $11.1 million in the first three months of 1998.


     1997 COMPARED TO 1996

     In the period-to-period comparison below, the 1997 results reflect the operations of Eclipsys and the 1996 results reflect the operations of its predecessor, Alltel.

     Following the Alltel and SDK Acquisitions in 1997, the Company's efforts and resources were focused on integrating the acquisitions into the Company's operations. Particular emphasis was placed on retaining customers and integrating the acquired products into the Company's systems and services offerings in order to position the Company for future business opportunities. These efforts included refocusing the Company's research and development operations, realigning the sales departments and reducing general and administrative overhead. As a result, the Company did not actively seek to exploit new business opportunities during 1997. The Company believes that the investment of time and resources in improving the internal structure of the Company and the integration of its acquisitions have positioned the Company to capitalize on business opportunities in the future.

     Total revenues decreased by $14.7 million, or 13.5%, from $108.8 million in 1996 to $94.1 million in 1997. This decrease was caused primarily by the inclusion in 1997 of only eleven full months of the operations of Alltel, as well as a reduction in revenues from hardware sales of $5.2 million, offset in part by the inclusion of $3.5 million in revenues attributable to SDK. In addition, in accounting for the Alltel Acquisition, the Company reduced deferred revenue by $7.3 million to reflect the estimated fair value of certain contractual obligations. This accounting adjustment had the effect of reducing revenues by $4.5 million in 1997 compared to 1996 revenues. The Company does not expect the deferred revenue adjustment to materially impact future periods. Adding Alltel results for the 23 days from January 1, 1997 to the closing of the Alltel Acquisition, 1997 total revenues would have been $100.3 million.

     Total cost of revenues increased by $6.8 million, or 9.5%, from $71.5 million, or 65.7% of total revenues, in 1996 to $78.3 million, or 83.2% of total revenues, in 1997. The increase was due primarily to a $18.0 million increase in amortization of acquired technology and $2.2 million of amortization of the value of the MSA. This increase was offset, in part, by a $7.2 million decrease in amortization of capitalized software costs, as no software costs were amortized in 1997. Further offsetting the increase were the timing of the Alltel Acquisition and the reduction in hardware sales. Adding Alltel results for the period prior to the Alltel Acquisition, total cost of revenues in 1997 would have been $82.7 million.


     Marketing and sales expenses increased by $2.6 million, or 23.2%, from $11.1 million, or 10.2% of total revenues, in 1996 to $13.7 million, or 14.5% of total revenues, in 1997. The increase was due primarily to the addition of marketing and direct sales personnel as part of the Company's investment in its marketing and sales operations following the Alltel and SDK Acquisitions. This increase was offset in part by the timing of the Alltel Acquisition. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 marketing and sales expenses would have been $14.3 million.



     Total expenditures for research and development, including both capitalized and non-capitalized portions, decreased by $5.1 million, or 22.9%, from $22.4 million, or 20.6% of total revenues in 1996 to $17.3 million, or 18.4% of total revenues, in 1997. These amounts exclude amortization of previously capitalized expenditures, which are recorded as cost of revenues. The decrease was due primarily to the refocusing of the Company's research and development organization, and, to a lesser extent, the timing of the Alltel Acquisition. The portion of research and development expenditures that were capitalized decreased by $10.6 million, from $12.2 million in 1996 to $1.6 million in 1997. The reduction in capitalized software development costs was due primarily to the Company's emphasis on enhancing existing technology acquired in the Alltel and SDK Acquisitions, the costs of which were expensed as incurred. As a result of this emphasis, research and development expense increased $5.4 million, or 53.0%, from $10.3 million in 1996 to $15.7 million in 1997. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 research and development expenses would have been $16.5 million.



     General and administrative expenses decreased by $1.4 million, or 20.1%, from $7.1 million, or 6.5% of total revenues, in 1996 to $5.7 million, or 6.0% of total revenues, in 1997. The decrease was due primarily to the timing of the Alltel Acquisition, as well as savings generated by the rationalization of the Company's administrative, financial and legal organizations. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 general and administrative expense would have been $6.3 million.


     Depreciation and amortization expense increased by $1.0 million, or 12.3%, from $8.1 million, or 7.5% of total revenues, in 1996 to $9.1 million, or 9.7% of total revenues, in 1997. The increase was due primarily to the amortization of the value of ongoing customer relationships and goodwill related to the Alltel and SDK Acquisitions. Adding Alltel results for the period prior to the Alltel Acquisition, 1997 depreciation and amortization expense would have been $9.7 million.

     Write-offs of acquired in-process research and development of $105.7 million were recorded in 1997, of which $98.7 million was attributable to the Alltel Acquisition and $7.0 million was attributable to the SDK Acquisition. There were no write-offs recorded in 1996.

     As a result of the foregoing factors, net loss increased from $2.2 million in 1996 to $135.2 million in 1997.

     1996 COMPARED TO 1995

     The period-to-period comparison below reflects the operations of Eclipsys' predecessor, Alltel, for 1996 and 1995.

     Total revenues increased by $8.7 million, or 8.7%, from $100.1 million in 1995 to $108.8 million in 1996. This increase was caused primarily by increases in revenues related to outsourcing contracts.

     Total cost of revenues increased by $10.2 million, or 16.5%, from $61.3 million, or 61.3% of total revenues, in 1995 to $71.5 million, or 65.7% of total revenues, in 1996. The increase was due primarily to increases in staff related to outsourcing contracts.

     Marketing and sales expenses remained constant at $11.1 million in both periods, representing 11.1% of total revenues in 1995 and 10.2% of total revenues in 1996.

     Total expenditures for research and development, including both capitalized and non-capitalized portions, increased by $1.0 million, or 4.7%, from $21.4 million, or 21.4% of total revenues, in 1995 to $22.4 million, or

20.6% of total revenues, in 1996. These amounts exclude amortization of previously capitalized expenditures, which are recorded as cost of revenues. The increase was due primarily to wage increases for research and development personnel. The portion of research and development expenditures that were capitalized decreased by $735,000, from $12.9 million in 1995 to $12.2 million in 1996.

     General and administrative expenses decreased by $1.1 million, or 13.1%, from $8.2 million, or 8.2% of total revenues, in 1995 to $7.1 million, or 6.5% of total revenues, in 1996. The decrease was due primarily to a $1.0 million decrease in legal fees.

     Depreciation and amortization expenses increased by $1.4 million, or 20.8%, from $6.7 million, or 6.7% of total revenues, in 1995 to $8.1 million, or 7.5% of total revenues, in 1996. The increase was due primarily to depreciation of computer equipment acquired for research and development purposes.

     As a result of the foregoing factors, net income was $606,000 in 1995 and net loss was $2.2 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES


     For purposes of the following discussion, cash flow data for 1997 and the first three months of 1998 relate to the Company and cash flow data for 1995 and 1996 relate to Alltel.


     The Company was formed in December 1995 and has grown primarily through a series of acquisitions completed since January 1997. The Company's principal sources of liquidity have been equity capital contributions, borrowings from commercial lenders and cash provided by operating activities. The funds generated by these sources have been applied primarily to acquisitions and research and development activities.


     Cash provided by operating activities totaled $857,000 and $10.2 million in the three months ended March 31, 1997 and 1998, respectively. The increase in cash provided by operating activities was the result of increased business activity and the reduction in certain expenses related to integrating the Acquisitions. Cash provided by financing activities totaled $113.8 million and $9.4 million in the three months ended March 31, 1997 and 1998, respectively. The 1997 period included the issuance of $103.8 million of Convertible Preferred Stock in connection with the Alltel Acquisition. Cash used by investing activities totaled $107.4 million and $18.5 million in the three months ended March 31, 1997 and 1998, respectively. The 1997 period included $104.8 million applied to the Alltel Acquisition. As of March 31, 1998, the Company had $5.9 million of cash and cash equivalents.



     Cash provided by operating activities totaled $15.9 million, $15.9 million and $1.1 million in 1995, 1996 and 1997, respectively. The decrease in cash provided by operating activities from 1996 to 1997 was primarily the result of a greater portion of research and development being expensed as incurred, rather than being capitalized. Cash provided by financing activities totaled $5.5 million, $11.9 million and $112.8 million in 1995, 1996 and 1997, respectively. The increase from 1996 to 1997 was primarily the result of $103.8 million of proceeds from the issuance of Convertible Preferred Stock concurrently with the Alltel Acquisition. Cash used by investing activities totaled $20.5 million, $28.2 million and $113.7 million in 1995, 1996 and 1997, respectively. The increase in cash used by investing activities from 1996 to 1997 was the result of $109.0 million applied to the Alltel and SDK Acquisitions, offset in part by a $10.6 million reduction in capitalization of software development costs.



     The Company invested $7.7 million, $9.2 million and $3.1 million in computer equipment, leasehold improvements and other capital assets in 1995, 1996 and 1997, respectively. The Company also incurred $21.4 million, $22.4 million and $17.3 million in research and development costs in 1995, 1996 and 1997. The Company expects to invest approximately $6 million and $55 million in capital expenses and research and development, respectively, through the end of 1999.



     In January 1997, the Company entered into a $30 million credit facility with a commercial lender, consisting of a $10 million Term Loan and a $20 million Revolver. The Term Loan and the Revolver are secured by substantially all of the Company's assets, and bear interest at a variable rate. See Note 7 of Notes to the Company's Consolidated Financial Statements. In January 1998, the Term Loan was repaid with the proceeds of the 1998 Preferred Stock Issuance. In March 1998, pursuant to the MSA Buyout, the Company paid AIS $14.0 million. Of this payment, $9.0 million was funded through borrowings under the Revolver. As at May 31, 1998, the effective interest rate for the Revolver was 6.7% and the amount available for borrowing thereunder was $33.7 million. In April 1998, the Company borrowed an additional $5.6 million under the Revolver to fund the Simione Investment. The Company will repay all amounts outstanding under the Revolver using a portion of the proceeds from the Offering. In May 1998, the Revolver was amended to increase the borrowing limit to $50.0 million, under substantially similar terms and conditions as contained in the original credit facility.



     The Company also had an outstanding balance of $7.6 million on the SDK Notes at March 31, 1998. The SDK Notes, which bear interest at 9.5%, are payable to the former shareholders of SDK who were issued the SDK Notes as partial payment for the SDK Acquisition. On April 1, 1998, the Company made a scheduled principal payment of $3.8 million on the SDK Notes, and the Company will repay the remaining $3.8 million principal balance, which is due on April 1, 1999, with a portion of the proceeds from this Offering.



     In March 1998, pursuant to the Alltel Renegotiation, AIS returned to the Company 11,000 shares of Redeemable Preferred Stock for cancellation in January 1998. As part of this transaction, AIS agreed that no dividends will accrue on the remaining 4,500 shares of Redeemable Preferred Stock held by it until July 1, 1998. As of March 31, 1998, the Company had Redeemable Preferred Stock with a face value of $34.5 million and an accreted value of $29.2 million, including accrued dividends of $3.1 million. The Company will redeem the full $34.5 million face value of the outstanding Redeemable Preferred Stock and all accrued dividends with a portion of the proceeds from the Offering. A charge to additional paid-in capital will be recorded in the period in which the redemption occurs equal to the difference between the redemption price of the Redeemable Preferred Stock and its carrying amount ($8.4 million at March 31, 1998). In addition, this charge will result in an increase in net loss available to common stockholders in the statement of operations for the period.



     In connection with the Alltel and SDK Acquisitions, the Company wrote off in-process research and development totaling $105.7 million. These write-offs were necessary as the acquired technology had not yet reached technological feasibility, and had no future alternative uses. The Company is using the acquired in-process research and development to create new clinical, patient financial, access management and data warehousing products which will become part of the Sunrise product suite over the next several years. The Company anticipates that certain products will be generally released during 1998, with additional product releases in subsequent periods through 1999. It is anticipated that total costs to develop these products will exceed $40 million during 1998 and 1999. It is management's expectation that the acquired in-process research and development will be successfully developed, however there can be no assurance that commercial viability of these products will be achieved. In the event that these products are not generally released in a timely manner, the Company may experience fluctuations in future earnings as a result of such delays.


     The Company believes that the proceeds of this Offering, together with its existing cash balances, funds generated by operations and borrowings available under the Revolver, as it may be amended, will be sufficient to finance the Company's operations for at least the next twelve months. However, to the extent acquisitions are completed or anticipated capital and operating requirements change, the Company may be required to raise additional financing. There can be no assurance that, if needed, such financing would be available, or would be available on terms satisfactory to the Company.


YEAR 2000 ISSUES



     The Company believes that all of its internal management information systems are currently Year 2000 compliant and, accordingly, does not anticipate any significant expenditures to remediate or replace existing internal-use systems. Although most of the Company's products are Year 2000 compliant, the products acquired by the Company in the Emtek Acquisition are not Year 2000 compliant. The Company is currently developing and testing solutions for its non-compliant products and currently estimates that all of these products will be Year 2000 compliant by mid-1999 at an estimated aggregate cost of approximately

$2.6 million, including both remediation and testing costs. In addition, because the Company's products are often interfaced with a customer's existing third-party applications, the Company's products may experience difficulties interfacing with third-party non-compliant applications. Based on currently available information, the Company does not expect the cost of compliance related to interactions with non-compliant third-party systems to be material. However, any unexpected difficulties in achieving Year 2000 compliance for the Emtek products or difficulties in interfacing with third-party products could have a material adverse effect on the Company's business, financial condition and results of operations.


BACKLOG


     Backlog consists of revenues the Company expects to recognize over the following twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for software licensing and implementation, hardware sales and installations and professional services, or annual or monthly fees for licenses, maintenance, and outsourcing or remote processing services. As of December 31, 1997, the Company had a backlog of approximately $108 million. See "Risk Factors -- Potential Fluctuations in Quarterly Performance."


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board issued FAS 130, "Reporting for Comprehensive Income" and FAS 131, "Disclosure about Segments of an Enterprise and Related Information." In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition." All three statements are effective for fiscal years beginning after December 15, 1997, and are not expected to have a material impact on the Company's results of operations or financial condition. Effective January 1, 1998, the Company adopted Statement of Position 97-2 and implemented FAS 130.

                                    BUSINESS

OVERVIEW

     Eclipsys is a healthcare information technology company delivering solutions that enable healthcare providers to achieve improved clinical, financial and administrative outcomes. The Company offers an integrated suite of healthcare products in four critical areas -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. These products can be purchased in combination to provide an enterprise-wide solution or individually to address specific needs. The Company's products have been designed specifically to deliver a measurable impact on outcomes, enabling the Company's customers to quantify clinical benefits and return on investment in a precise and timely manner. The Company's products can be integrated with a customer's existing information systems, which the Company believes reduces overall cost of ownership and increases the attractiveness of its products. Eclipsys also provides outsourcing, remote processing and networking services to assist customers in meeting their healthcare information technology requirements. The Company was formed in December 1995 and has grown primarily through its three acquisitions, all completed since January 1997. These acquisitions, together with internally generated growth, have resulted in revenues of $126.5 million in 1997 on the pro forma basis described herein.

     The Company markets its products primarily to large hospitals, academic medical centers and integrated healthcare delivery networks. As of March 31, 1998, Eclipsys had one or more of its products installed or being installed in over 350 facilities, including large hospitals, academic medical centers and integrated healthcare delivery networks. To provide direct and sustained customer contact, the Company maintains decentralized sales, implementation and customer support teams in each of its five North American regions. The Company's field sales force has an average of 18 years of experience in the healthcare industry.

COMPETITIVE STRENGTHS

     The Company believes that its products and services, focus on physicians' needs, leading technology, strategic relationships, management team and well-positioned customer base are competitive strengths that will enable it to capitalize on continued opportunities for growth.

     - Comprehensive Product Offering. Through both acquisitions and internal development, the Company has assembled a comprehensive suite of products that perform core functions in the four areas Eclipsys believes are most critical to its customers -- clinical management, access management, patient financial management and enterprise data warehouse and analysis. The Company's individual products can be integrated to provide a comprehensive healthcare information technology solution. The Company's product strategy has been to acquire or develop industry-leading products in each core category and then integrate them to provide a comprehensive healthcare information technology solution.

     - Physician-Oriented Products. The Company's clinical products are designed to reflect and support the way physicians work, and include features such as alerts, reminders, just-in-time clinical decision support, sub-second response times, an intuitive graphical user interface, continuous event monitoring and a customizable rules and protocol engine. This focus on physicians is important because the Company believes that they are key decision makers in the trend toward the use of healthcare information technology solutions to improve work processes and outcomes across the continuum of healthcare delivery.

     - Leading Technology. The Company has recently announced the development of, and has commenced migrating its products to, its new SOLA architecture. SOLA is a browser-enabled, multi-tiered, database-neutral architecture that supports multiple platforms and can be used across a broad range of computing environments from client-server systems to legacy mainframes. SOLA is designed to facilitate the integration of the Company's products with its customers' existing systems, as well as with future products developed or acquired by the Company.

     - Strategic Relationships. One of the Company's important strategic relationships is with Partners, including two of its hospital subsidiaries, Brigham and MGH. This relationship provides intensive physician-driven research and development for new and existing products, testing and development support. In addition, Brigham and MGH, academic medical centers affiliated with Harvard Medical School, provide potential forums for training future users and customers. The Company also has relationships with other academic medical centers, which also provide testing and development support.



     - Proven Management Team with Successful Track Record. The Company's senior management team averages over 22 years in the healthcare and information technology industries and includes four former chief executive officers. Harvey J. Wilson, Chairman of the Board, President and Chief Executive Officer of the Company, was a co-founder of SMS. The Company believes that the range and depth of its senior management team position it to address the evolving requirements of its customers and to manage the growth required to meet its strategic goals. Upon completion of the Offering, the senior management team will beneficially own 16.9% of the outstanding Common Stock. See "Principal and Selling Stockholders."



     - Well-positioned Customer Base. Eclipsys' customers include large hospitals, integrated healthcare delivery networks and academic medical centers. The Company believes that these entities are generally the first to adopt new technology and are the drivers of industry consolidation. Management believes that the Company's commitment to quality, innovation, rapid product implementation and ongoing customer support has enabled it to build and maintain strong and stable customer relationships and positions it to capitalize on the opportunities for growth within its existing customer base. At December 31, 1997, the Company had a backlog of approximately $108 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Backlog."


INDUSTRY


     In recent years, the healthcare industry has undergone, and is continuing to undergo, radical and rapid change. The increasing cost of providing healthcare has led the government sector, followed by the private sector, to develop new payment mechanisms that encourage healthcare providers to contain costs. This has caused the provider reimbursement environment to move away from the indemnity model, characterized by fee-for-service arrangements and traditional indemnity insurance, toward the managed-care model, in which providers are aligned within networks and healthcare delivery must follow plan-established rules to qualify for reimbursement. As a result, the emphasis of healthcare providers has shifted from providing care regardless of cost to providing high-quality care in the most cost-effective manner possible. Many providers are realizing that the traditional method of cost containment -- cutting expenses -- is not by itself enough to maintain their competitiveness in the face of these pressures. Management believes that providers must also improve the processes by which healthcare is provided, including improving the quality of care, the efficiency with which it is delivered and patient satisfaction. In particular, healthcare providers are focusing on avoiding costly adverse clinical events.


     The pressures to achieve successful clinical outcomes more efficiently while managing costs more effectively has led to significant industry consolidation, as healthcare providers seek to offer and control the full continuum of healthcare. The result has been the development of large integrated healthcare delivery networks. These are comprehensive vertical networks of healthcare providers, typically organized around an anchor hospital, and include physicians, outpatient facilities, laboratories, radiology facilities, home healthcare providers and long-term and rehabilitative facilities. As these networks grow larger and more dispersed, the challenge of effectively managing and delivering information throughout the enterprise also increases.

     Traditional healthcare information systems are limited in their ability to support restructuring of healthcare delivery processes or the evolving requirements of integrated healthcare delivery networks. Such systems have generally been financially oriented, focusing primarily on the ability to capture charges and generate bills. Many information technology vendors have attempted to apply their existing financially oriented systems to meet the demand for clinical solutions. However, because these systems were not originally developed to address clinical requirements, they often lack the basic structure and functionality to support better overall management of costs, care quality, outcome measurement and patient satisfaction across the healthcare delivery continuum. Moreover, because these vendors historically developed and marketed such systems primarily to financial managers, physicians, who influence a significant portion of variable healthcare costs, were often excluded from the design of healthcare information systems and from the system selection process. In addition, traditional systems were typically designed to operate in a single facility, which has made them less effective in today's widely dispersed integrated healthcare delivery networks.

     The growth of the managed care environment and the rise of integrated healthcare delivery networks has created an opportunity for new healthcare information technology products and services. Healthcare providers are increasingly demanding integrated solutions that offer all of the core functions required to manage the entire healthcare delivery process. These core functions include clinical management, access management and patient financial management functions. In addition, large and widely spread healthcare delivery networks require data warehouse and analysis tools that permit them to effectively extract and analyze data located throughout the enterprise, both to measure clinical results and return on investment and to support process improvement. These solutions must also allow providers to preserve their investment in existing legacy applications and technologies, which often are significant and vary from facility to facility. Finally, physician utilization is necessary for a healthcare information technology solution to improve clinical outcomes. The Company believes that physician utilization will increase as information technology solutions provide greater functionality, including alerts, reminders, sub-second response times, just-in-time clinical decision support, an intuitive graphical user interface and the ability to log on to the system remotely.

     Historically, the healthcare industry has invested relatively less in technology compared to certain other industries. The Company believes that healthcare providers are realizing that a relatively small investment in healthcare information technology can significantly reduce variable costs. As a result of industry trends, healthcare providers are making significant investments in healthcare information technology solutions that capitalize on evolving information management technologies. Industry analysts estimate that healthcare organizations spent approximately $17 billion in 1997 for information technology solutions, and anticipate that such expenditures will increase to approximately $28 billion annually by 2002.

STRATEGY

     The Company's objective is to become the leading provider of healthcare information technology solutions to meet the needs of the healthcare industry as it consolidates and evolves. Key elements of the Company's strategy to achieve this objective include:

     Provide Comprehensive, Integrated Healthcare Information Technology Solutions. Eclipsys is focusing on providing a full suite of clinical management, access management, patient financial management and enterprise data warehouse and analysis solutions. The Company's products are designed to be:

          - responsive to physicians' needs for alerts, reminders, sub-second response times, continuous event monitoring and practice-specific clinical information, rules, and protocols which provide just-in-time clinical decision support;

          - outcomes-oriented, so customers can easily determine clinical benefits and return on investment; and

          - user-friendly through an intuitive graphical user interface.

The Company believes that its healthcare information technology solutions facilitate the clinical and business decision process, enabling its customers to improve their overall work processes, clinical outcomes and return on investment.

     Further Penetrate Existing Customer Base. The Company believes there is a significant opportunity to sell its integrated healthcare technology solutions to its existing customers. The Company has at least one of its products installed or being installed at over 350 facilities. Of these customers, only a few currently have an enterprise-wide healthcare information system. The Company believes that it is well-positioned to capitalize on the growth opportunity within its existing customer base as a result of several factors:

        - its broad, integrated product suite;

        - the ability of its products to work with a customer's existing information systems;

        - the ability to document clinical benefits and return on investment;

        - management's industry experience and relationships;

        - alignment of its pricing and payment schedule with the value received by its customers; and

        - its ongoing customer support and service programs.

     Employ a Targeted Marketing Approach. The Company's target market primarily includes large hospitals, integrated healthcare delivery networks and academic medical centers. The Company believes that these entities are the first to adopt new technology and are the drivers of industry consolidation. As the size and complexity of these customers grow, their need for integrated information technology solutions increases. The Company has identified potential new customers, including those who are currently relying on legacy systems that lack the functions and features such customers require, and is targeting decision makers within these entities. In particular, the Company believes that physicians are becoming increasingly involved in the information technology selection process as recent technological developments and the impact of managed care have increased the utility of information systems to physicians. The Company believes that its clinically oriented, physician-designed products provide it with an advantage as it competes for business. The Company also leverages the extensive industry experience of its senior management and sales force, as well as its strategic relationships with leading institutions such as Brigham and MGH, to pursue this opportunity.

     Continue to Enhance and Develop New Solutions. The Company intends to continue upgrading existing products and developing new solutions to meet the evolving healthcare information needs of its customers. For example, the Company is currently focusing on migrating its products to its new SOLA architecture, which is designed to facilitate the integration of new and existing applications as they are developed or acquired by the Company with legacy systems of its customers. The Company has a team of more than 300 internal research, development and technical support professionals dedicated to developing, enhancing, supporting and commercializing new and enhanced healthcare information technology products. The Company also has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. In addition, the Company's relationship with Partners allows it to test new and existing products in a forum that provides feedback from medical and administrative users, which the Company believes gives it a competitive advantage in developing new products.

     Pursue Selected Acquisitions and Investments. The Company intends to continue pursuing selected acquisitions and investments that will enhance its product line, customer base, technological capabilities and management team. Historically, the Company has experienced significant growth through acquisitions, and intends to continue to target acquisitions and investments that will help it achieve its overall strategic goals. The Company also believes that such transactions will provide it with the opportunity to leverage its existing sales, marketing and development teams and offer the potential to achieve operating synergies across the organization.

PRODUCTS

     The Company's products perform the core information technology functions required by integrated healthcare delivery networks and other healthcare providers across the entire continuum of healthcare. These functions include (i) clinical management, (ii) access management, (iii) patient financial management and (iv) enterprise data warehouse and analysis.

        - Clinical Management products assist the physician and other clinicians in making clinical decisions throughout the care process. These systems give physicians and other clinicians immediate access to complete and up-to-date patient records at all stages, enable physicians to enter on-line orders for specialized services, such as radiology or laboratory testing and prescriptions, provide clinical rules to facilitate clinical decisions and alert the physician to potential adverse reactions.

        - Access Management products provide access to patient information from any point in the healthcare delivery system and coordinate the gathering of additional patient data at each stage of the patient encounter. Access management also coordinates the scheduling of patient appointments throughout the treatment process.

        - Patient Financial Management products coordinate compliance with managed-care contract reimbursement terms, patient billing and collection and third-party reimbursement. These products support the growing trend toward the centralized business office, which manages compliance with managed-care contracts across the entire healthcare enterprise and for all stages of the healthcare continuum.

        - Enterprise Data Warehouse and Analysis products facilitate the extraction and analysis of all data collected throughout the organization to support reporting, strategic planning and decision-making functions.

     Eclipsys offers products under the Sunrise name in each of these four core areas. These products enable the Company to offer a comprehensive line of core applications that can be purchased individually or combined to form a fully integrated single-source information technology solution. Most of the Company's products are functional in several different healthcare settings, including ambulatory care, critical care and acute care.

     The Sunrise Access Management suite, the Sunrise Patient Financial Management suite and the Sunrise Enterprise Data Warehouse are generally available to the Company's customers. Most of the key functionalities of the Sunrise Clinical Management suite are currently available in the Company's heritage products. The Company is in the process of integrating these key functionalities into the Sunrise Clinical Management suite, which is currently in field trials and is expected to be generally available to customers in 1999.

     SUNRISE CLINICAL MANAGEMENT

     Sunrise Clinical Management is a physician-oriented application that provides patient information to the physician and other clinicians at the point-of-care anywhere in the healthcare continuum, allows a physician to quickly and efficiently enter orders directly into the system and provides clinical decision support at the time of order entry. The functionality of the Sunrise Clinical Management suite is derived from the Alltel TDS 7000 Series, Emtek's Continuum 2000 application and the BICS program developed at Brigham and licensed from Partners. The Company has selected the best features of these heritage programs to integrate into its Sunrise Clinical Management suite. The Company continues to enhance and support these heritage products for its installed customer base in order to allow these customers to make the transition to the Sunrise Clinical Management suite over time. Sunrise Clinical Management includes the following features:

        - Clinical Data Repository, which permanently stores clinical and financial information into patient care records that are easily and quickly accessible in ambulatory, acute care and other healthcare settings.

        - Clinical View, which provides physicians with access to patient information, such as complete patient records covering treatments at both ambulatory and acute care facilities, whether they are accessing the records from within the healthcare facility or a remote location.

        - Clinical Documentation, which gathers and presents organized, accurate and timely patient information. The application creates an electronic patient chart, accepting and arranging input from caregivers, laboratories or monitoring equipment.

        - Order Entry, Communication and Management, which enables physicians to enter on-line prescriptions and orders for laboratory or diagnostic tests or procedures. The application also routes the order to the appropriate department or party within the organization for fulfillment.

          - SOLAssistant, which is a clinical decision support system that is activated automatically during the order entry process. This sophisticated system provides real-time guidance to physicians by alerting them to possible problems with or conflicts between newly entered orders and existing patient information using the system's rules database. A comprehensive set of clinical rules developed by physicians is available with SOLAssistant. Customers can modify these existing rules or can develop their own clinical rules.

          - SOLAsentry, which is a continuous event monitoring system. SOLAsentry triggers alerts, which can include e-mail or pager notification, upon the occurrence of a specified change in a patient's condition or any other physician-designated event, such as the delivery of unfavorable laboratory results. The application tracks new patient data, relates it to information already in the system for that patient, identifies significant new relationships, alerts the physician to the changed relationship and prompts corrective actions on a real-time basis.

          - Clinical Pathways and Scheduled Activities List, which provide access to standardized patient care profiles and assist in the scheduling and monitoring of procedures. These applications provide listings of clinical treatment procedures for individual patient care and generates scheduled activities lists in each department based on information from those lists. This allows the resources of a department to be deployed in the most effective and efficient manner.

     The Company is currently developing a clinical reporting application, which will provide periodic reports to physicians enabling them to identify their practice group's clinical performance. The Company is also developing referral and medical management features, which will allow a physician to refer a patient instantly to another healthcare provider with appropriate patient information attached to the referral.

     As of March 31, 1998, the Company's heritage clinical management products were installed in over 200 facilities and in the process of being installed in more than 50 facilities.

     SUNRISE ACCESS MANAGEMENT

     Sunrise Access Management enables the healthcare provider to identify the patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire continuum of patient care on an enterprise-wide basis. The single database structure of Sunrise Access Management permits simultaneous access to the entire patient record from any terminal on the system. The Sunrise Access Management suite is based primarily on the products acquired in the SDK Acquisition, which the Company has integrated with its other product offerings and has continued to enhance. The elements of Sunrise Access Management include:

          - Patient Registration/ADT, which is used to register a patient in an ambulatory setting, and to admit, discharge and transfer patients in an acute care setting. Patient information -- such as demographics, personal contacts, primary-care provider, allergies or medications, health history, employment and insurance coverage -- is taken at the patient's initial visit and is immediately accessible on-line to all authorized personnel across the enterprise. Subsequent visits require only confirmation and updates as necessary. Visit-specific information, such as the date and the reason for the visit, the care provided and the caregivers providing service, is collected at each visit.

          - Patient Scheduling and Resource Management, which is used to schedule patient appointments across an organization from any location within the enterprise. The application has the flexibility to provide for patient preferences and resource availability.

          - Enterprise Master Person Index, which is a single index of all patients and healthcare plan members within a healthcare provider's system. Records can be accessed from the index by searching a variety of characteristics, such as name, Social Security number or other demographic data, including a combination of several characteristics.

     Sunrise Access Management also includes managed care support features such as verifying insurance eligibility on-line and compliance with managed care plan rules and procedures, as well as medical records abstracting, which compiles patient data into statistical information. The integrated nature of Sunrise Access Management allows healthcare providers to complete pre-registration as part of the scheduling process and view patient records from multiple sites within an enterprise. This eliminates the generation of redundant records, thereby saving both patient and caregiver time, and permits the efficient scheduling of resources throughout the organization.

     As of March 31, 1998, the Company's access management products were installed in over 60 facilities and in the process of being installed in 13 additional facilities.

     SUNRISE PATIENT FINANCIAL MANAGEMENT

     Sunrise Patient Financial Management uses a single, integrated database for patient accounting processes, including the automatic generation of patient billing and accounts receivable functions, a system of reimbursement management to monitor receivables, the automation of collection activities and contract compliance analysis, as well as follow-up processing and reporting functions. Billing and receivables management activities are automated through rules-based processing and can be customized to reflect each organization's specific procedures. This product suite supports the growing trend toward the centralized business offices for multiple entities, which improves compliance with managed care contracts across the entire enterprise and at all stages of the healthcare delivery continuum. The Sunrise Patient Financial Management suite is based primarily on the products acquired in the SDK Acquisition, which the Company has integrated with its other product offerings and has continued to enhance. Sunrise Patient Financial Management includes the following functions:

          - Patient Accounting, which automates the patient billing and accounts receivable functions. For bill generation, the application incorporates rules-based calculations of expected reimbursement and provides users with the option for automatic generation of contractual allowances at the time of billing or the time of payment. Rules may be generated for each insurance plan accepted by an organization. Receivables management functions include account write-offs, on-line work lists of accounts requiring follow-up, extensive account comments and standard and ad hoc reporting. Paperless processing is achieved through real-time inquiry, editing, sorting, reporting, commenting and updating from other applications, including modules in Sunrise Access Management and Sunrise Clinical Management.

          - Contract Management, which includes a repository for the payment terms, restrictions, approval requirements and other rules and regulations of each insurance plan and managed care contract accepted by an organization. Contract Management is used in conjunction with other Sunrise products to ensure that patient care complies with these rules and regulations.

          - Reimbursement Management, which facilitates monitoring receivables, performing collection activity, reconciling with third parties and analyzing contract compliance and performance.

          - Executive Information System, which provides immediate access to the data contained in the Patient Financial Management database. Executive Information System provides reports in tabular or graphic formats.

     As of March 31, 1998, the Company's patient financial management products were installed at over 60 facilities and in the process of being installed in an additional 17 facilities.

     SUNRISE ENTERPRISE DATA WAREHOUSE

     Sunrise Enterprise Data Warehouse, which consolidates data from different systems, including all of a client's legacy and third-party systems, into a single database to facilitate and support data gathering and analysis throughout an organization. This application enables users to analyze collected data, identify sources of the data, automate data extraction, map and load data into relational tables for detailed analysis, assure the consistency of data across systems and support timely, accurate analysis and reporting of data for specific applications. Enterprise Data Warehouse is able to house data from other systems and supports data-mining techniques, allowing a customer to gather data from all of the organization's systems. Customers can build customized reports using the collected data, reducing the need for additional software and training. Sunrise Enterprise Data Warehouse is an important component of the customers' ability to measure and document improved clinical outcomes and return on investment.

     OTHER PRODUCTS

     The Company's other products include OpenHUB and Orion, both of which the Company distributes under a license. OpenHUB is the Company's interface engine, which provides a fast, flexible means of integrating systems and data, allowing an organization to select the best data processing solution regardless of the hardware or software platforms. Orion is an electronic document and workflow management product that permits providers to reduce their dependency on paper communications, thereby improving workflow processes and reducing the risk of lost or inaccurate records.


     In connection with the Simione Investment, the Company and Simione have entered into a Remarketing Agreement pursuant to which the Company has the right to distribute certain home healthcare consulting solutions and information systems. See "The Company -- Simione Investment."


     In connection with providing healthcare information technology solutions, the Company also sells hardware to its customers.

SOLA ARCHITECTURE

     The Company has recently announced the development of, and has commenced migrating its products to, its new SOLA architecture, which the Company believes will facilitate integration, enhance automation, increase reliability and improve security and workflow processes. SOLA draws on a thin-client architecture to integrate business logic with an intuitive graphical user interface thereby enhancing automation and reducing the cost of ownership. This thin-client architecture enables the user interface to be improved without disturbing the core application set and facilitates integration of the Company's products with new operating systems, display environments and devices. SOLA also features a high performance rules engine to implement a sizable portion of the business logic for the Company's products. These rules guide clinical and business workflow, clinical decision support for order entry, clinical and financial event monitoring and screen logic, enabling structured development of new applications while maintaining consistency across applications. Because the rules are managed and stored as data, customers are able to update the business logic without modifying and distributing new code. This enables customers to reduce programming expenses, while enhancing the flexibility of the Company's applications and facilitating their rapid adoption. SOLA features a seamless and consistent architecture which promotes reliability for mission-critical applications and fault tolerance. The SOLA architecture also uses advanced technology to maintain security across the Internet and organization Intranets. This ability to support secure communications and incorporate reliable protocols for authenticating users and services permits the confidentiality of patient information to be maintained. Certain products being migrated to the SOLA architecture are currently undergoing field trials in several locations.

SERVICES

     Drawing on the functionality and flexibility of its software products, the Company offers a range of professional services as part of its healthcare information technology solutions. These services include outsourcing, remote processing and network services.

     OUTSOURCING SERVICES

     Outsourcing Services typically involve the Company assuming the management of the customer's entire information technology function on-site using the Company's employees. Outsourcing Services include Facilities Management, Network Outsourcing and Transition Management.

     Facilities Management enables customers to improve their information technology operations by having the Company assume responsibility for all aspects of the customer's information technology operations, from equipment to human resources.

     Network Outsourcing provides customers with total healthcare information network support, relieving the customer of the need to secure and maintain expensive resources in a rapidly changing technological environment.

     Transition Management offers customers a solution for migrating their information technology to new processes, technologies or platforms without interfering with the existing rules and initiatives critical to the delivery of healthcare.

     REMOTE PROCESSING SERVICES

     Remote Processing Services include complete processing of an enterprise's applications from the Company's site using the Company's equipment and personnel. This service frees an organization from having to maintain the environment, equipment and technical staff required for systems processing and offers support for an organization's fault management, configuration management and utilization management processes.

     NETWORK SERVICES

     Network Services is a comprehensive package of services allowing the Company's customers to receive critical data quickly and accurately without incurring a substantial increase in cost. The Company assesses changes in network utilization and function, forecasts any necessary upgrades to accommodate growth of the customer and designs any changes necessary to provide the customer with the required performance and functionality.

     The Company offers its services in various forms ranging from on-site assistance on a time and expense basis to complete turnkey project deliveries with guaranteed fixed price rates and outcomes.

IMPLEMENTATION, PRODUCT SUPPORT AND TRAINING

     The Company believes that a high level of service and support is critical to its success. Furthermore, the Company believes that a close and active service and support relationship is important to customer satisfaction and provides the Company with important information regarding evolving customer requirements and additional sales opportunities. To facilitate successful product implementation, the Company's consultants assist customers with initial installation of a system, conversion of a customer's historical data and ongoing training and support. This also includes Year 2000 consulting, programming and conversion services to help customers prepare for transition and to address Year 2000 compliance and performance issues. In addition, 24-hour telephone support is available and the Company offers electronic distribution to provide clients the latest information regarding the Company's products. The Company also provides regular maintenance releases to its customers. The Company's service and support activities are supplemented by comprehensive training programs, including introductory training courses for new customers and seminars for existing customers, to educate them about the capabilities of the Company's systems.

PRICING

     Historically, the Company has employed a traditional software pricing and payment model in which the entire software license fee is payable upon commencement of the license, service fees are paid as performed and maintenance fees, typically equal to a fixed percentage of the license fee, are paid over the life of the license. More recently, the Company has begun to offer a variety of creative pricing models in furtherance of its philosophy that pricing and payment schedules should be closely aligned with the value received by the customer. The Company encourages customers to elect a payment schedule that spreads software license payments, together with service fees and maintenance fees on a bundled basis, regularly over the life of the license. In addition, the Company has commenced offering software license and maintenance fees that vary with the amount of patient traffic serviced by the customer, enabling the customer to analyze the cost on a per-case basis. The Company also encourages customers to consider pricing models in which the Company's primary compensation takes the form of sharing in cost savings or other performance benefits realized by the customer. The pricing of the Company's contracts can vary significantly, depending upon the pricing model, product configuration and features, and implementation.

CUSTOMERS, MARKETING AND SALES

     The Company's marketing and sales efforts focus on large hospitals, integrated healthcare delivery networks and academic medical centers. At March 31, 1998, the Company had installed or was in the process of installing its products at more than 325 facilities in North America, including large hospitals, integrated healthcare delivery network facilities and academic medical centers. In addition, the Company's products were installed or being installed at more than 25 facilities outside North America, predominantly in Europe.

     The Company sells its products and services in North America exclusively through its direct sales force. To provide direct and sustained customer contact, management of the sales force is decentralized, with the five Regional Presidents having primary responsibility for sales and marketing within their regions. Some multi-region accounts are managed by national account representatives. Within each region, the direct sales force is generally organized into two groups, one focused principally on generating sales to new customers and the other focused on additional sales to existing customers. The direct sales force works closely with the Company's implementation and product line specialists. The Company's field sales force has an average of 18 years of experience in the healthcare industry. A significant component of compensation for all direct sales personnel is performance based, although the Company bases quotas and bonuses on a number of factors in addition to actual sales, including customer satisfaction and accounts receivable performance.

     The Company has customers in Belgium, France, the Netherlands, the United Kingdom and Japan. International sales representatives generally report to the Regional President of the International Region and are responsible for all customers within their sales regions. The Company may also use sales agents to market its products internationally.

RESEARCH AND DEVELOPMENT


     The Company believes that its future success depends in large part on its ability to maintain and enhance its current product line, develop new products, maintain technological competitiveness and meet an expanding range of customer requirements. A significant portion of the Company's research and development and product testing effort is performed in conjunction with physicians at Brigham, MGH and other academic medical centers. The Company's current development efforts are focused on the migration of its products to the SOLA architecture and the development of additional functionality and applications for its existing products. The Company believes that the open, integrated nature of its SOLA architecture will facilitate the development of applications without the need for major rewriting or reconfiguration of code. As of March 31, 1998, the Company's research, development and technical support organization consisted of more than 300 employees. The Company's research and development expenses were $29.3 million for 1997, on the pro forma basis described herein.


COMPETITION

     The market for the Company's products and services is intensely competitive and is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. The Company's principal competitors include Cerner Corp., HBO & Company, IDX Systems Corp. and SMS. The Company also faces competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. A number of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. The Company also expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. The Company believes that the principal factors affecting competition in the healthcare information technology market include product functionality, performance, flexibility and features, use of open standards technology, quality of service and support, company reputation, price and overall cost of ownership. See "Risk Factors -- Competition."

PROPRIETARY RIGHTS

     The Company is dependent upon its proprietary information and technology. The Company relies primarily on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect its rights in its software products and other proprietary technology. The Company requires third-party consultants and contractors to enter into nondisclosure agreements to limit use of, access to and distribution of its proprietary information. In addition, the Company currently requires employees who receive option grants under any of its stock plans to enter into nondisclosure agreements. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate to prevent misappropriation. The laws of some foreign countries may not protect the Company's proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by the Company to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of the Company's products, reverse engineer such products or otherwise obtain and use information that the Company regards as proprietary. In certain limited instances, customers can access source code versions of the Company's software, subject to contractual limitations on the permitted use of such source code. Although the Company's license agreements with such customers attempt to prevent misuse of the source code, the possession of the Company's source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, there can be no assurance that others will not independently develop technologies similar or superior to the Company's technology or design around the proprietary rights owned by the Company. See "Risk Factors -- Limited Protection of Proprietary Rights."

EMPLOYEES

     As of March 31, 1998, the Company employed 997 people, including 318 in research, development and technical support, 471 in operations, 128 in marketing and sales, 62 in finance and administration and 18 in international operations. The success of the Company depends on its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the information technology industry, particularly for talented software developers, service consultants, and sales and marketing personnel. There can be no assurance that the Company will be able to attract and retain qualified personnel in the future. See "Risk Factors -- Ability to Attract and Retain Key Personnel."

     The Company's employees are not represented by any labor unions. The Company considers its relations with its employees to be good.

FACILITIES


     The Company is headquartered in Delray Beach, Florida, where it leases office space under two separate leases expiring in March 2000 and July 2002. In addition, the Company maintains leased office space in Little Rock, Arkansas; Newport Beach, California; San Jose, California; Atlanta, Georgia; Oak Brook, Illinois; Boston, Massachusetts; Albany, New York; Saratoga Springs, New York; Roseland, New Jersey; Malvern, Pennsylvania; and Pittsburgh, Pennsylvania within the United States and Brussels, Belgium; Paris, France; and London, United Kingdom. These leases expire at various times ranging from June 1998 to June 2009. Aggregate rental payments under all of the Company's leases were $4.1 million in 1997.


LEGAL PROCEEDINGS

     The Company is involved from time to time in routine litigation that arises in the ordinary course of its business, but is not currently involved in any litigation that the Company believes could reasonably be expected to have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and other key employees of the Company, their respective ages as of March 31, 1998 and their positions with the Company are as follows:


                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
Executive Officers and Directors:
Harvey J. Wilson.............................  59    President, Chief Executive Officer and Chairman
                                                      of the Board of Directors
James E. Hall................................  64    Senior Vice President, Field Operations and
                                                      Chief Operating Officer
Robert J. Vanaria............................  52    Senior Vice President, Administration, Chief
                                                      Financial Officer and Treasurer
T. Jack Risenhoover, II......................  32    Vice President, General Counsel and Secretary
Steven A. Denning(1).........................  49    Director
G. Fred DiBona(1)............................  47    Director
Eugene Fife(1)...............................  57    Director
William E. Ford(2)...........................  36    Director
Jeffrey H. Fox(3)............................  36    Director
Jay B. Pieper(2).............................  54    Director
Richard D. Severns(2)........................  52    Director

Other Key Employees:
Peter J. Camp................................  39    Regional President, Mid-Atlantic Region
James Carter.................................  54    Senior Vice President, Customer Support and
                                                      Research & Development
John Depierro................................  61    Regional President, International Region
Michael B. Kaufman...........................  46    Senior Vice President, Business Development
Terrence S. Macaleer.........................  47    Senior Vice President, Field Support
Richard D. Mager.............................  48    Regional President, Midwest Region
Stephanie P. Massengill......................  57    Senior Vice President, Corporate Development
Michael T. McGuire...........................  49    President, Services Division
John H. Munley, Jr...........................  56    Regional President, Northeast Region
John T. Patton, Jr. .........................  48    Regional President, Western Region
Robert C. Robbins, Jr. ......................  47    Regional President, Southeast Region
Anthony Stefanis.............................  58    Senior Vice President, Sales
Gregory L. Wilson............................  29    Vice President, Mergers and Acquisitions


---------------

(1) Member of the Executive Development and Compensation Committee.
(2) Member of the Audit Committee.
(3) It is anticipated that Mr. Fox will not continue to serve as a director following the effectiveness of this Offering.

     Harvey J. Wilson, the Company's founder, has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since the Company was formed in December 1995. From January 1993 to December 1995, Mr. Wilson invested privately in software and technology companies. Mr. Wilson was a co-founder of SMS, a healthcare information systems provider. Mr. Wilson is a director of Philadelphia Suburban Corporation, a water utility company.

     James E. Hall has served as Senior Vice President, Field Operations and Chief Operating Officer since January 1997. From August 1995 to January 1997, Mr. Hall was Senior Vice President of Sales and Marketing for Multimedia Medical Systems, Inc., a telemedicine company ("MMS"). From January 1991 to August 1995, Mr. Hall was President of Asia Pacific Partners Ltd., a consulting firm.

     Robert J. Vanaria has served as Senior Vice President, Administration, Chief Financial Officer and Treasurer since December 1997. From March 1995 to December 1997, Mr. Vanaria was Senior Vice President and Chief Financial Officer of Greenwich Air Services, Inc., an aviation services subsidiary of General Electric Company. From September 1994 to February 1995, Mr. Vanaria was a self-employed business consultant. From March 1982 to August 1994, Mr. Vanaria was Senior Vice President and Chief Financial Officer of Foamex International, Inc., a manufacturing company.

     T. Jack Risenhoover, II has served as Vice President and General Counsel since February 1997. From May 1994 to January 1997, Mr. Risenhoover was general counsel for The Right Angle, Inc., a marketing firm. Mr. Risenhoover was awarded his J.D. from Vanderbilt University School of Law in April 1994.

     Steven A. Denning has served on the Company's Board of Directors since March 1997. Mr. Denning is a Managing Member of General Atlantic Partners, LLC, a private investment company, and has been with General Atlantic since 1980. Mr. Denning is also a director of GT Interactive Software Corp., an interactive entertainment software development company.


     G. Fred DiBona has served on the Company's Board of Directors since May 1996. Since 1990, Mr. DiBona has been the President and Chief Executive Officer of Independence Blue Cross and its subsidiaries. Mr. DiBona is also a director of Magellan Health Services, Inc., a specialized managed healthcare company; PECO Energy Company, a public energy company; Philadelphia Suburban Corporation, a water utility company; Tasty Baking Company, a packaged foods company; and the Pennsylvania Savings Bank.


     Eugene Fife has served on the Company's Board of Directors since May 1997. Since September 1996, Mr. Fife has been the President and Chief Executive Officer of MMS. Mr. Fife was a general partner in Goldman Sachs & Co. from June 1970 to November 1995, at which time he became a limited partner. Mr. Fife remains a limited partner in Goldman Sachs & Co. Mr. Fife is also a director of Baker, Fentress Company, an investment company.


     William E. Ford has served on the Company's Board of Directors since May 1996. Mr. Ford is a Managing Member of General Atlantic Partners, LLC and has been with General Atlantic since 1991. Mr. Ford also serves as a director of GT Interactive Software Corp., an interactive entertainment software company; MAPICS, Inc., a resources planning software applications company; Envoy Corporation, an electronic data processing company; LHS Group Inc., a billing solutions company; and E-Trade Group, Inc., an on-line discount broker.


     Jeffrey H. Fox has served on the Company's Board of Directors since January 1997. Mr. Fox has been with AIS since February 1996, serving as President since August 1996. From June 1986 to February 1996, Mr. Fox was an investment banker with Stephens Inc.

     Jay B. Pieper has served on the Company's Board of Directors since May 1996. Since May 1995, Mr. Pieper has served as Vice President of Corporate Development and Treasury Affairs for Partners. From March 1986 to May 1995, Mr. Pieper was Senior Vice President and Chief Financial Officer for Brigham.

     Richard D. Severns has served on the Company's Board of Directors since January 1998. Mr. Severns has been Senior Vice President and Director of Finance for the GM Network Services and Strategy Group of Motorola since August 1991.

     Peter J. Camp joined the Company in April 1996 and has served as Regional President, Mid-Atlantic Region since April 1997. From October 1983 to March 1996, Mr. Camp served in a variety of positions with SMS including Regional Marketing Manager and Regional Manager.

     James Carter has served as Senior Vice President, Customer Support and Research & Development since April 1997. From August 1996 to April 1997, Mr. Carter was a healthcare information technology consultant. From 1970 to August 1996, Mr. Carter was employed by SMS, where he last served as Vice President of Operations/Development.

     John Depierro has been Regional President, International Region since January 1997. From October 1994 to January 1997, Mr. Depierro served as Senior Vice President of Alltel. From October 1980 through October 1994, Mr. Depierro served as President of Medical Data Technology, Inc., which was acquired by Alltel in October 1994.

     Michael B. Kaufman, Senior Vice President, Business Development, joined the Company in June 1997 following the SDK Acquisition. Mr. Kaufman was employed by SDK beginning in 1972 and served as its President from 1988 until the SDK Acquisition.

     Terrence S. Macaleer has served as Senior Vice President, Field Support since March 1996. From January 1973 to January 1996, Mr. Macaleer was Vice President of Field Operations for SMS.


     Richard D. Mager has been Regional President, Midwest Region since April 1997. From July 1989 to April 1997, Mr. Mager was employed by Ernst & Young, LLP, where he served as a healthcare consulting partner from 1993 to 1997.


     Stephanie P. Massengill has served as Senior Vice President, Corporate Development since September 1996. From July 1988 to September 1996, Ms. Massengill was the Chief Executive Officer of Imaging Concepts, Inc., an electronic document management company.


     Michael T. McGuire has been President, Services Division since July 1997. From January 1995 to February 1997, Mr. McGuire was the officer in charge of technology for National HealthTech, an outsourcing company. From May 1985 to August 1994, Mr. McGuire was the vice president of outsourcing services for HBO & Company.



     John H. Munley, Jr. has been Regional President, Northeast Region since April 1997. From August 1995 to April 1997, Mr. Munley was Vice President, Sales for Compucare, a healthcare information technology company. From April 1990 to July 1995, Mr. Munley was Senior Vice President of Sales for First Data Health Services, a healthcare information technology company.


     John T. Patton, Jr. has been Regional President, Western Region since May 1997. From June 1976 to May 1997, Mr. Patton served as a Regional Manager for SMS.

     Robert C. Robbins, Jr. joined the Company in April 1996 and has served as Regional President, Southeast Region since April 1997. From January 1994 to March 1996, Mr. Robbins served as Chief Operating Officer of Mainline Physicians Org., a management services organization, and Atlantic Physicians Systems, an independent practitioners association. Mr. Robbins worked for SMS from January 1983 to January 1994, serving in a variety of positions.

     Anthony Stefanis has served as Senior Vice President, Sales since December 1997. From June 1997 to November 1997, Mr. Stefanis was self-employed as a healthcare information technology consultant. From July 1992 to June 1997, Mr. Stefanis served as Chairman and Chief Executive Officer of High Integrity Systems Inc., an information services division of EQUIFAX Information Services, Inc.

     Gregory L. Wilson has served as Vice President, Mergers and Acquisitions since April 1997. From March 1996 to April 1997 Mr. Wilson was a Vice President of Lehman Brothers, where he worked as an equity analyst. From May 1995 to March 1996, Mr. Wilson was a Vice President of Needham & Co. From May 1994 to May 1995, Mr. Wilson also served as Senior Vice President of Brean Murray & Co., an investment bank. Mr. Wilson was awarded his J.D. from Vanderbilt University School of Law in April 1994.

     Following this Offering, the Board of Directors of the Company will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of two Class I Directors (Messrs. Fife and Ford), two Class II Directors (Messrs. Pieper and Severns) and three Class III Directors (Messrs. Denning, DiBona and Wilson). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 1999, 2000 and 2001, respectively.

     Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Other than Mr. Harvey J. Wilson and

Mr. Gregory L. Wilson, who are father and son, there are no family relationships among any of the directors, executive officers or key employees of the Company.

STOCKHOLDERS' AGREEMENT

     Pursuant to the Second Amended and Restated Stockholders' Agreement dated January 24, 1998, by and among the Company and certain stockholders of the Company (the "Stockholders Agreement"), such stockholders were granted the right, subject to certain conditions, to designate representatives to the Company's Board of Directors. Under this agreement, Mr. Pieper was elected as the representative of Partners, Mr. Fox was elected as the representative of AIS, Mr. Severns was elected as the representative of Motorola and Mr. Wilson was elected as the representative of certain stockholders, including Mr. Wilson, Wilfam Ltd. ("Wilfam") and Michael B. Kaufman.

     In addition, after the Offering and subject to certain conditions, Motorola has the right under the Stockholders Agreement to have an observer present at all regular and special meetings of the Board of Directors so long as it owns at least 3.5% of the total number of shares of Common Stock outstanding (on an as converted and as exercised basis).

     Mr. Ford and Mr. Denning were elected as the representatives of General Atlantic Partners, LLC and its affiliates pursuant to rights granted to the holders of Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock in the Second Amended and Restated Certificate of Incorporation. In the event the Second Amended and Restated Certificate of Incorporation is amended to terminate the representation rights of the holders of Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock, General Atlantic Partners, LLC and its affiliates would have the ability to designate two representatives to the Board of Directors pursuant to the Stockholders Agreement.

     All rights to designate representatives to the Board of Directors granted under the Stockholders Agreement terminate upon the closing of the Offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has an Executive Development and Compensation Committee composed of Messrs. Denning (Chairman), DiBona and Fife, which makes recommendations concerning salaries and incentive compensation for executive officers of the Company and administers and grants stock options and awards pursuant to the Company's stock option plans, and an Audit Committee composed of Messrs. Pieper (Chairman), Ford and Severns, which reviews the results and scope of the audit and other services provided by the Company's independent public accountants. Mr. Harvey J. Wilson is an ex-officio member of both the Audit Committee and the Executive Development and Compensation Committee.

DIRECTOR COMPENSATION


     Directors of the Company are reimbursed for any expenses incurred in connection with attendance at meetings of the Board of Directors or any committee of the Board of Directors, but are not otherwise compensated for such service. On April 8, 1998, the seven non-employee directors of the Company were each granted a non-qualified stock option to purchase 13,333 shares of Common Stock at a purchase price of $13.50 per share under the Company's 1998 Stock Incentive Plan. These options vest annually over a four year period. See
"-- Stock Plans."

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued for the year ended December 31, 1997 for the Company's Chief Executive Officer and its two other executive officers whose total annual salary and bonus exceeded $100,000 for 1997 (together, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                            ANNUAL COMPENSATION     SECURITIES
                                                            --------------------    UNDERLYING
               NAME AND PRINCIPAL POSITION                   SALARY      BONUS      OPTIONS(1)
               ---------------------------                  --------    --------   ------------
Harvey J. Wilson..........................................  $150,000(2)       --          --
Chairman of the Board, President and Chief Executive
  Officer

James E. Hall.............................................   177,971    $ 50,000      50,000
Senior Vice President, Field Operations and Chief
Operating Officer

Robert J. Vanaria.........................................     7,692(3)  150,000      99,999
Senior Vice President, Administration and Chief Financial
Officer


---------------

(1) Represents the number of shares covered by options to purchase shares of the Company's Common Stock granted during 1997.

(2) Includes $84,000 of deferred compensation.

(3) Mr. Vanaria joined the Company in December 1997.

  Option Grants During 1997

     The following table sets forth grants of stock options to each of the Named Executive Officers during the year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                INDIVIDUAL GRANTS
                                               ----------------------------------------------------   POTENTIAL REALIZABLE
                                                             PERCENT OF                                 VALUE AT ASSUMED
                                               NUMBER OF       TOTAL                                  ANNUAL RATES OF STOCK
                                               SECURITIES     OPTIONS                                PRICE APPRECIATION FOR
                                               UNDERLYING    GRANTED TO    EXERCISE OR                   OPTION TERM(1)
                                                OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION  -----------------------
                    NAME                        GRANTED     FISCAL YEAR     PER SHARE       DATE        5%           10%
                    ----                       ----------   ------------   -----------   ----------  ---------   -----------
Harvey J. Wilson.............................        --          --              --          --            --            --
James E. Hall................................     4,000         0.3%          $0.20       1/20/07    $    491    $    1,243
                                                 46,000         3.5            6.50       1/25/07     187,895       976,162
Robert J. Vanaria............................    99,999         7.6            7.50        2/8/07     471,671     1,195,307


---------------

(1) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

  Year-End Option Values

     The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1997. None of the Named Executive Officers exercised any stock options during the year ended December 31, 1997.

                         FISCAL YEAR END OPTION VALUES


                                                      NUMBER OF SHARES
                                                   UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED IN-
                                                         OPTIONS AT                  THE-MONEY OPTIONS
                                                       FISCAL YEAR END             AT FISCAL YEAR END(1)
                                                 ---------------------------    ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------    -----------   -------------
Harvey J. Wilson...............................        --              --              --             --
James E. Hall..................................        --          50,000              --        $75,450
Robert J. Vanaria..............................    33,333          66,666              --             --


---------------

(1) Represents the difference between the exercise price and the fair market value of the Common Stock at fiscal year end as determined by the Board of Directors of the Company.

EMPLOYMENT AGREEMENT

     Pursuant to an Employment Agreement between Harvey J. Wilson and the Company dated as of May 1, 1996, the Company agreed to employ Mr. Wilson as the Company's Chief Executive Officer until May 1, 1999, with an annual salary of $150,000, subject to deferral until the Company has reached certain milestones and subject to adjustment from time to time thereafter. In January 1998, Mr. Wilson's annual salary was increased to $200,000. Upon termination of his employment, unless terminated for cause, Mr. Wilson shall be entitled to payment of his salary and continuation of his benefits for a period of months determined by the Board of Directors which is consistent with its practice for senior executives. Mr. Wilson has agreed not to compete with the Company during his term of employment and for three years thereafter.

STOCK PLANS


     A total of 4,333,333 shares of Common Stock have been reserved for issuance in the aggregate under the Company's three stock plans described below.



     The Company's 1996 Stock Plan (the "1996 Stock Plan") provided for grants of stock options and awards of restricted and unrestricted Common Stock. As of June 1, 1998, options to purchase 2,151,980 shares of Common Stock were outstanding and 124,999 restricted shares of Common Stock had been granted under the 1996 Stock Plan. Following the Offering, the Board of Directors has provided that no additional grants or awards will be made under the 1996 Stock Plan.



     Under the Company's 1998 Stock Incentive Plan (the "Incentive Plan"), a variety of awards, including incentive stock options intended to qualify under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, stock appreciation rights, restricted and unrestricted stock awards and other stock-based awards, may be granted to officers, employees, directors, consultants and advisors of the Company and its subsidiaries. The Board of Directors has authorized the Executive Development and Compensation Committee to administer the Incentive Plan. While the Company currently anticipates that most grants under the Incentive Plan will consist of stock options, the Company may also grant stock appreciation rights, which represent the right to receive any excess in value of the shares of Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the Incentive Plan. Options or other awards that are granted under the Incentive Plan but expire unexercised are available for future grants. To date, options to purchase 478,328 shares of Common Stock have been granted under the Incentive Plan, including a nonstatutory option to purchase up to 333,333 shares of Common Stock granted to Harvey J. Wilson on April 8, 1998. Mr. Wilson's option covers (i) 66,666 shares at a purchase price of $15.00 per share, vesting over three years following the grant date, (ii) 66,667 shares at a purchase price of $30.00 per share, vesting over four years, (iii) 100,000 shares at a purchase price of $45.00 per share, vesting over five years, and (iv) 100,000 shares at a purchase price of $60.00, vesting over five years. Vesting under Mr. Wilson's option is subject to acceleration at the discretion of the Board of Directors under certain circumstances.


     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), employees of the Company, including directors of the Company who are employees are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the day the offering terminates. The first offering period under the Purchase Plan will not commence until after the completion of the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Denning, Mr. DiBona and Mr. Fife served during the year ended December 31, 1997 as members of the Executive Development and Compensation Committee of the Board of Directors. Mr. Harvey J. Wilson, an executive officer of the Company, was an ex-officio member of the Executive Development and Compensation Committee and in such capacity participated in certain deliberations of the Committee. Mr. Wilson was a director of MMS during the year ended December 1997. Mr. Fife, one of the Company's directors and a member of the Executive Development and Compensation Committee, is, and was during 1997, the President and Chief Executive Officer of MMS. None of Mr. Denning, Mr. DiBona or Mr. Fife was at any time during the year ended December 31, 1997, or at any other time, an officer or employee of the Company. See "Certain Transactions" for a description of certain relationships and transactions between the Company and affiliates of Mr. Denning and Mr. Wilson.

                              CERTAIN TRANSACTIONS


THE PARTNERS LICENSE



     In May 1996, the Company acquired the Partners License. In consideration for this license, the Company issued to Partners 988,290 shares of Common Stock (5.1% of the Common Stock to be outstanding at the close of the Offering) and agreed to pay to Partners a royalty in connection with sales of the BICS system until the Company completes an initial public offering of Common Stock with a per share offering price of $10.00 or higher. Under the terms of the Partners License, the Company may further develop, commercialize, distribute and support the original technology and license it, as well as sell related services, to other healthcare providers and hospitals throughout the world (with the exception of the Boston, Massachusetts metropolitan area). No sales of the BICS system have been made and, consequently, no royalties have been paid by the Company pursuant to the Partners License because products based on the licensed technology are still in field trials. The Company is obligated to offer to Partners and certain of its affiliates an internal use license, granted on most favored customer terms, to all new software applications developed by the Company, whether or not derived from the licensed technology, and major architectural changes to the licensed technology. After May 3, 1998, Partners and certain of its affiliates are also entitled to receive internal use licenses for any changes to any module or application included in the licensed technology requiring at least one person year of technical effort. The Company has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. If the Company fails to pay the royalties required under the license or breaches any material term of the license, or if Mr. Harvey J. Wilson voluntarily terminates his employment with the Company prior to May 1999, the license may become non-exclusive, at Partners' option. If Partners converts the current license to a non-exclusive license, it must return 370,609 shares of Common Stock to the Company. The Company has the option to purchase the technology it licenses from Partners upon the completion by the Company of an initial public offering. The Company has decided that it will not exercise such option.



     As part of the Partners License, the Company provided certain development services to Partners. Fees for these development services paid by Partners to the Company totaled $2.0 million, $2.5 million and $325,000 for 1996, 1997 and the first three months of 1998, respectively. Mr. Jay Pieper, a director of the Company, is Vice President of Corporate Development and Treasury Affairs for Partners and was elected as Partners' representative pursuant to the Stockholders Agreement. Partners was not affiliated with the Company at the time of the negotiation of the Partners License.



THE ALLTEL ACQUISITION AND RENEGOTIATION



     In January 1997, the Company completed the Alltel Acquisition for aggregate consideration of $201.5 million (after giving effect to certain purchase price adjustments) consisting of $104.8 million in cash and 20,000 shares of Series C Redeemable Preferred Stock (with a redemption value of $1,000 per share plus accumulated dividends) and 2,077,497 shares of Series D Convertible Preferred Stock (each convertible into one share of Common Stock) issued to AIS. In connection with the Alltel Acquisition, the Company entered into the Management and Services Agreement (the "MSA") with AIS pursuant to which AIS was to receive an aggregate of $11.0 million in fees from the Company over a period of three years, ending December 31, 2000. Under the MSA, AIS was designated as the exclusive provider of certain network services to the Company and a preferred provider of certain other services to the Company and its clients. The MSA also obligated Alltel to provide designated management services. Under the MSA, the Company was precluded from competing in the network services and other related businesses. In October 1997, AIS returned for cancellation 4,500 shares of Series C Redeemable Preferred Stock as part of an adjustment of the purchase price for the Alltel Acquisition. Jeffrey H. Fox, the President of AIS, is a director of the Company and was elected as AIS' representative pursuant to the Stockholders Agreement. It is anticipated that Jeffrey H. Fox will not continue to serve as a director of the Company following the effectiveness of the Offering. AIS was not affiliated with the Company at the time of the negotiation of the Alltel Acquisition. AIS is the Selling Stockholder in the Offering.

     In March 1998, the Company and AIS entered into the Alltel Renegotiation which consisted of two elements: the AIS Settlement and the MSA Buyout. Pursuant to a Settlement of Claims Agreement dated as of March 13, 1998 between AIS and the Company, AIS returned to the Company for cancellation 11,000 shares of Series C Redeemable Preferred Stock in return for the Company extinguishing claims against AIS asserted pursuant to the Merger Agreement dated January 24, 1997 relating to the Alltel Acquisition. These claims related to disputes regarding representations made by AIS at the time of the acquisition regarding the estimated future revenue potential of certain customer relationships. The Company will use $4.5 million of the net proceeds from the Offering to redeem the remaining shares of Series C Redeemable Preferred Stock held by AIS. AIS has agreed that, until July 1, 1998, no dividends will accrue on shares of Redeemable Preferred Stock held by AIS.



     In March 1998, the Company also paid $14.0 million to AIS in connection with the MSA Buyout. The decision to terminate the MSA was based on management's evaluation of the expected future benefits of the MSA in view of the January 1998 Emtek Acquisition and the resulting relationship with Motorola and the evaluation of the benefits to the Company of being able to compete in the network services business.


     In connection with the Alltel Renegotiation, AIS has agreed that it will not effect any public sale or distribution of any of the Common Stock or securities convertible into or exchangeable for such Common Stock for a period of 360 days following the effective date of the Offering subject to certain conditions.


THE EMTEK ACQUISITION



     In January 1998, the Company completed the Emtek Acquisition for aggregate consideration of $11.7 million (net of a $9.6 million receivable from Motorola), consisting of 1,000,000 shares of Common Stock issued to Motorola and the assumption of $12.3 million in liabilities. In connection with the Emtek Acquisition, the Company entered into a software and support agreement with Motorola pursuant to which the Company agreed to provide certain software and support services to Motorola's international customers for a minimum period of one year in exchange for negotiated annual payments. As of March 31, 1998, such payments from Motorola totaled $3.0 million. Mr. Richard Severns, a Senior Vice President of Motorola, is a director of the Company and was elected as Motorola's representative pursuant to the Stockholders Agreement. Emtek was not affiliated with the Company at the time of the negotiation of the Emtek Acquisition.



STOCK PURCHASES BY AFFILIATES



     Mr. Harvey J. Wilson, President, Chief Executive Officer and Chairman of the Board of the Company, is the managing general partner of Wilfam, a limited partnership whose limited partners are members of Mr. Wilson's immediate family. Mr. Gregory L. Wilson, a general partner, is the investment manager for Wilfam. In December 1995, upon the incorporation of the Company, Wilfam purchased 2,022,700 shares of Common Stock and Mr. Harvey J. Wilson purchased 505,675 shares of Common Stock for a purchase price of $.10 per share. In January 1997, Wilfam purchased 103,588 shares of Series D Convertible Preferred Stock (each convertible into one share of Common Stock) at a purchase price of $12.55 per share of Preferred Stock.



     Affiliates of General Atlantic Partners, LLC purchased (i) in May 1996, an aggregate of $5.0 million of Series A Convertible Participating Preferred Stock of the Company, which were subsequently converted into 1,231,747 shares of Series F Convertible Preferred Stock (each convertible into one share of Common Stock), (ii) in January 1997, 4,423,509 shares of Series D Convertible Preferred Stock (each convertible into one share of Common Stock) for an aggregate of $55.5 million and (iii) in February 1998, an aggregate of 900,000 shares of Series G Convertible Preferred Stock (each convertible into two-thirds of one share of Common Stock) for an aggregate of $9.0 million. Messrs. William Ford and Steven Denning, both of whom are directors of the Company, are Managing Members of General Atlantic Partners, LLC, and were elected as representatives of the affiliates of General Atlantic Partners, LLC pursuant to the terms of the Convertible Preferred Stock.

     Wilfam is a limited partner in certain affiliates of General Atlantic Partners, LLC. As such, Wilfam participated in the May 1996 and February 1998 investments. The Wilfam indirect investments were approximately $12,600 in shares of Series A Convertible Participating Preferred Stock, which were subsequently converted into shares of Series F Convertible Preferred Stock, and $185,000 in Series G Convertible Preferred Stock.



OTHER TRANSACTIONS WITH AFFILIATES



     During the year ended December 31, 1997 and the three months ended March 31, 1998, the Company from time to time chartered an airplane for corporate purposes from an aircraft charter company. The Company paid $336,000 to the charter company during 1997 and $126,000 in the first three months of 1998. The aircraft provided for the Company's use was leased by the charter company from RMSC of West Palm Beach ("RMSC"), a company that is wholly owned by Mr. Harvey
J. Wilson. In connection with these charters, RMSC invoiced the charter company $219,000 in 1997 and $71,000 in 1998. Mr. Wilson has no ownership interest in the charter company. The Company believes that the terms of the charters were at least as favorable to the Company as those that could have been negotiated with unaffiliated third parties.



     During 1997 and the first three months of 1998, the Company paid AIS $1.7 million and $64,000, respectively, for certain transition services provided by AIS related to accounting services, computer processing and other various activities.



     During 1997, the Company paid a total of $348,000 to certain subsidiaries of AIS and ALLTEL Corporation, the parent of AIS, related to the purchase of various goods and services.



     During the three months ended March 31, 1998, the Company paid AIS $2.0 million in scheduled payments under the MSA. In addition, the Company paid AIS $14.0 million in 1998 pursuant to the MSA Buyout.


     See "Description of Capital Stock -- Registration Rights" for a description of registration rights granted to certain significant stockholders by the Company.

     See "Management -- Stockholders' Agreement" for a description of the Stockholders Agreement among the Company and certain of its significant stockholders.

     See "Management -- Employment Agreement" for a description of Mr. Harvey J. Wilson's employment agreement with the Company.

     The Company has adopted a policy that future transactions between the Company and its executive officers, directors and affiliates must (i) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and (ii) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 1, 1998, by (i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the directors of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers as a group and (v) the Selling Stockholder. The information contained in the following table reflects the beneficial ownership of such persons, giving effect to the Preferred Stock Conversion and treating all shares of the Company's Non-Voting Common Stock, which are convertible at any time, subject to certain limitations, into shares of Common Stock, as if they had been so converted. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.



                                                     SHARES                           SHARES TO BE
                                               BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                                              PRIOR TO OFFERING(1)     SHARES     AFTER OFFERING(1)(2)
                                             -----------------------    BEING    -----------------------
         NAME OF BENEFICIAL OWNER              NUMBER     PERCENTAGE   OFFERED     NUMBER     PERCENTAGE
         ------------------------            ----------   ----------   -------   ----------   ----------
General Atlantic Partners, LLC(3)..........   6,255,255      40.7%          --    6,255,255      32.0%
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
Steven A. Denning(3).......................   6,255,255      40.7           --    6,255,255      32.0
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
William E. Ford(3).........................   6,255,255      40.7           --    6,255,255      32.0
  c/o General Atlantic Service Corporation
  Three Pickwick Plaza
  Greenwich, CT 06830
Wilfam Ltd.(4).............................   2,126,288      13.8           --    2,126,288      10.9
  c/o Eclipsys Corporation
  777 East Atlantic Avenue
  Suite 200
  Delray Beach, FL 33483
Alltel Information Services, Inc.(5).......   2,077,497      13.5      500,000    1,577,497       8.1
  4001 Rodney Parham Road
  Little Rock, AR 72212
First Union Corporation(6).................   1,101,424       6.9           --    1,101,424       5.5
  One First Union Center
  Floor 18
  Charlotte, NC 28288
Motorola, Inc..............................   1,000,000       6.5           --    1,000,000       5.1
  1303 East Algonquin Road
  Schaumburg, IL 6019
Partners HealthCare System, Inc. ..........     988,290       6.4           --      988,290       5.1
  Prudential Tower, Suite 1150
  800 Boylston Street
  Boston, MA 02199
BT Investment Partners, Inc.(7)............     601,091       3.8           --      601,091       3.0
  130 Liberty Street
  New York, NY 10006
Harvey J. Wilson(8)........................   2,626,963      17.1           --    2,626,963      13.4
James E. Hall(9)...........................      16,664         *           --       16,664         *
Robert J. Vanaria(10)......................      43,055         *           --       43,055         *
T. Jack Risenhoover, II(11)................       3,942         *           --        3,942         *
G. Fred DiBona.............................      31,666         *           --       31,666         *
Eugene Fife(12)............................      31,666         *           --       31,666         *
Jeffrey H. Fox(13).........................   2,077,497      13.5      500,000    1,577,497       8.1

                                                     SHARES                           SHARES TO BE
                                               BENEFICIALLY OWNED                  BENEFICIALLY OWNED
                                              PRIOR TO OFFERING(1)     SHARES     AFTER OFFERING(1)(2)
                                             -----------------------    BEING    -----------------------
         NAME OF BENEFICIAL OWNER              NUMBER     PERCENTAGE   OFFERED     NUMBER     PERCENTAGE
         ------------------------            ----------   ----------   -------   ----------   ----------
Jay B. Pieper(14)..........................     988,290       6.4%          --      988,290       5.1%
Richard D. Severns(15).....................   1,000,000       6.5           --    1,000,000       5.1
All executive officers and directors as a
  group
(11 persons)...............................  13,074,998      84.9      500,000   12,574,998      64.1


---------------
   * Less than 1%.


 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 1, 1998 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.



 (2) Assumes no exercise of the U.S. Underwriters' over-allotment option.



 (3) Consists of 1,052,661 shares held by General Atlantic Partners 28, L.P. ("GAP 28"), 3,768,830 shares held by General Atlantic Partners 38, L.P. ("GAP 38"), 504,674 shares held by General Atlantic Partners 47, L.P. ("GAP 47") and 929,090 shares held by GAP Coinvestment. The general partner of GAP 28, GAP 38 and GAP 47 is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are the general partners of GAP Coinvestment Partners, L.P. ("GAP Coinvestment"). Messrs. Denning and Ford are both managing members of General Atlantic Partners, LLC. Messrs. Denning and Ford disclaim beneficial ownership of shares owned by GAP 28, GAP 38, GAP 47 and GAP Coinvestment. Certain shares of Series D Convertible Preferred Stock held by GAP 38, which are convertible into 60,236 shares of Common Stock upon the closing of the Offering, are subject to options granted by GAP 38 to AIS, and 10,463 shares of Series D Convertible Preferred Stock held by GAP Coinvestment, which are convertible into 10,463 shares of Common Stock upon the closing of the Offering, are subject to options granted by GAP Coinvestment to AIS. See footnote (5) below.



 (4) Mr. Harvey J. Wilson is the managing general partner of Wilfam and Mr. Gregory L. Wilson, Mr. Harvey Wilson's son, is the investment manager for Wilfam. Mr. Harvey J. Wilson and Mr. Gregory L. Wilson share voting and dispositive control of the shares held by Wilfam.



 (5) In connection with the Alltel Acquisition, affiliates of General Atlantic Partners, LLC and Harvey Wilson agreed to grant to AIS options to purchase 103,602 shares of Series D Convertible Preferred Stock, at an exercise price of $.01 per share and pursuant to option agreements to be entered into after the closing of the Alltel Acquisition. On March 13, 1998, in satisfaction of their earlier agreement (i) GAP 38 granted to AIS an option to purchase 60,236 shares of Series D Convertible Preferred Stock held by GAP 38, (ii) GAP Coinvestment granted to AIS an option to purchase 10,463 shares of Series D Convertible Preferred Stock held by GAP Coinvestment and
     (iii) Wilfam granted to AIS an option to purchase 32,904 shares of Series D Convertible Preferred Stock held by Wilfam. AIS may only exercise these options if either of the holders of the Warrants exercises them to purchase shares of Non-Voting Common Stock, in which case AIS may exercise the options to purchase on an aggregate basis for one share of Series D Convertible Preferred Stock (each convertible into one share of Common Stock upon the closing of the Offering) for each approximately 6.67 shares of Non-Voting Common Stock issued pursuant to the Warrants. Following the Offering, the options will be exercisable in the aggregate for one share of Common Stock for every approximately 6.67 shares of Non-Voting Common Stock issued upon exercise of the Warrants. To the extent that AIS exercises the options, the option shares will be transferred to AIS by GAP 38, GAP Coinvestment and Wilfam on a pro rata basis. See "Description of Capital Stock -- Warrants."



 (6) Includes 503,803 shares of Non-Voting Common Stock issuable upon the exercise of a warrant, all of which Non-Voting Common Stock is convertible into Common Stock on a one-for-one basis. If the Offering is not closed by June 30, 1998, the number of shares of Non-Voting Common Stock issuable upon exercise of the warrant will be 601,771. See "Description of Capital Stock -- Warrants."



 (7) Includes 302,281 shares of Non-Voting Common Stock issuable upon the exercise of a warrant, all of which Non-Voting Common Stock is convertible into Common Stock on a one-for-one basis. If the Offering is not closed by June 30, 1998, the number of shares of Non-Voting Common Stock issuable upon exercise of the warrant will be 361,062. See "Description of Capital Stock -- Warrants."



 (8) Includes 2,126,288 shares held by Wilfam, Ltd. for which Mr. Wilson is the managing general partner. Certain shares of Series D Convertible Preferred Stock held by Wilfam, which are convertible into 32,903 shares of Common Stock upon the closing of the Offering, are subject to options granted by Wilfam to AIS. See footnote (5) above.



 (9) Consists of 16,664 shares issuable upon exercise of stock options which are exercisable within 60 days of June 1, 1998.



(10) Includes 9,722 shares issuable upon exercise of stock options which are exercisable within 60 days of June 1, 1998.



(11) Consists of 3,942 shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 1998.



(12) Consists of 16,666 shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 1998.



(13) These shares are held by AIS. Mr. Fox is President of AIS. Mr. Fox disclaims beneficial ownership of these shares.



(14) These shares are held by Partners. Mr. Pieper is a Vice President of Partners. Mr. Pieper disclaims beneficial ownership of these shares.



(15) These shares are held by Motorola. Mr. Severns is a Senior Vice President of Motorola. Mr. Severns disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK


     After the filing of the Company's Third Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") upon the closing of the Offering, the authorized capital stock of the Company will consist of 200,000,000 shares of Common Stock, 5,000,000 shares of Non-Voting Common Stock and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of June 1, 1998 (after giving effect to the Preferred Stock Redemption and the Preferred Stock Conversion to be effected concurrently with the closing of the Offering), there were outstanding (i) 14,464,806 shares of Common Stock held by 51 stockholders of record, (ii) 896,431 shares of Non-Voting Common Stock held by two stockholders of record and (iii) no shares of Preferred Stock. Shares of Non-Voting Common Stock may generally be converted at any time into shares of Common Stock on a one-for-one basis, except as described below.


     The following summary of certain provisions of the Common Stock, Non-Voting Common Stock, Preferred Stock, Warrants, Restated Certificate of Incorporation and Amended and Restated By-laws (the "By-laws") is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Restated Certificate of Incorporation and By-laws and the Warrants included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK AND NON-VOTING COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Non-Voting Common Stock do not have voting rights other than as provided by statute. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock and Non-Voting Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock and Non-Voting Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock and Non-Voting Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock and Non-Voting Common Stock are, and the shares of Common Stock offered by the Company in this Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock and Non-Voting Common Stock have the right to require the Company to effect the registration of their shares of Common Stock, or the Common Stock into which the Non-Voting Common Stock is convertible, as the case may be, in certain circumstances. See "-- Registration Rights."

     Shares of Non-Voting Common Stock may be converted, at the holder's option, into shares of Common Stock at the rate of one share of Common Stock for each share of Non-Voting Common Stock surrendered for conversion, subject to certain adjustments. The holder can elect to convert all or any part of its Non-Voting Common Stock at any time, except that, if the holder is subject to certain federal banking regulations, the holder may only convert in connection with specified sales of the Common Stock to be issued upon the conversion.

PREFERRED STOCK

     Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 5,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS


     In January 1997, the Company issued two warrants (the "Warrants"), each exercisable at a purchase price of $.01 per share, to purchase up to 1,124,822 and up to 674,893 shares of Non-Voting Common Stock, respectively, to First Union Corporation and BT Investment Partners, Inc. The number of shares purchasable pursuant to each Warrant is subject to adjustment based on the timing of the redemption of the Series B Redeemable Preferred Stock, which will occur upon the closing of the Offering. If the Offering is closed on or prior to June 30, 1998, the Warrants will be exercisable for an aggregate of 806,084 shares. If the Offering is closed after June 30, 1998 and on or before December 31, 1998, the Warrants will be exercisable for an aggregate of 962,833 shares. In lieu of payment of the exercise price, each warrantholder may elect to convert its Warrant, in whole or in part, into shares of Non-Voting Common Stock having a value equal to the value of the shares issuable at the time of the conversion less the aggregate exercise price for such shares under the Warrant. Both Warrants expire on the earlier of the third anniversary of the effective date of the registration statement for the Offering or January 2007.


REGISTRATION RIGHTS


     Pursuant to a Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") dated January 28, 1998 among the Company and certain of its stockholders (the "Rightsholders"), such Rightsholders will be entitled, commencing six months after the effective date of the Offering, to certain rights with respect to the registration under the Securities Act of a total of approximately 16,790,233 shares of Common Stock (the "Registrable Shares"), including shares issuable upon exercise of the Warrants. In general, the Registration Rights Agreement provides the Rightsholders with demand and incidental registration rights beginning no earlier than six months after the Company has completed an initial public offering.



     Certain of the Rightsholders, holding approximately 16,089,691 Registrable Shares, may require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares if such registration would result in an offering with net proceeds to the requesting Rightsholder or Rightsholders of at least $5.0 million. In addition, one of the Rightsholders may compel registration for a smaller amount if the offering is to include all the shares of Company stock then owned by such Rightsholder, none of which are then available for sale pursuant to Rule 144 under the Securities Act. Two of the Rightsholders may each require the Company to prepare and file two registration statements. Each of five other Rightsholders are entitled to one such registration request. The Company is not required to file a demand registration statement for six months after the effective date of this Offering or within three months after the effective date of any other registration statement, subject to certain restrictions.


     Following the Offering, if the Company proposes to register any of its securities under the Securities Act, the Rightsholders will be entitled to include Registrable Shares in such offering, subject to the right of the managing underwriter of any underwritten offering to limit for marketing reasons the number of shares of Registrable Shares included in the offering. See "Shares Eligible for Future Sale."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management -- Executive Officers, Directors and Key Employees." In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of capital stock of the Company entitled to vote. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors. Under the Company's By-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying, until the next stockholders meeting, stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote, to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty, or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this Offering, there has been no public market for the securities of the Company. Upon completion of the Offering, based upon the number of shares outstanding at June 1, 1998, there will be 19,561,237 shares of Common Stock of the Company outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option or outstanding warrants or options of the Company). Of these shares, the 4,700,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.



     The remaining 14,861,237 shares of Common Stock are deemed "restricted securities" under Rule 144. Of the restricted securities, approximately 16,666 shares of Common Stock, which are not subject to the 180-day lock-up agreements (the "Lock-up Agreements") with the Representatives of the Underwriters, will be eligible for immediate sale in the public market pursuant to Rule 144(k) under the Securities Act. Approximately 11,191,293 additional shares of Common Stock, which are not subject to Lock-up Agreements, will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. Upon expiration of the Lock-up Agreements 180 days after the date of this Prospectus, approximately 2,053,279 additional shares of Common Stock will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.



     The Company and certain stockholders, who will hold approximately 2,053,279 shares of Common Stock in the aggregate immediately following the closing of the Offering, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than any such transaction between any such stockholder and any affiliate thereof so long as, on or before the date of such transaction, such affiliate has also agreed to be bound by the restrictions set forth in this paragraph) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. As part of the Alltel Renegotiation, AIS has agreed that, for a period of 360 days from the effective date of the Offering, it will not effect any public sale or distribution of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock. See "Certain Transactions." The restrictions described in this paragraph do not apply to the sale of Shares to the Underwriters by the Selling Stockholder.



     In accordance with the terms of the Stockholders Agreement, Motorola may not sell or transfer any shares of the Company's capital stock owned by it until January 28, 2000, except that Motorola may sell or transfer its shares pursuant to incidental registration rights granted under the Registration Rights Agreement beginning on October 28, 1999. As of June 1, 1998, Motorola held 1,000,000 shares of Common Stock.



     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company, or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 195,612 shares immediately after the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

     Securities issued in reliance on Rule 701 (such as shares of Common Stock acquired pursuant to the exercise of certain options granted under the Company's stock plans) are also restricted securities and, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, may be sold by stockholders other than Affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

     The Company intends to file registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the 1996 Stock Plan, the Incentive Plan and the Purchase Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the lock-up agreements noted above, if applicable.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.


     Pursuant to the Registration Rights Agreement, certain holders of the Company's stock, holding an aggregate of 16,790,233 shares including shares issuable on exercise of the Warrants, will have the ability to require the Company to register their shares of Common Stock, subject to certain restrictions. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, BancAmerica Robertson Stephens, Lehman Brothers Inc. and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, BA Robertson Stephens International Limited, Lehman Brothers International (Europe), and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Company and the Selling Stockholder have agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                NUMBER OF
                            NAME                                 SHARES
                            ----                                ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated ........................
  BancAmerica Robertson Stephens............................
  Lehman Brothers Inc. .....................................
  Smith Barney Inc. ........................................

                                                                ---------
     Subtotal...............................................    3,760,000
                                                                ---------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  BA Robertson Stephens International Limited...............
  Lehman Brothers International (Europe)....................
  Smith Barney Inc. ........................................

                                                                ---------
     Subtotal...............................................      940,000
                                                                ---------
          Total.............................................    4,700,000
                                                                =========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United

States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in U.S. dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from, or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares, a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $     a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $     a
share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


     Pursuant to the Underwriting Agreement, the Company and the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 705,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.



     Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "ECLP."



     The Company and certain stockholders, who will hold approximately 2,053,279 shares of Common Stock in the aggregate immediately following the closing of the Offering, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than any such transaction between any such stockholder and any affiliate thereof so long as, on or before the date of such transaction, such affiliate has also agreed to be bound by the restrictions set forth in this paragraph) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. As part of the Alltel Renegotiation, the Selling Stockholder has agreed that, for a period of 360 days from the effective date of the Offering, it will not effect any public sale or distribution of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, subject to certain conditions. See "Shares Eligible for Future Sale." The restrictions described in this paragraph do not apply to the sale of Shares to the Underwriters by the Selling Stockholder.



     At the request of the Company, the Underwriters have reserved up to 235,000 shares of Common Stock offered hereby for sale to directors, officers, employees, business associates and related persons of the Company at the initial public offering price. The number of shares available in the Offering will be reduced to the extent any such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares of Common Stock offered hereby.


     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of the industry in general, the general condition of the equity securities markets and the market prices of similar securities of companies considered comparable to the Company. There can be no assurance that a regular trading market for the shares of Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is offered by the Underwriters in the Offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Washington, D.C., and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements of Eclipsys Corporation as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of ALLTEL Healthcare Information Services, Inc. as of January 23, 1997, December 31, 1996 and 1995 and for the period from January 1, 1997 through January 23, 1997 and each of the two years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of SDK Healthcare Information Systems as of April 30, 1997 and 1996 and for each of the years in the two-year period ended April 30, 1997 included in this registration statement have been examined by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements have been included in the registration statement in reliance upon the reports with respect thereto of KPMG Peat Marwick LLP, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Eclipsys Corporation:
  Report of Independent Accountants.........................   F-2
     Consolidated Balance Sheets as of December 31, 1996 and
      1997, and March 31, 1998 (unaudited)..................   F-3
     Consolidated Statements of Operations for the years
      ended December 31, 1996 and 1997 and the three months
      ended March 31, 1997 and 1998 (unaudited).............   F-4
     Consolidated Statements of Stockholders' Equity
      (Deficit) for the years ended December 31, 1996 and
      1997 and the three months ended March 31, 1998
      (unaudited)...........................................   F-5
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1996 and 1997 and the three months
      ended March 31, 1997 and 1998 (unaudited).............   F-6
     Notes to Consolidated Financial Statements.............   F-7
ALLTEL Healthcare Information Services, Inc.:
     Report of Independent Accountants......................  F-24
     Consolidated Balance Sheets as of December 31, 1995 and
      1996..................................................  F-25
     Consolidated Statements of Operations for the years
      ended December 31, 1995 and
       1996 and the period from January 1, 1997 through
      January 23, 1997......................................  F-26
     Consolidated Statements of Shareholder's Deficit for
      the years ended December 31,
       1995 and 1996 and the period from January 1, 1997
      through January 23, 1997..............................  F-27
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1995 and
       1996 and the period from January 1, 1997 through
      January 23, 1997......................................  F-28
     Notes to Consolidated Financial Statements.............  F-29
SDK Healthcare Information Systems:
     Independent Auditors' Report...........................  F-36
     Balance Sheets as of April 30, 1997 and 1996...........  F-37
     Statements of Operations and Retained Earnings for the
      years ended April 30, 1997 and 1996...................  F-38
     Statements of Cash Flows for the years ended April 30,
      1997 and 1996.........................................  F-39
     Notes to Financial Statements..........................  F-40

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Eclipsys Corporation


     The reverse stock split described in Note 13 to the consolidated financial statements has not been consummated at June 3, 1998. When it has been consummated, we will be in a position to furnish the following report:



     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Eclipsys Corporation and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                                            PRICE WATERHOUSE LLP

Atlanta, Georgia
April 20, 1998

                              ECLIPSYS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 DECEMBER 31,          MARCH 31, 1998
                                                              -------------------   ---------------------
                                                               1996       1997       ACTUAL     PRO FORMA
                                                              -------   ---------   ---------   ---------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,589   $   4,786   $   5,854   $   5,854
  Accounts receivable, net of allowance for doubtful
    accounts of $0, $1,739, $1,815 and $1,815...............      190      30,969      33,077      33,077
  Inventory.................................................       --         866         666         666
  Other current assets......................................       59       1,114       8,299       8,299
                                                              -------   ---------   ---------   ---------
    Total current assets....................................    4,838      37,735      47,896      47,896
Property and equipment, net.................................      322       9,517      11,975      11,975
Capitalized software development costs......................       --       1,591       2,487       2,487
Acquired technology, net....................................       --      23,739      22,660      22,660
Intangible assets, net......................................       --      26,177      17,462      17,462
Other assets................................................      580       3,832       3,946       3,946
                                                              -------   ---------   ---------   ---------
    Total assets............................................  $ 5,740   $ 102,591   $ 106,426   $ 106,426
                                                              =======   =========   =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $    --   $  12,794   $   3,794   $   3,794
  Deferred revenue..........................................       --      25,295      30,418      30,418
  Other current liabilities.................................      882      31,150      33,243      33,243
                                                              -------   ---------   ---------   ---------
    Total current liabilities...............................      882      69,239      67,455      67,455
Deferred revenue............................................                6,966       9,666       9,666
Other long-term liabilities.................................       57       9,480       3,772       3,772
Long-term debt..............................................       --       3,794      12,794      12,794
                                                              -------   ---------   ---------   ---------
    Total liabilities.......................................      939      89,479      93,687      93,687
                                                              -------   ---------   ---------   ---------
Mandatorily redeemable preferred stock (Note 5).............       --      35,607      29,178      29,178
                                                              -------   ---------   ---------   ---------
Commitments and contingencies (Note 11)
Shareholders' equity (deficit)
  Preferred stock:
    Series A, $.01 par value, 1,000,000 shares authorized;
      issued and outstanding 1,000,000, $6 per share
      liquidation preference................................       10          --          --          --
    Series D, $.01 par value, 7,200,000 shares authorized;
      issued and outstanding 7,058,786, $12.55 per share
      liquidation preference................................       --          71          71          --
    Series E, $.01 par value, 920,000 shares authorized;
      issued and outstanding 896,431, $12.55 per share
      liquidation preference................................       --           9           9          --
    Series F, $.01 par value, 1,530,000 shares authorized;
      issued and outstanding 1,478,097, $6 per share
      liquidation preference................................       --          15          15          --
    Series G, $.01 par value, 900,000 shares authorized;
      issued and outstanding 0 and 900,000, $9 per share
      liquidation preference................................       --          --           9          --
  Common stock:
    Voting, $.01 par value, 30,000,000 and 50,000,000
      authorized; issued and outstanding 3,626,662,
      4,198,730, 5,289,098 and 14,425,980...................       36          42          53         144
    Non-Voting, $.01 par value, 3,000,000 shares authorized;
      issued and outstanding 0, 0, 0 and 896,431............       --          --          --           9
  Additional paid-in capital................................    6,492     114,295     131,406     131,410
  Unearned compensation.....................................     (266)       (250)       (232)       (232)
  Accumulated deficit.......................................   (1,471)   (136,705)   (147,809)   (147,809)
  Accumulated other comprehensive income....................       --          28          39          39
                                                              -------   ---------   ---------   ---------
    Total shareholders' equity (deficit)....................    4,801     (22,495)    (16,439)    (16,439)
                                                              -------   ---------   ---------   ---------
    Total liabilities and shareholders' equity (deficit)....  $ 5,740   $ 102,591   $ 106,426   $ 106,426
                                                              =======   =========   =========   =========


  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                        YEAR ENDED          THREE MONTHS ENDED
                                                       DECEMBER 31,              MARCH 31,
                                                   ---------------------   ---------------------
                                                     1996        1997        1997        1998
                                                   ---------   ---------   ---------   ---------
                                                                                (UNAUDITED)
Revenues:
  Systems and services...........................  $      --   $  89,722   $  17,023   $  27,005
  Hardware.......................................         --       4,355         622       2,290
                                                   ---------   ---------   ---------   ---------
     Total revenues..............................         --      94,077      17,645      29,295
                                                   ---------   ---------   ---------   ---------
Costs and expenses:
  Cost of systems and services revenues..........         --      75,334      16,546      16,493
  Cost of hardware revenues......................         --       2,953         502       1,977
  Marketing and sales............................        770      13,662       3,128       4,211
  Research and development.......................        222      15,714       4,698       6,112
  General and administrative.....................        603       5,672         784       1,616
  Depreciation and amortization..................         32       9,134       2,183       2,512
  Write-off of in-process research and
     development (Note 6)........................         --     105,688      98,700          --
  Write-off of MSA...............................         --          --          --       7,193
                                                   ---------   ---------   ---------   ---------
     Total costs and expenses....................      1,627     228,157     126,541      40,114
                                                   ---------   ---------   ---------   ---------
Loss from operations.............................     (1,627)   (134,080)   (108,896)    (10,819)
Interest expense (income), net...................       (156)      1,154         111         285
                                                   ---------   ---------   ---------   ---------
Net loss.........................................     (1,471)   (135,234)   (109,007)    (11,104)
Dividends and accretion on mandatorily redeemable
  preferred stock................................         --      (5,850)     (1,020)     (1,335)
Preferred stock conversion.......................         --      (3,105)     (3,105)         --
                                                   ---------   ---------   ---------   ---------
Net loss available to common shareholders........  $  (1,471)  $(144,189)   (113,132)    (12,439)
                                                   =========   =========   =========   =========
Basic and diluted net loss per common share......  $   (0.49)  $  (40.91)  $  (34.75)  $   (2.72)
                                                   =========   =========   =========   =========
Weighted average common shares outstanding.......  3,022,660   3,524,313   3,256,053   4,573,455
                                                   =========   =========   =========   =========


  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            PREFERRED STOCK
                                                                      -----------------------------------------------------------
                                                    COMMON STOCK           SERIES A              SERIES D            SERIES E
                                                 ------------------   -------------------   ------------------   ----------------
                                                  SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT   SHARES    AMOUNT
                                                 ---------   ------   ----------   ------   ---------   ------   -------   ------
 Capital contribution at December 22, 1995
   (inception date)............................    520,000    $ 5
                                                 ---------    ---     ----------    ----    ---------    ---     -------     --
Balance at December 31, 1995...................    520,000      5
 Capital contribution..........................  2,008,373     20
 Stock grants..................................    109,999      1
 Issuance of Series A Preferred stock..........                        1,000,000    $ 10
 Issuance of common stock......................    988,290     10
 Issuance of stock options.....................
 Compensation expense recognized...............
 Net loss......................................
                                                 ---------    ---     ----------    ----    ---------    ---     -------     --
Balance at December 31, 1996...................  3,626,662     36      1,000,000      10
 Issuance of Series D Preferred stock..........                                             4,981,289    $50
 Acquisition of Alltel.........................                                             2,077,497     21
 Issuance of Series E Preferred stock..........                                                                  896,431     $9
 Issuance of common stock warrants.............
 Exchange of Series A for Series F.............                       (1,000,000)    (10)
 Acquisition of SDK............................    499,997      5
 Stock option exercises........................     57,071      1
 Stock grants..................................     15,000
 Dividends and accretion on mandatorily
   redeemable preferred stock..................
 Issuance of stock options.....................
 Compensation expense recognized...............
 Comprehensive income:
   Net loss....................................
   Foreign currency translation adjustment.....
   Other comprehensive income..................
 Comprehensive Income..........................
                                                 ---------    ---     ----------    ----    ---------    ---     -------     --
Balance at December 31, 1997...................  4,198,730     42             --      --    7,058,786     71     896,431      9
                                                 ---------    ---     ----------    ----    ---------    ---     -------     --
 EMTEK acquisition.............................  1,000,000     10
 Issuance of Series G Preferred Stock..........
 Stock option exercises........................     90,368      1
 Dividends and accretion on mandatorily
   redeemable preferred stock..................
 Compensation expense recognized...............
 Comprehensive income:
   Net loss....................................
   Foreign currency translation adjustment.....
   Other comprehensive income..................
 Comprehensive Income..........................
                                                 ---------    ---     ----------    ----    ---------    ---     -------     --
 Balance at March 31, 1998 (unaudited).........  5,289,098    $53             --    $ --    7,058,786    $71     896,431     $9
                                                 =========    ===     ==========    ====    =========    ===     =======     ==

                                                            PREFERRED STOCK
                                                 -------------------------------------
                                                      SERIES F            SERIES G       ADDITIONAL
                                                 ------------------   ----------------    PAID-IN       UNEARNED     ACCUMULATED
                                                  SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL     COMPENSATION     DEFICIT
                                                 ---------   ------   -------   ------   ----------   ------------   -----------
 Capital contribution at December 22, 1995
   (inception date)............................                                           $     45
                                                 ---------    ---     -------     --      --------       -----        ---------
Balance at December 31, 1995...................                                                 45
 Capital contribution..........................                                                178
 Stock grants..................................
 Issuance of Series A Preferred stock..........                                              5,991
 Issuance of common stock......................                                                (10)                          --
 Issuance of stock options.....................                                                288       $(288)
 Compensation expense recognized...............                                                             22
 Net loss......................................                                                                       $  (1,471)
                                                 ---------    ---     -------     --      --------       -----        ---------
Balance at December 31, 1996...................                                              6,492        (266)          (1,471)
 Issuance of Series D Preferred stock..........                                             62,464
 Acquisition of Alltel.........................                                             26,051
 Issuance of Series E Preferred stock..........                                             11,241
 Issuance of common stock warrants.............                                             10,501
 Exchange of Series A for Series F.............  1,478,097    $15                               (5)
 Acquisition of SDK............................                                              3,243
 Stock option exercises........................                                                  6
 Stock grants..................................                                                 97
 Dividends and accretion on mandatorily
   redeemable preferred stock..................                                             (5,850)
 Issuance of stock options.....................                                                 55         (55)
 Compensation expense recognized...............                                                             71
 Comprehensive income:
   Net loss....................................                                                                        (135,234)
   Foreign currency translation adjustment.....
   Other comprehensive income..................
 Comprehensive Income..........................
                                                 ---------    ---     -------     --      --------       -----        ---------
Balance at December 31, 1997...................  1,478,097     15                          114,295        (250)        (136,705)
                                                 ---------    ---     -------     --      --------       -----        ---------
 EMTEK acquisition.............................                                              9,050
 Issuance of Series G Preferred Stock..........                       900,000     $9         8,991
 Stock option exercises........................                                                405
 Dividends and accretion on mandatorily
   redeemable preferred stock..................                                             (1,335)
 Compensation expense recognized...............                                                             18
 Comprehensive income:
   Net loss....................................                                                                         (11,104)
   Foreign currency translation adjustment.....
   Other comprehensive income..................
 Comprehensive Income..........................
                                                 ---------    ---     -------     --      --------       -----        ---------
 Balance at March 31, 1998 (unaudited).........  1,478,097    $15     900,000     $9      $131,406       $(232)       $(147,809)
                                                 =========    ===     =======     ==      ========       =====        =========


                                                                  ACCUMULATED
                                                                     OTHER
                                                 COMPREHENSIVE   COMPREHENSIVE
                                                    INCOME          INCOME        TOTAL
                                                 -------------   -------------   --------
 Capital contribution at December 22, 1995
   (inception date)............................                                  $     50
                                                                   ---------     --------
Balance at December 31, 1995...................                                        50
 Capital contribution..........................                                       198
 Stock grants..................................                                         1
 Issuance of Series A Preferred stock..........                                     6,001
 Issuance of common stock......................
 Issuance of stock options.....................                                        --
 Compensation expense recognized...............                                        22
 Net loss......................................                                    (1,471)
                                                                   ---------     --------
Balance at December 31, 1996...................                                     4,801
 Issuance of Series D Preferred stock..........                                    62,514
 Acquisition of Alltel.........................                                    26,072
 Issuance of Series E Preferred stock..........                                    11,250
 Issuance of common stock warrants.............                                    10,501
 Exchange of Series A for Series F.............                                        --
 Acquisition of SDK............................                                     3,248
 Stock option exercises........................                                         7
 Stock grants..................................                                        97
 Dividends and accretion on mandatorily
   redeemable preferred stock..................                                    (5,850)
 Issuance of stock options.....................                                        --
 Compensation expense recognized...............                                        71
 Comprehensive income:
   Net loss....................................    (135,234)                     (135,234)
   Foreign currency translation adjustment.....          28               28           28
                                                   --------
   Other comprehensive income..................          28
                                                   --------
 Comprehensive Income..........................    (135,206)
                                                   --------        ---------     --------
Balance at December 31, 1997...................                           28      (22,495)
                                                                   ---------     --------
 EMTEK acquisition.............................                                     9,060
 Issuance of Series G Preferred Stock..........                                     9,000
 Stock option exercises........................                                       406
 Dividends and accretion on mandatorily
   redeemable preferred stock..................                                    (1,335)
 Compensation expense recognized...............                                        18
 Comprehensive income:
   Net loss....................................     (11,104)                      (11,104)
   Foreign currency translation adjustment.....          11               11           11
                                                   --------
   Other comprehensive income..................          11
                                                   --------
 Comprehensive Income..........................     (11,093)
                                                   --------        ---------     --------
 Balance at March 31, 1998 (unaudited).........                    $      39     $(16,439)
                                                                   =========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                         YEAR ENDED         THREE MONTHS ENDED
                                                        DECEMBER 31,            MARCH 31,
                                                     -------------------   --------------------
                                                      1996       1997        1997        1998
                                                     -------   ---------   ---------   --------
                                                                               (UNAUDITED)
Operating activities:
  Net loss.........................................  $(1,471)  $(135,234)  $(109,007)  $(11,104)
                                                     -------   ---------   ---------   --------
  Adjustments to reconcile net loss to net cash
     provided (used) by operating activities:
     Depreciation and amortization.................       32      29,297       5,790      6,491
     Provision for bad debts.......................       --         600         150        225
     Loss on disposal of property and equipment....       --         557         570         --
     Write off of in-process research and
       development.................................       --     105,688      98,700         --
     Write-off of MSA intangible asset.............       --          --          --      7,193
     Stock compensation expense....................       22         168          18         18
     Changes in operating assets and liabilities,
       net of acquisitions:
       Accounts receivable.........................     (190)       (816)      2,869      2,449
       Inventory...................................       --         655         256        200
       Other current assets........................      (59)       (276)        176      2,665
       Other assets................................      (34)        (71)        371       (114)
       Deferred revenue............................       --      (2,044)     (2,815)     2,774
       Other current liabilities...................      882       2,196       1,372       (595)
       Other long-term liabilities.................       57         348       2,407         (9)
                                                     -------   ---------   ---------   --------
          Total adjustments........................      710     136,302     109,864     21,297
                                                     -------   ---------   ---------   --------
     Net cash provided (used) by operating
       activities..................................     (761)      1,068         857     10,193
                                                     -------   ---------   ---------   --------
Investing activities:
  Purchase of property and equipment, net of
     acquisitions..................................     (354)     (3,096)       (579)    (1,646)
  Capitalized software development costs...........       --      (1,591)         --       (896)
  Acquisitions, net of cash acquired...............       --    (108,983)   (106,822)        --
  Changes in other assets..........................     (546)         --          --    (16,000)
                                                     -------   ---------   ---------   --------
     Net cash used in investing activities.........     (900)   (113,670)   (107,401)   (18,542)
                                                     -------   ---------   ---------   --------
Financing activities:
  Borrowings.......................................       --      10,000      10,000      9,000
  Payments on borrowings...........................       --      (1,000)         --     (9,000)
  Sale of common stock.............................      199           7          --        406
  Sale of convertible preferred stock..............    6,001      73,764      73,764      9,000
  Sale of mandatorily redeemable preferred stock...       --      30,000      30,000         --
                                                     -------   ---------   ---------   --------
     Net cash provided by financing activities.....    6,200     112,771     113,764      9,406
                                                     -------   ---------   ---------   --------
Effect of exchange rate changes on cash and cash
  equivalents......................................       --          28           5         11
                                                     -------   ---------   ---------   --------
     Net increase in cash and cash equivalents.....    4,539         197       7,225      1,068
Cash and cash equivalents, beginning of year.......       50       4,589       4,589      4,786
                                                     -------   ---------   ---------   --------
Cash and cash equivalents, end of year.............  $ 4,589   $   4,786   $  11,814   $  5,854
                                                     =======   =========   =========   ========
Cash paid for interest.............................  $    --   $     978   $      --   $    741
                                                     =======   =========   =========   ========
Cash paid for income taxes.........................  $    --   $      --   $      --   $     --
                                                     =======   =========   =========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)


1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     Eclipsys Corporation ("Eclipsys") and its subsidiaries (collectively, the "Company") is a healthcare information technology solutions provider which was formed in December 1995 and commenced operations in January 1996. The Company provides, on an integrated basis, enterprise-wide, clinical patient care and financial software solutions to healthcare organizations. Additionally, Eclipsys provides other information technology solutions including outsourcing, remote processing, networking technologies and other related services.

     Subsequent to December 31, 1996, the Company made the following acquisitions (Note 6):

        Effective January 24, 1997, ALLTEL Healthcare Information Services, Inc. ("Alltel"), a wholly-owned subsidiary of ALLTEL Information Services, Inc. ("AIS")

        Effective June 26, 1997, SDK Healthcare Information Systems ("SDK")

     These acquisitions have been accounted for as purchases and accordingly the accompanying financial statements reflect the results of operations of these businesses from the date acquired.

     Effective January 30, 1998, the Company acquired the net assets of the North American operations of the Emtek Healthcare Division of Motorola, Inc. ("Emtek").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Eclipsys and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PRESENTATION

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.


     The unaudited pro forma balance sheet as of March 31, 1998 gives effect to the conversion of the Company's Series D, E, F and G Convertible Preferred Stock as if such conversion occurred as of March 31, 1998. Such preferred stock is automatically convertible upon an initial public offering ("IPO") of the Company's Common Stock (Notes 5 and 13).


CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     The Company's products are sold to customers based on long-term contractual agreements. Revenues are derived from the licensing of computer software, software and hardware maintenance, remote processing and outsourcing, training, implementation assistance, consulting, and the sale of computer hardware.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SYSTEMS AND SERVICES


     For contracts in which the Company is required to make significant production, modification, or customization changes, revenues from software license fees are recognized using the percentage-of-completion method over the implementation period of the contracts based on implementation hours incurred. Other software license fees are generally recognized on a straight-line basis over the term of the licensing and maintenance agreements, which range from five to seven years. Remote processing and outsourcing services are marketed under long-term agreements generally over periods from five to seven years and revenues are recognized monthly as the work is performed. Software maintenance fees are marketed under annual and multi-year agreements and are recognized ratably over the term of the agreements. Implementation revenues are recognized as the services are performed or on a percentage-of-completion basis for fixed fee arrangements. Hardware maintenance revenues are billed and recognized monthly over the term of agreements. Revenues related to other support services, such as training, consulting, and implementation, are recognized when the services are performed.


     The Company warrants its products will perform in accordance with specifications as outlined in the respective customer contracts. In the event of any warranty issues, the Company adjusts revenue at the time the warranty issue is identified. Historically, warranty costs have been minimal.



     The Company accrues for product returns based on actual experience. Historically, product return costs have been minimal.


     HARDWARE SALES

     Hardware sales are recognized upon shipment of the product to the customer.

UNBILLED ACCOUNTS RECEIVABLE


     Unbilled accounts receivable represent amounts owed to the Company under noncancelable agreements for software license fees with extended payment terms and computer hardware purchases which have been financed over extended payment terms. The current portion of unbilled accounts receivable of $3.9 million as of December 31, 1997 is included in accounts receivable in the accompanying financial statements. The non-current portion of unbilled accounts receivable of $1.8 million as of December 31, 1997 is included in other assets in the accompanying financial statements.


     Additionally, included in unbilled accounts receivable are costs and earnings in excess of billings related to certain software license fee arrangements which are being recognized on a percentage-of-completion basis. These amounts totaled approximately $1.0 million as of December 31, 1997.

INVENTORY

     Inventory consists of computer parts and peripherals and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to ten years. Computer equipment is depreciated over two to five years. Office equipment is depreciated over two to ten years. Purchased software for internal use is amortized over three to five years. Leasehold improvements are amortized over the shorter

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the useful lives of the assets or the remaining term of the lease. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Expenditures for repairs and maintenance not considered to substantially lengthen the property and equipment lives are charged to expense as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes a portion of its internal computer software development costs incurred. Salaries, benefits, and other directly related costs incurred in connection with programming and testing software products are capitalized subsequent to establishing technological feasibility. Capitalization ceases when the products are generally released for sale to customers. Management monitors the net realizable value of all capitalized software development costs to ensure that the investment will be recovered through margins from future sales. These costs are amortized over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or the straight line method over three to five years. Capitalized costs related to software development were approximately $1.6 million for the year ended December 31, 1997.

ACQUIRED TECHNOLOGY AND INTANGIBLE ASSETS

     The intangible assets arose from the Company's acquisitions (Note 6) and consist of the following as of December 31, 1997 (in thousands):

                                                       ACCUMULATED    NET BOOK      USEFUL
                                              GROSS    AMORTIZATION    VALUE         LIFE
                                             -------   ------------   --------   ------------
Acquired Technology........................  $41,705     $17,966      $23,739     3 - 5 Years
Ongoing customer relationships.............    7,700       1,412        6,288         5 Years
Management and services agreement..........    9,543       2,197        7,346         4 Years
Goodwill...................................   14,009       1,466       12,543    5 - 12 Years
                                             -------     -------      -------
                                             $72,957     $23,041      $49,916
                                             =======     =======      =======

     The carrying value of the excess of cost over fair value of net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. This review indicates if the assets will not be recoverable as determined based on future expected cash flows. Based on its review, the Company does not believe that an impairment of its excess of cost over fair value of net assets acquired has occurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities, approximate fair value. The recorded amount of long-term debt approximates fair value as the debt bears interest at a floating market rate.

INCOME TAXES

     The Company accounts for income taxes utilizing the liability method, and deferred income taxes are determined based on the estimated future tax effects of differences between the financial reporting and income tax basis of assets and liabilities and tax carryforwards given the provisions of the enacted tax laws.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

     The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

BASIC AND DILUTED NET LOSS PER SHARE


     For all periods presented, basic net loss per common share is presented in accordance with FAS 128, "Earnings per Share", which provides for new accounting principles used in the calculation of earnings per share and was effective for financial statements for both interim and annual periods ended after December 15, 1997. Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during the period. Stock options to acquire 657,500 and 1,831,652 shares of common stock in 1996 and 1997, respectively, warrants to acquire up to 1,799,715 shares of common stock in 1997, and convertible preferred stock (convertible into 1,000,000 and 9,433,314 shares of common stock in 1996 and 1997, respectively) were the only securities issued which would have been included in the diluted earnings per share calculation had they not been antidilutive due to the net loss reported by the Company. The Company has excluded 370,609 contingently returnable shares of common stock from basic and diluted earnings per share computations (Notes 4 and 5).


CONCENTRATION OF CREDIT RISK

     The Company's customers operate primarily in the healthcare industry. The Company sells its products and services under contracts with varying terms. The accounts receivable amounts are unsecured. Management believes the allowance for doubtful accounts is sufficient to cover credit losses.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated at the foreign exchange rate in effect at the balance sheet date, while revenue and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in determining net income or loss but are accumulated and reported as a separate component of shareholders' equity (deficit). The Company has not entered into any hedging contracts during the two year period ended December 31, 1997.


COMPREHENSIVE INCOME



     Effective January 1, 1998, the Company implemented Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." This standard requires that the total changes in equity resulting from revenue, expenses, and gains and losses, including those which do not affect the accumulated deficit, be reported. Accordingly, those amounts which are comprised solely of foreign currency translation adjustments, are included in other comprehensive income in the consolidated statement of shareholders' equity (deficit).

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

UNAUDITED INFORMATION



     The interim financial information as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.


NEW ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board issued FAS 131, "Disclosure about Segments of an Enterprise and Related Information". In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition". All these statements are effective for fiscal years beginning after December 15, 1997, and are not expected to have a material impact on the Company's financial statements. Effective January 1, 1998, the Company adopted S0P 97-2.


3. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1996    1997
                                                              ----   -------
Computer equipment..........................................  $107   $ 8,467
Office equipment and other..................................   199     1,834
Purchased software..........................................    --     3,382
Leasehold improvements......................................    48     2,122
                                                              ----   -------
                                                               354    15,805
Less: Accumulated depreciation and amortization.............   (32)   (6,288)
                                                              ----   -------
                                                              $322   $ 9,517
                                                              ====   =======

     Depreciation of property and equipment totaled approximately $32,000 and $6.3 million in 1996 and 1997, respectively.

4. LICENSING ARRANGEMENT


     In May 1996, the Company entered into an exclusive licensing arrangement with Partners HealthCare System, Inc. ("Partners") to further develop, commercialize, distribute and support certain intellectual property which was being developed at Partners. In consideration for the license, the Company issued 988,290 shares of Common Stock of the Company and agreed to pay royalties to Partners on sales of the developed product until the Company completes an initial public offering of common stock with a per share offering price of $10.00 or higher. The licensing arrangement was recorded by the Company at Partners' historical basis which was zero. There was no revenue recognized by the Company or royalties paid to Partners under the arrangement in 1996 or 1997. Under the terms of the license, the Company may further develop, market, distribute and support the original technology and license it, as well as market related services, to other healthcare providers and hospitals throughout the world (other than in the Boston, Massachusetts metropolitan area). The Company is obligated to offer to Partners and certain of their affiliates an internal use license, granted on most favored customer terms, to any new software applications developed by the Company,

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

4. LICENSING ARRANGEMENT (CONTINUED)

whether or not derived from the licensed technology, and major architectural changes to the licensed software. After May 3, 1998, Partners and certain of their affiliates are entitled to receive internal use licenses for any changes to any modules or applications included in the licensed technology, as defined. The Company has an exclusive right of first offer to commercialize new information technologies developed in connection with Partners. If the Company fails to pay the required royalties, breaches any material term under the licensing arrangement or if the current Chairman of the Board, President and Chief Executive Officer of the Company voluntarily terminates his employment with the Company prior to May 1999, the license may become non-exclusive, at the option of Partners. If Partners elects to convert the license to non-exclusive, it must return 370,609 shares of Common Stock to the Company. The Company has the option to purchase the technology it licenses from Partners upon the completion of an IPO.



     As part of the agreement, the Company has provided development services to Partners related to commercializing the intellectual property; fees for these development services totaled $2.0 million, and $2.5 million for the years ended December 31, 1996 and 1997, respectively, and are included as a reduction in research and development expenses in the accompanying consolidated statements of operations.


5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK

STOCK SPLIT


     In May 1997, the Company declared a three-for-two split for all Common Stock and Non-Voting Common Stock issued and outstanding. In addition, the shareholders approved an increase in the number of authorized shares of Common Stock from 30,000,000 to 50,000,000. In June 1998, the Company effected a two-for-three reverse stock split of all Common Stock and Non-Voting Common Stock outstanding. The accompanying consolidated financial statements give retroactive effect to the May 1997 and June 1998 stock splits as if they had occurred at inception of the Company.


MANDATORILY REDEEMABLE PREFERRED STOCK


     In connection with its acquisition of Alltel (Note 6), the Company sold 30,000 shares of Series B 8.5% Cumulative Redeemable Preferred Stock ("Series B") and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock at $.01 per share for total consideration of $30.0 million. The number of warrants to be issued is subject to adjustment in the event the Company redeems all or a portion of the Series B prior to its mandatory redemption date. The Series B is non-voting and is entitled to a liquidation preference of $1,000 per share plus any unpaid dividends. Dividends are cumulative and accrue at an annual rate of 8.5%. In the event that dividends are not paid when due for quarters ending after December 31, 1999, the dividend rate will increase to 12.5%.


     The Series B is redeemable by the Company at its redemption price at any time on or before the mandatory redemption date of December 31, 2001. The redemption price, as defined, equals the liquidation preference amount plus all accrued and unpaid dividends. With respect to liquidation preferences, the Series B ranks equal to the Series C 8.5% Cumulative Redeemable Preferred Stock ("Series C") and senior to all other equity instruments. In the event that certain shareholders cease to continue to own a specified percentage of common or convertible preferred stock of the Company, the holders of the Series B may elect to put the securities back to the Company at their redemption price, as defined. Additionally, the Series B may be put back to the Company at their redemption value in the event of a change of control, as defined.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) In January 1997, 20,000 shares of the Series C were issued to AIS as part of the consideration paid for Alltel (Note 6). The Series C contains the same terms, including voting rights, ability to redeem and liquidation preferences as the Series B. The Series C redemption price is determined the same as Series B.

     The Series C must be redeemed on or before December 31, 2001. The Series C may be put back to the Company at their redemption value in the event of a change in control, as defined.

     The Company has accounted for the Series B and C as mandatorily redeemable preferred stock. Accordingly, the Company is accruing dividends and amortizing any discount over the redemption period with a charge to additional paid-in capital ("APIC"). The Company recorded a discount on the Series B at the time of its issuance for the estimated fair value of the warrants ($10.5 million). The Company valued the maximum amount of warrants that would be issued up to the mandatory redemption date of the Series B as of the acquisition date and December 31, 1997. The Company recorded the Series C on the date of acquisition of Alltel at $10.3 million (after adjustment for the 4,500 shares returned by AIS (Note 6)), which included a discount from its face amount of $5.2 million. The amount charged to APIC related to the Series B and C for the year ended December 31, 1997 was $4.1 million and $1.8 million, respectively.

     The Series B and Series C consist of the following (in thousands):

                                          DATE OF ISSUE                          DECEMBER 31, 1997
                              --------------------------------------   --------------------------------------
                              FACE VALUE   DISCOUNT   CARRYING VALUE   FACE VALUE   DISCOUNT   CARRYING VALUE
                              ----------   --------   --------------   ----------   --------   --------------
Series B....................   $30,000     $10,501       $19,499        $30,000      $6,476       $23,524
Series C....................    15,500       5,242        10,258         15,500       3,417        12,083
                               -------     -------       -------        -------      ------       -------
                               $45,500     $15,743       $29,757        $45,500      $9,893       $35,607
                               =======     =======       =======        =======      ======       =======

SERIES A CONVERTIBLE PREFERRED STOCK


     In May 1996, concurrent with entering into the Partners' licensing arrangement, the Company sold 1,000,000 shares of Series A Convertible Preferred Stock ("Series A") for $6.0 million to outside investors. The Series A was convertible on a one-to-one basis to shares of Common Stock of the Company at the discretion of the outside investors. The Series A had voting rights equivalent to Common Stock on an as converted basis and a liquidation preference of $6 per share. The Company did not declare or pay any dividends on Series A. In January 1997, the Company issued 1,478,097 shares of Series F Convertible Preferred Stock ("Series F") in exchange for the cancellation of Series A. The Company recorded a charge of $3.1 million to additional paid in capital at the date of this transaction. In addition, the charge is recorded as an increase to net loss available to common shareholders in the accompanying statement of operations.


SERIES D CONVERTIBLE PREFERRED STOCK


     In January 1997, the Company sold 4,981,289 shares of the Series D Convertible Preferred Stock ("Series D") for $62.5 million to private investors and issued 2,077,497 shares to AIS in connection with the acquisition of Alltel. Each share of Series D is convertible into one share of Common Stock. The Series D contains voting rights as if it were converted into Common Stock and has a liquidation preference of $12.55 per share plus any declared but unpaid dividends. The Series D is equivalent to Series E Convertible Preferred Stock ("Series E") with respect to liquidation preference and rank.


     Both the Series D and E rank junior to the Series B and C and senior to Series F. To date, the Company has not declared or paid any dividends on the Series D.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

5. SHAREHOLDERS' EQUITY AND MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) SERIES E CONVERTIBLE PREFERRED STOCK


     In January 1997, the Company sold 896,431 shares of Series E for $11.3 million. The Series E is non-voting and is identical to the Series D with respect to liquidation preference and rank. Each share of Series E is convertible into one share of Non-Voting Common Stock. To date, the Company has not declared or paid any dividends on the Series E.


SERIES F CONVERTIBLE PREFERRED STOCK


     As described above, in January 1997, 1,478,097 shares of Series F were issued in exchange for the cancellation of the outstanding shares of Series A. The Series F contains a liquidation preference of $6 per share. The Series F ranks junior to the Company's other classes of preferred stock with respect to liquidation preferences. Each share of Series F is convertible into one share of Common Stock. To date, the Company has not declared or paid any dividends on the Series F.


COMMON STOCK AND NON-VOTING COMMON STOCK

     Holders of Common Stock are entitled to one vote per share. Holders of Non-Voting Common Stock do not have voting rights other than as provided by statute.

UNDESIGNATED PREFERRED STOCK

     The Company has available for issuance, 1,000,000 shares of undesignated preferred stock (the "Undesignated Preferred"). The liquidation, voting, conversion and other related provisions of the Undesignated Preferred will be determined by the Board at the time of issuance. Currently, there are no outstanding shares.

6. ACQUISITIONS


     Effective January 24, 1997, Eclipsys completed the acquisition of Alltel. As consideration for this transaction, Eclipsys paid AIS $104.8 million cash, issued 15,500 (after consideration of the return of 4,500 shares by AIS in October 1997) shares of Series C valued at approximately $10.3 million and 2,077,497 shares of Series D valued at approximately $26.1 million. Concurrent with the acquisition, the Company and Alltel entered into the Management and Services Agreement ("MSA") whereby Alltel agreed to provide certain services to the Company and its customers together with certain non-compete provisions. In exchange, the Company agreed to pay Alltel $11.0 million in varying installments through December 2000. The obligation and equivalent corresponding asset were recorded at its net present value of $9.5 million at the date of signing. To finance the transaction, the Company sold, for $30.0 million, 30,000 shares of Series B and warrants to purchase up to 1,799,715 shares of Non-Voting Common Stock to private investors. Additionally, the Company sold 4,981,289 shares of Series D and 896,431 shares of Series E for total proceeds of $73.8 million.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)


6. ACQUISITIONS (CONTINUED)
     The transaction was accounted for as a purchase and accordingly, the purchase price was allocated based on the fair value of the net assets acquired. The purchase price is composed of and allocated as follows (in thousands):


Cash, net of cash acquired..................................  $104,814
Issuance of Series D........................................    26,072
Issuance of Series C........................................    10,258
Transaction costs...........................................     2,008
Liabilities assumed.........................................    58,397
                                                              --------
                                                               201,549
                                                              --------
Current assets..............................................    31,803
Property and equipment......................................    12,242
Other assets................................................     3,148
Identifiable intangible assets:
     In-process research and development....................    98,700
     Acquired technology....................................    38,500
     Ongoing customer relationships.........................     7,700
                                                              --------
                                                               192,093
                                                              --------
Goodwill....................................................  $  9,456
                                                              ========


     The acquisition agreement contains certain provisions whereby the purchase price could be adjusted within twelve months from the acquisition date based on certain criteria defined in the agreement. Based on these provisions, in October 1997, AIS returned 4,500 shares of Series C to Eclipsys. In December 1997, the Company presented its final analysis to AIS of items for which, under the agreement, the Company believed it was entitled to consideration. In March 1998, the Company negotiated an agreement with AIS, which settled these issues related to any adjustments that could be made pursuant to the provisions in the acquisition agreement (Note 13). After accounting for this adjustment, the Company's total consideration paid for this acquisition was $201.5 million, including liabilities assumed, net of cash acquired.

     In connection with the recording of the acquisition of Alltel, the Company reduced the predecessor's reported deferred revenue by $7.3 million to the amount that reflects the estimated fair value of the contractual obligations assumed. This adjustment results from the Company's requirement, in accordance with generally accepted accounting principles, to record the fair value of the obligation assumed with respect to arrangements for which the related revenue was previously collected by the predecessor company. The Company's liability at acquisition includes its estimated costs in fulfilling those contract obligations.


     Effective June 26, 1997, the Company acquired all of the common stock of SDK in exchange for 499,997 shares of Common Stock valued at approximately $3.2 million, $2.2 million in cash and acquisition debt due to SDK shareholders totaling $7.6 million. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated based on the estimated fair value of the net assets acquired.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

6. ACQUISITIONS (CONTINUED)
     The purchase price is composed of and allocated as follows (in thousands):


Cash, net of cash acquired..................................  $ 2,161
Issuance of Common Stock....................................    3,248
SDK acquisition debt........................................    7,588
Liabilities assumed.........................................    3,514
                                                              -------
                                                               16,511
                                                              -------
Current assets..............................................    1,061
Property and equipment......................................      671
Other assets................................................       33
Identifiable intangible assets:
     In-process research and development....................    6,988
     Acquired technology....................................    3,205
                                                              -------
                                                               11,958
                                                              -------
Goodwill....................................................  $ 4,553
                                                              =======



     The Company is using the acquired in-process research and development to create new clinical, patient financial, access management and data warehousing products which will become part of its Sunrise product suite over the next several years. The Company anticipates that certain products will be generally released during 1998, with additional product releases in subsequent periods through 1999. It is management's expectation that the acquired in-process research and development will be successfully developed, however there can be no assurance that commercial viability of these products will be achieved. In the event that these products are not generally released in a timely manner, the Company may experience fluctuations in future earnings as a result of such delays.


     In connection with the Alltel and SDK acquisitions, the Company wrote off in-process research and development charges of $98.7 million and $7.0 million, respectively, related to the appraised values of certain in-process research and development acquired in these acquisitions.

     Unaudited pro forma results of operations for the years ended December 31, 1996 and 1997, as if the aforementioned acquisitions had occurred on January 1, 1996 is as follows (in thousands, except per share data):


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
Revenues....................................................  $115,606   $ 103,786
Net loss....................................................    (4,215)   (145,288)
Basic and diluted loss per share............................  $  (1.20)  $  (40.87)



     Effective January 30, 1998, the Company acquired the net assets of Emtek for an aggregate purchase price of approximately $11.7 million, including 1,000,000 shares of Common Stock valued at $9.1 million and liabilities assumed of approximately $12.3 million. In addition, Motorola agreed to pay the Company $9.6 million in cash due within one year for working capital purposes.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

6. ACQUISITIONS (CONTINUED)

     The purchase price is composed of and allocated as follows:



Issuance of Common Stock....................................  $ 9,060
Receivable from Motorola....................................   (9,600)
Liabilities assumed.........................................   12,275
                                                              -------
                                                              $11,735
                                                              -------
Current assets..............................................    5,033
Property and equipment......................................    2,629
                                                              -------
                                                              $ 7,662
                                                              -------
Identifiable intangible assets (acquired technology)........  $ 4,073
                                                              =======


7. LONG-TERM DEBT

     Long-term debt consists of the following as of December 31, 1997 (in thousands):

Term Loan...................................................  $  9,000
SDK acquisition debt, interest payable quarterly at 9.5%,
  principal due in two annual installments of $3,794,
  commencing April 1998.....................................     7,588
                                                              --------
                                                                16,588
Less current portion........................................   (12,794)
                                                              --------
Long-term debt..............................................  $  3,794
                                                              ========


     In connection with the Alltel acquisition, the Company entered into a $30 million credit facility (the "Facility"). The Facility included a $10 million term loan (the "Term Loan") and a $20 million revolving credit facility (the "Revolver"). Borrowings under the Facility are secured by substantially all of the assets of the Company. The Term Loan was payable in varying quarterly installments through January 2000. As more fully discussed in Note 13, the Term Loan was repaid in full with the proceeds of the sale of Series G Convertible Preferred Stock in February 1998. As such, the entire balance of the Term Loan is classified as current in the accompanying financial statements.


     Borrowings under the Facility bear interest, at the Company's option, at
(i) LIBOR plus 1% to 3% or (ii) the higher of a) the banks prime lending rate or
b) the Federal Funds Rate plus 0.5%; plus 0% to 1.75%. The interest rates vary based on the Company's ratio of earnings to consolidated debt, as defined. At December 31, 1997, the Company's borrowing rate under the Facility was 6.85%. Under the terms of the Facility, the Company is required to maintain certain financial covenants related to consolidated debt to earnings, consolidated earnings to interest expense and consolidated debt to capital. In addition, the Company has limitations on the amounts of certain types of expenditures and is required to obtain certain approvals related to mergers and acquisitions, as defined. The Company was in compliance with all provisions of the Facility as of December 31, 1997.


     As of December 31, 1997, the Company has $20 million available for future borrowings under the Revolver. The Revolver expires on the third anniversary of the Facility. Under the terms of the Revolver, the Company pays an annual commitment fee of .375% for any unused balance, as defined. Additionally, the Company pays a fee of .125% for any Letters of Credit issued under the agreement. As of December 31, 1997, unused Letters of Credit totaling approximately $5.0 million were outstanding against the Revolver. As discussed in Note 13, in May 1998 the Company increased its borrowings under the Revolver.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

8. OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1996    1997
                                                              ----   -------
Accounts payable............................................  $120   $ 4,606
Accrued compensation and incentive..........................   237     7,847
Customer deposits...........................................    --     7,959
Payment due AIS under MSA...................................    --     2,000
Accrued acquisition costs...................................   501        --
Accrued interest............................................    --       672
Other.......................................................    24     8,066
                                                              ----   -------
                                                              $882   $31,150
                                                              ====   =======

9. INCOME TAXES

     The Company has no current or deferred income tax provision due to the net losses reported by the Company.

     A reconciliation of the federal statutory rate and the effective income tax rate follows (in thousands):

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Statutory federal income tax rate (34%).....................   $(500)    $(45,481)
SDK in-process research and development.....................      --        2,376
Meals and entertainment.....................................       8          460
State income taxes..........................................     (58)      (5,163)
Non-deductible amortization.................................      --          747
Valuation allowance.........................................     550       46,976
Other.......................................................      --           85
                                                               -----     --------
Income tax benefit (provision)..............................   $  --     $     --
                                                               =====     ========

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)


9. INCOME TAXES (CONTINUED)

     The significant components of the Company's net deferred tax asset were as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Deferred tax assets:
Alltel in-process research and development..................   $  --     $ 34,969
Intangible assets...........................................      --        5,353
Deferred revenue............................................      --        3,990
Allowance for doubtful accounts.............................      --          660
Compensation related accrued liabilities....................      58          249
Accrued expenses............................................      --        3,569
Depreciation and amortization...............................      --        1,257
Net operating loss carryforwards............................     504        5,220
                                                               -----     --------
                                                                 562       55,267
                                                               -----     --------
Deferred tax liabilities:
  Capitalization of software development costs..............      --          604
  Depreciation and amortization.............................      12           --
  Other.....................................................      --           --
                                                               -----     --------
Net deferred tax asset......................................     550       54,663
                                                               -----     --------
Valuation allowance.........................................    (550)     (54,663)
                                                               -----     --------
                                                               $  --     $     --
                                                               =====     ========

     At December 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $13.8 million. The carryforwards expire in varying amounts through 2012.

     In addition, under the Tax Reform Act of 1986, the amounts of, and the benefits from, net operating loss carryforwards may be impaired or limited in certain circumstances. The Company experienced an ownership change as defined under Section 382 of the Internal Revenue Code in January, 1997. As a result of the ownership change, net operating loss carryforwards of approximately $1.5 million, which were incurred prior to the date of change, are subject to annual limitation on their future use. As of December 31, 1997, a valuation allowance has been established against the deferred tax assets which the Company does not believe are more likely than not to be realized. The future reduction of the valuation allowance, up to $7.2 million, will be reflected as a reduction of goodwill.

10. EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN


     In April 1996, the Board of Directors of the Company (the "Board") adopted the 1996 Stock Plan (the "1996 Stock Plan"). The 1996 Stock Plan, as amended, provides for grants of stock options, awards of Company stock free of any restrictions and opportunities to make direct purchases of restricted stock of the Company. The 1996 Stock Plan allows for the issuance of options or other awards to purchase up to 2,500,000 shares of Common Stock. Pursuant to the terms of the 1996 Stock Plan, a committee of the Board

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
is authorized to grant awards to employees and non employees and establish vesting terms. The options expire ten years from the date of grant. The following table summarizes activity under the Plan:


                                                     1996                         1997
                                           -------------------------   ---------------------------
                                                        WEIGHTED                      WEIGHTED
                                                         AVERAGE                       AVERAGE
                                           OPTIONS   EXERCISE PRICE     OPTIONS    EXERCISE PRICE
                                           -------   ---------------   ---------   ---------------
Outstanding at beginning of year.........       --        $ --           657,500        $ .11
  Granted................................  657,500         .11         1,309,889         6.52
  Exercised..............................                   --           (57,071)         .11
  Forfeited..............................                   --           (78,666)        4.81
                                           -------        ----         ---------        -----
Outstanding at end of year...............  657,500         .11         1,831,652         4.49
                                           -------        ----         ---------        -----
Options exercisable at end of year.......       --                       197,978
                                           -------                     ---------
Weighted average fair value of options
  granted during the year................                 $.45                          $1.75
                                                          ====                          =====



                                                   1996                             1997
                                      ------------------------------   ------------------------------
                                          WEIGHTED        WEIGHTED         WEIGHTED        WEIGHTED
                                      AVERAGE EXERCISE   FAIR MARKET   AVERAGE EXERCISE   FAIR MARKET
  OPTIONS GRANTED DURING THE YEAR          PRICE            VALUE           PRICE            VALUE
------------------------------------  ----------------   -----------   ----------------   -----------
Option price > fair market value            $.10            $  --           $6.73            $1.76
Option price = fair market value              --               --              --               --
Option price < fair market value             .15             1.39             .20             1.35



     During 1996 and 1997, pursuant to the 1996 Stock Plan, the Board issued 109,999 and 15,000 shares of Common Stock, respectively, to employees and nonemployees for services. Compensation expense of approximately $1,000 and $97,000 was recorded in 1996 and 1997, respectively, related to these transactions.


     In addition, during 1996 and 1997, the Company recorded compensation expense of $22,000 and $71,000, respectively, related the granting of certain stock options to employees with exercise prices below the estimated fair market value of the Common Stock at the date of grant.

     The Company has adopted the disclosure only provision of FAS 123. Had compensation cost for the Company's stock option grants described above been determined based on the fair value at the grant date for awards in 1996 and 1997 consistent with the provisions of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except share data):


                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996       1997
                                                              --------   ---------
Net loss:
  As reported...............................................  $(1,471)   $(135,234)
  Pro forma.................................................   (1,472)    (135,497)
Basic and diluted net loss per share:
  As reported...............................................  $  (.49)   $  (40.91)
  Pro forma.................................................     (.49)      (41.00)


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively:

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)

dividend yield of 0% for all years, risk-free interest rate of 5.90% and 6.06% and expected life of 5.0 years and 5.2 years. As a nonpublic entity, the Company used the minimum value method which does not incorporate a volatility assumption.



     The following table summarizes information about stock options outstanding at December 31, 1997:



                                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                   ------------------------------------   ------------------------
                                                  WEIGHTED
                                                   AVERAGE     WEIGHTED                  WEIGHTED
                                     NUMBER       REMAINING    AVERAGE      NUMBER       AVERAGE
            RANGE OF               OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE    EXERCISE
         EXERCISE PRICE            AT 12/31/97      LIFE        PRICE      12/31/97       PRICE
---------------------------------  -----------   -----------   --------   -----------   ----------
$0.10 to $0.20...................     621,929       8.36        $ .12       160,789       $ .11
$6.50 to $7.50...................   1,209,723       9.54        $6.74        37,189       $7.52


EMPLOYEE SAVINGS PLAN

     During 1997, the Company established a Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby employees may contribute a percentage of their compensation, not to exceed the maximum amount allowable under the Code. At the discretion of the Board, the Company may elect to make matching contributions, as defined in the Plan. For the year end December 31, 1997, the Board authorized matching contributions totaling $780,000.

11. COMMITMENTS AND CONTINGENCIES

NONCANCELABLE OPERATING LEASES

     The Company leases its office space and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $70,000 and $6.2 million for the years ended December 31, 1996 and 1997, respectively. Future minimum rental payments for noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
1998........................................................  $ 5,801
1999........................................................    4,930
2000........................................................    2,616
2001........................................................    1,877
2002........................................................    1,632
Thereafter..................................................    4,575
                                                              -------
                                                              $21,431
                                                              =======

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)


11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION

     The Company is involved in litigation incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

12. RELATED PARTY TRANSACTIONS

     During 1997, the Company paid AIS $1.7 million for certain transition services provided by AIS related to accounting services, computer processing and other various activities.

     During 1997, Eclipsys paid a total of $348,000 to certain subsidiaries of AIS and Alltel Corporation related to the purchase of various goods and services.

     The Company leases office space from the former owner of SDK. During the year ended December 31, 1997 the Company paid $178,000 under this lease. The lease is noncancelable and expires in 2009.

     In 1997, the Company paid $336,000 to a charter company for the use of an aircraft for corporate purposes. The aircraft provided for the Company's use was leased by the charter company from a company owned by the Chairman of the Board, President and Chief Executive Officer of the Company (the "Chairman"). The Chairman's company received $219,000 for these transactions. The Chairman has no interest in the charter company. In the opinion of management, the Company believes that the terms of charters were comparable to rates that would be charged by unaffiliated parties.

     The Company has an employment agreement with the Chairman through May 1, 1999. Under the provisions of the agreement, the Chairman earns an annual salary of $150,000, subject to adjustment from time to time. The payment of amounts earned under the agreement were to be deferred until certain earnings were attained by the Company. During 1997, $66,000 was paid under the agreement. Effective January 1, 1998, the Chairman's annual salary was increased to $200,000.

13. SUBSEQUENT EVENTS

SHAREHOLDERS' EQUITY (DEFICIT)


     In January 1998, the Company amended its Certificate of Incorporation (the "Certificate"). Under the amended Certificate, the Company increased the number of authorized shares of Undesignated Preferred to 1,100,000 and created Series G Convertible Preferred Stock ("Series G"). There are 900,000 authorized shares of Series G. The Series G is convertible on a two-for-three basis to shares of Common Stock. The conversion rate is subject to adjustment in certain circumstances. The Series G has a liquidation preference of $10 per share. In the event of an involuntary liquidation of the Company, the Series G will participate on a pro rata basis with the Series D and E. In February 1998, the Company sold 900,000 shares of Series G to outside investors for total consideration of $9 million. The proceeds were utilized to repay the outstanding Term Loan balance.


     In addition, the Company amended the terms of (i) all of its convertible preferred stock to require that it automatically be converted into Common Stock or Non-Voting Common Stock, as applicable, upon a qualifying IPO and (ii) all of its Mandatorily Redeemable Preferred Stock to require that it be mandatorily redeemed upon a qualifying IPO.


     In June 1998, the Company effected a two-for-three reverse stock split of all Common Stock and Non-Voting Common Stock outstanding.

                              ECLIPSYS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED) -- (CONTINUED)

13. SUBSEQUENT EVENTS (CONTINUED)
CREDIT FACILITY

     In March 1998, the Company borrowed $9.0 million under the Revolver to pay a portion of the AIS settlement, described herein.


     On May 29, 1998, the Company entered into an agreement to increase the available borrowings under the Revolver (Note 7) from $20.0 million to $50.0 million (unaudited).


1998 STOCK INCENTIVE PLAN


     In January 1998, the Board adopted the 1998 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards or unrestricted stock awards. Under the provisions of the Incentive Plan, no options or other awards may be granted after April 2008. There are currently 4,333,333 shares of common stock reserved under the Incentive Plan, together with the 1996 Stock Plan and the 1998 Employee Stock Purchase Plan. Options granted under the Incentive Plan will be granted at the fair market value of the stock as of the date of grant.


1998 EMPLOYEE STOCK PURCHASE PLAN

     Under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") (implemented in April 1998), employees of the Company, including directors of the Company who are employees are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of Common Stock. The purchase price of such shares is the lower of 85% of the fair market value of the Common Stock on the day the offering commences and 85% of the fair market value of the Common Stock on the day the offering terminates. The first offering period under the Purchase Plan will not commence until after the completion of the Offering.

INITIAL PUBLIC OFFERING

     In April 1998, the Company's Board of Directors authorized the Company to file a Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 with respect to an IPO.


ALLTEL RESETTLEMENT



     In the first quarter of 1998, the Company and AIS renegotiated, in two separate transactions, certain matters relating to the acquisition of Alltel. In one transaction, AIS returned to the Company, for cancellation, 11,000 shares of Series C in exchange for resolving certain open issues in connection with the Alltel acquisition, and the Company agreed, at AIS' option, to redeem the remaining 4,500 shares of Series C held by AIS for an aggregate price of $4.5 million at the time of the IPO and for a period of 30 days thereafter. The Company will use a portion of the net proceeds of the IPO to redeem the remaining Series C held by AIS. In the second transaction, the Company paid AIS an aggregate of $14.0 million in exchange for terminating all of the rights and obligations of both parties under the MSA. The Company recorded a charge of approximately $7.2 million related to the write-off of the MSA intangible asset. In addition, the Company recorded a reduction to goodwill of approximately $7.8 million related to the final settlement of certain issues related to the Alltel acquisition resulting in the return of the 11,000 shares of Series C.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Eclipsys Corporation


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholder's deficit and of cash flows present fairly, in all material respects, the financial position of ALLTEL Healthcare Information Services, Inc. (the Company) (a Delaware corporation, wholly-owned by ALLTEL Information Services, Inc., an Arkansas corporation) and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended and for the period from January 1, 1997 through January 23, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


As discussed in Note 10, effective January 24, 1997, the Company was acquired by Eclipsys Corporation.

                                                            PRICE WATERHOUSE LLP

Atlanta, Georgia
June 27, 1997

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1995       1996
                                                              --------   --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,599   $  2,022
  Accounts receivable, net of allowance for doubtful
     accounts of $749 and $1,274 at December 31, 1995 and
     1996, respectively.....................................    29,435     29,713
  Inventory.................................................     2,081      1,576
  Deferred tax asset........................................     3,676      3,682
  Other current assets......................................       678        634
                                                              --------   --------
     Total current assets...................................    38,469     37,627
Property and equipment, net.................................    10,168     10,739
Purchased software, net of accumulated amortization of
  $2,985 and $4,453 at December 31, 1995 and 1996,
  respectively..............................................     4,098      2,882
Capitalized software development costs, net of accumulated
  amortization of $4,671 and $11,880 at December 31, 1995
  and 1996, respectively....................................    27,632     35,306
Intangible assets, net of accumulated amortization of $1,129
  and $2,101 at December 31, 1995 and 1996, respectively....     5,670      4,698
Other assets................................................     2,344      9,191
                                                              --------   --------
     Total assets...........................................  $ 88,381   $100,443
                                                              ========   ========
           LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Deferred revenue..........................................  $ 24,724   $ 26,807
  Other current liabilities.................................    17,668     20,378
                                                              --------   --------
     Total current liabilities..............................    42,392     47,185
Deferred revenue............................................    15,913     10,148
Other long-term liabilities.................................                1,250
Deferred income taxes.......................................     7,002      9,294
Intercompany payable to parent..............................    46,085     57,953
                                                              --------   --------
     Total liabilities......................................   111,392    125,830
Shareholder's deficit:
  Common stock, $.01 par value, 1,000 shares authorized,
     issued and outstanding.................................         1          1
  Additional paid-in capital................................    15,678     15,678
  Accumulated deficit.......................................   (38,236)   (40,432)
  Cumulative foreign currency translation adjustment........      (454)      (634)
                                                              --------   --------
     Total shareholder's deficit............................   (23,011)   (25,387)
                                                              --------   --------
          Total liabilities and shareholder's deficit.......  $ 88,381   $100,443
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                YEAR ENDED          PERIOD FROM
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                            -------------------       THROUGH
                                                              1995       1996     JANUARY 23, 1997
                                                            --------   --------   ----------------
Revenues:
  Service and systems.....................................  $ 90,737   $ 99,213        $6,064
  Hardware................................................     9,377      9,587           122
                                                            --------   --------        ------
     Total revenues.......................................   100,114    108,800         6,186
                                                            --------   --------        ------
Costs and expenses:
  Cost of service and systems revenues....................    53,385     63,572         4,277
  Cost of hardware revenues...............................     7,950      7,911           104
  Marketing and sales.....................................    11,128     11,091           660
  Research and development................................     8,522     10,271           794
  General and administrative..............................     8,168      7,101           621
  Depreciation and amortization...........................     6,735      8,135           568
                                                            --------   --------        ------
     Total costs and expenses.............................    95,888    108,081         7,024
                                                            --------   --------        ------
Income (loss) from operations.............................     4,226        719          (838)
Interest expense, net.....................................    (2,733)    (3,758)         (379)
                                                            --------   --------        ------
Income (loss) before income taxes.........................     1,493     (3,039)       (1,217)
Income tax benefit (provision)............................      (887)       843           437
                                                            --------   --------        ------
Net income (loss).........................................  $    606   $ (2,196)       $ (780)
                                                            ========   ========        ======

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIT
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                     EQUITY
                                                                                   ADJUSTMENT
                                                                                      FROM
                                       COMMON STOCK     ADDITIONAL                   FOREIGN
                                      ---------------    PAID-IN     ACCUMULATED    CURRENCY
                                      SHARES   AMOUNT    CAPITAL       DEFICIT     TRANSLATION    TOTAL
                                      ------   ------   ----------   -----------   -----------   --------
Balance at December 31, 1994........  1,000      $1      $15,678      $(38,842)     $   (470)    $(23,633)
Net income..........................                                       606                        606
Foreign translation adjustment......                                                      16           16
                                      -----      --      -------      --------      --------     --------
Balance at December 31, 1995........  1,000       1       15,678       (38,236)         (454)     (23,011)
Net loss............................                                    (2,196)                    (2,196)
Foreign translation adjustment......                                                    (180)        (180)
                                      -----      --      -------      --------      --------     --------
Balance at December 31, 1996........  1,000       1       15,678       (40,432)         (634)     (25,387)
Net loss............................                                      (780)                      (780)
Foreign translation adjustment......                                                       3            3
                                      -----      --      -------      --------      --------     --------
Balance at January 23, 1997.........  1,000      $1      $15,678      $(41,212)     $   (631)    $(26,164)
                                      =====      ==      =======      ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                YEAR ENDED          PERIOD FROM
                                                               DECEMBER 31,       JANUARY 1, 1997
                                                            -------------------       THROUGH
                                                              1995       1996     JANUARY 23, 1997
                                                            --------   --------   ----------------
Operating activities:
  Net income (loss).......................................  $    606   $ (2,196)      $  (780)
                                                            --------   --------       -------
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization........................    13,205     15,344           945
     Deferred income taxes................................     6,040      2,286           (52)
     Changes in assets and liabilities
       Accounts receivable................................    (6,574)      (278)          325
       Inventory..........................................       566        505            55
       Other current assets...............................       (74)        44            10
       Deferred revenue...................................     1,090     (3,682)        1,951
       Other current liabilities..........................       906      2,710         2,351
       Other long term liabilities........................        --      1,250        (1,250)
       Other assets.......................................       162        (43)          (81)
                                                            --------   --------       -------
          Total adjustments...............................    15,321     18,136         4,254
                                                            --------   --------       -------
            Net cash provided by operating activities.....    15,927     15,940         3,474
                                                            --------   --------       -------
Investing activities:
  Purchase of property, equipment and software............    (7,716)    (9,231)         (323)
  Capitalized software development costs..................   (12,905)   (12,170)         (661)
  Changes in other assets.................................        96     (6,804)           27
                                                            --------   --------       -------
     Net cash used in investing activities................   (20,525)   (28,205)         (957)
                                                            --------   --------       -------
Financing activities:
  Net change in intercompany payable to parent............     5,509     11,868        (1,855)
                                                            --------   --------       -------
Effect of exchange rate changes on cash and cash
  equivalents.............................................        16       (180)            3
                                                            --------   --------       -------
Net (decrease) increase in cash and cash equivalents......       927       (577)          665
Cash and cash equivalents, beginning of year..............     1,672      2,599         2,022
                                                            --------   --------       -------
Cash and cash equivalents, end of year....................  $  2,599   $  2,022       $ 2,687
                                                            ========   ========       =======


   The accompanying notes are an integral part of these financial statements.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     Alltel Healthcare Information Services, Inc. ("AHIS") and its subsidiaries (collectively, the "Company") are engaged in one business segment primarily providing enterprise-wide clinical, patient care and financial software solutions, as well as outsourcing, remote processing, networking technologies and other services to healthcare organizations throughout the United States and Western Europe.

     The Company is a wholly owned subsidiary of Alltel Information Services, Inc. ("AIS") which is a wholly owned subsidiary of Alltel Corporation ("Alltel").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of AHIS and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FINANCIAL STATEMENT PRESENTATION

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

     The consolidated statements of operations include all revenues and costs directly attributable to the operations of AHIS, including the costs of facilities, administration, and other various costs. As more fully described in Notes 8 and 11, certain costs related to interest, benefits, and other costs were allocated to AHIS based on usage and other defined criteria.

     All of the allocations utilized in the consolidated financial statements are based on assumptions that AHIS management believes are reasonable under the circumstances. However, these allocations are not necessarily indicative of the costs which would have resulted had AHIS been a separate entity.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     The Company's products are sold to customers based on contractual agreements. Revenues are derived from the licensing of computer software, the sale of computer hardware, hardware and software maintenance, remote processing and outsourcing, training, implementation assistance, custom development, and consulting.

SERVICE AND SYSTEMS

     Revenues from software license fees are recognized using the percentage-of-completion method for contracts in which the Company is required to make significant production, modification, or customization changes over the implementation period of the contracts based on implementation hours incurred. Other software license fees are generally recognized on a monthly basis over the term of the licensing and maintenance agreements which are generally five years. Remote processing and outsourcing services are marketed under long-term agreements generally over periods from five to seven years and revenues are

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recognized monthly as the work is performed. Software maintenance fees are marketed under annual and multiyear agreements and are recognized ratably over the term of the agreements. Implementation revenues are recognized as the services are performed or on a percentage-of-completion basis for fixed fee arrangements. Hardware maintenance revenues are billed and recognized monthly over the term of the agreements. Revenues related to other support services, such as training, consulting, and custom development, are recognized when the services are performed.


     The Company warrants its products will perform in accordance with specifications as outlined in the respective customer contracts. In the event of any warranty issues, the Company adjusts revenue at the time the warranty issue is identified. Historically, warranty costs have been minimal.



     The Company accrues for product returns based on actual experience. Historically, product return costs have been minimal.


HARDWARE SALES

     Hardware sales are recognized upon shipment of the product to the customer.

UNBILLED ACCOUNTS RECEIVABLE


     Unbilled accounts receivable represent amounts owed to the Company under noncancelable agreements for software license fees with extended payment terms and computer hardware purchases which have been financed over extended payment terms. The current portion of unbilled accounts receivable of $4,883,000 and $3,245,000 as of December 31, 1995 and 1996, respectively, is included in accounts receivable in the accompanying financial statements. The non-current portion of unbilled accounts receivable of $2,109,000 and $2,151,000 as of December 31, 1995 and 1996, respectively, is included in other assets in the accompanying financial statements.


     Additionally, included in unbilled accounts receivable are costs and earnings in excess of billings related to certain software license fee arrangements which are being recognized on a percentage-of-completion basis. These amounts totaled approximately $1,572,000 and $1,240,000 as of December 31, 1995 and 1996, respectively.

INVENTORY

     Inventory consists of computer parts and peripherals and is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated at the foreign exchange rate in effect at the balance sheet date, while revenues and expenses for the year are translated at the average exchange rate in effect during the year. Translation gains and losses are not included in determining net income or loss but are accumulated and reported as a separate component of shareholder's deficit. The Company has not entered into any hedging contracts during the two year period ended December 31, 1996.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the estimated useful lives, which range from two to ten years. Computer equipment is depreciated over useful lives which range from two to five years. Office furniture and equipment is depreciated over two to ten years. Leasehold improvements are amortized over the shorter of

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the useful lives of the assets or the remaining term of the lease. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Expenditures for repairs and maintenance not considered to substantially lengthen the property lives are charged to expense as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes a portion of the internal computer software development costs incurred. Salaries, overhead, and other related costs incurred in connection with programming and testing software products are capitalized subsequent to establishing technological feasibility. Management monitors the net realizable value of all capitalized software development costs to ensure that the investment will be recovered through margins from future sales. These costs are amortized utilizing the straight-line method over periods of 36-60 months. Capitalized costs related to software development were approximately $12,905,000 and $12,170,000, for the years ended December 31, 1995 and 1996, respectively and $750,000 for the period from January 1, 1997 through January 23, 1997. Amortization of capitalized software development costs amounted to approximately $6,470,000 and $7,209,000 for the years ended December 31, 1995 and 1996, respectively, and $377,000 for the period from January 1, 1997 through January 23, 1997 and is included in operating expenses in the accompanying statements of operations.

INTANGIBLE ASSETS

     The intangible assets arose from the acquisition of Medical Data Technology, Inc. (see Note 5), are stated at cost less accumulated amortization, and consist of contracts and the excess of cost over fair value of net assets acquired. The intangible assets are being amortized using the straight-line method over seven years.

     The carrying value of the excess of cost over fair value of net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. This review indicates if the asset will not be recoverable as determined based on future expected cash flows. Based on its review, the Company does not believe that an impairment of its excess of cost over fair value of net assets acquired has occurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities approximate fair value. The carrying amount of the intercompany payable to parent balance approximates fair value based on current rates of interest available to Alltel, and accordingly, the Company, for loans of similar maturities.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996 (in thousands):

                                                                1995          1996
                                                              --------      --------
Computer equipment..........................................  $ 21,106      $ 25,093
Office furniture and equipment..............................     2,815         4,198
Leasehold improvements and other............................     2,407         3,461
                                                              --------      --------
                                                                26,328        32,752
Less: Accumulated depreciation and amortization.............   (16,160)      (22,013)
                                                              --------      --------
                                                              $ 10,168      $ 10,739
                                                              ========      ========

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

4. OTHER ASSETS

     During 1996, the Company entered into a marketing agreement with Integrated Medical Networks, Inc. ("IMN") for the marketing rights of certain software which will provide financial and managed care applications for entities within the healthcare industry. Under the terms of the agreement, IMN will perform significant enhancements to existing technology over a three year period. AHIS will retain worldwide, perpetual marketing rights, as defined, for the resulting technology. For the year ended December 31, 1996, AHIS made payments totaling approximately $5,811,000 under this agreement and is included in other assets in the accompanying financial statements. As discussed in Note 12, this agreement and related asset was transferred to Alltel in conjunction with the sale of the Company.

5. OTHER CURRENT LIABILITIES

     Included in other current liabilities were the following as of December 31, 1995 and 1996 (in thousands):

                                                               1995         1996
                                                              -------      -------
Accrued compensation and incentives.........................  $ 6,434      $ 6,603
Accrued hardware costs......................................    3,700        3,326
Accrued royalty costs.......................................    1,045          648
Current portion of long-term debt...........................      260           86
Other.......................................................    6,229        9,715
                                                              -------      -------
                                                              $17,668      $20,378
                                                              =======      =======

6. INCOME TAXES

     The Company files its income tax return with AIS which files as part of the consolidated Alltel group. Income tax expense and related balances shown in the accompanying financial statements have been determined as if the Company filed its tax return on a separate company basis.

     The income tax benefit (provision) consists of the following (in thousands):

                                                                               PERIOD ENDED
                                                    1995         1996        JANUARY 23, 1997
                                                   -------      -------      ----------------
Current
  Federal........................................  $ 4,123      $ 2,503            $ --
  State and other................................    1,030          626              --
                                                   -------      -------            ----
Deferred.........................................    5,153        3,129              --
                                                   -------      -------            ----
  Federal........................................   (4,833)      (1,829)            377
  State and other................................   (1,207)        (457)             69
                                                   -------      -------            ----
                                                    (6,040)      (2,286)            446
                                                   -------      -------            ----
                                                   $  (887)     $   843            $446
                                                   =======      =======            ====

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

6. INCOME TAXES (CONTINUED)

     A reconciliation of the federal statutory rate and the effective income tax rate follows (in thousands):

                                                                                 PERIOD ENDED
                                                  1995           1996          JANUARY 23, 1997
                                                  -----         ------         ----------------
Statutory federal income tax rate (34%).........  $(508)        $1,033               $413
  Meals and entertainment.......................   (128)          (164)               (14)
  State income taxes............................   (141)            76                 46
  Non-deductible amortization...................    (91)          (101)                (8)
  Other.........................................    (19)            (1)                --
                                                  -----         ------               ----
  Income tax benefit (provision)................  $(887)        $  843               $437
                                                  =====         ======               ====

     The significant components of the Company's net deferred tax liability were as follows (in thousands):

                                                                1995          1996
                                                              --------      --------
Deferred tax assets
  Deferred revenue..........................................  $  4,009      $  3,596
  Inventory and accounts receivable allowances..............       710           846
  Compensation related accrued expenses.....................       584           806
  Accrued expenses..........................................     1,627         1,624
  Deferred rent.............................................       660           484
  Other.....................................................     1,949           844
                                                              --------      --------
                                                                 9,539         8,200
                                                              --------      --------
Deferred tax liabilities
  Capitalization of software development costs..............   (10,298)      (11,475)
  Depreciation..............................................    (1,039)         (856)
  Other.....................................................    (1,528)       (1,481)
                                                              --------      --------
                                                               (12,865)      (13,812)
                                                              --------      --------
Net deferred tax liability..................................  $ (3,326)     $ (5,612)
                                                              ========      ========

7. EMPLOYEE BENEFIT PLANS

     Effective January 1, 1995, through Alltel, employees of the Company may participate in a noncontributory, trusteed profit-sharing plan which covers substantially all employees who meet certain length-of-service requirements. Company contributions are determined annually by the Board of Directors of Alltel. Contributions to the plan approximated $1,516,000 and $1,781,000 for the years ended December 31, 1995 and 1996, respectively. During 1994, the Company maintained a defined contribution profit-sharing plan. This plan was merged into the Alltel trusteed thrift plan, discussed below during 1995.

     Also, effective January 1, 1995, through Alltel, substantially all employees of the Company may participate in the Alltel trusteed thrift plan. Employees may contribute up to 10% of the employee's salary and the employer's matching contribution is the lesser of 25% of the employee's contribution or 1.5% of the employee's salary. The trusteed thrift plan is intended to meet all requirements of qualifications under Section 401(k) of the Internal Revenue Code. Company contributions to the trusteed thrift plan were approximately $412,000 and $452,000 for the years ended December 31, 1995 and 1996, respectively.

     During 1995, employees of the Company became eligible to participate in the AIS Employee Stock Purchase Plan (the "ESPP") which has reserved for issuance 1,000,000 shares of Alltel common stock. The

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)

ESPP provides for the purchase of shares of common stock by employees through payroll deductions which may not exceed five percent of employee compensation, as defined. The employee contributes 85% of the prevailing market price of the shares, which are purchased on the open market. The remaining 15% is expensed by the Company in the period the contribution is made. Company contributions to the ESPP were approximately $104,000 and $48,000 for the years ended December 31, 1995 and 1996, respectively. On June 30, 1996, the ESPP was terminated.

     During 1995, the employees of the Company became eligible to participate in various benefit plans which were administered by Alltel. In addition to the trusteed profit-sharing plan and trusteed thrift plan, employees were also eligible to participate in certain benefit plans including group medical, dental and other various plans. Total expenses related to these plans were approximately $2,196,000 and $2,328,000 for the years ended December 31, 1995 and 1996, respectively and $194,000 for the period from January 1, 1997 through January 23, 1997.

8. COMMITMENTS AND CONTINGENCIES

NONCANCELABLE OPERATING LEASES

     The Company leases offices and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $7,014,000 and $5,531,000 for the years ended December 31, 1995 and 1996, respectively, and $461,000 for the period from January 1, 1997 through January 23, 1997. Future minimum rental payments for noncancelable operating leases as of December 31, 1996 are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
     1997...................................................  $ 4,877
     1998...................................................    4,818
     1999...................................................    3,625
     2000...................................................    1,535
     2001...................................................    1,414
     Thereafter.............................................    1,798
                                                              -------
                                                              $18,067
                                                              =======

LITIGATION

     The Company is involved in litigation incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

9. RELATED PARTY TRANSACTIONS

     The intercompany payable to parent balance represents amounts owed to Alltel related to cash disbursements and receipts activity and certain other transactions. All vendor related invoices are charged to this account at the time an invoice is processed and, consequently, the accompanying financial statements do not reflect an accounts payable balance. The intercompany balance is reduced upon the posting of cash receipts. Intercompany interest of approximately $2,833,000 and $3,858,000 for the years ended December 31, 1995 and 1996, respectively, and $379,000 for the period from January 1, 1997 through January 23, 1997 was charged to this account at interest rates which ranged from 3.5% to 8.0% which represented the incremental borrowing rates of Alltel. As more fully discussed in Note 12, the intercompany payable balance was converted to equity on January 24, 1997 in connection with the sale of the Company.

                  ALLTEL HEALTHCARE INFORMATION SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1995 AND 1996 -- (CONTINUED)

9. RELATED PARTY TRANSACTIONS (CONTINUED)

     For the years ended December 31, 1995 and 1996, Alltel charged the Company approximately $2,277,000 and $2,100,000, respectively, and $175,000 for the period January 1, 1997 through January 24, 1997 for costs related to providing certain data center charges in conjunction with an outsourcing contract between the Company and one of its customers.

     During 1995 and 1996, legal services and external fees were provided and paid by Alltel. These costs were approximately $1,869,000 and $964,000 for the years ended December 31, 1995 and 1996, respectively, and are reflected in general and administrative expenses in the accompanying financial statements.

     During 1996 certain administrative services were performed by AIS, the cost of which was estimated to be approximately $585,000 and is reflected in general and administrative expenses in the accompanying financial statements. Prior to 1996, these functions were performed directly by employees of the Company and, accordingly, the related costs are reflected in the accompanying financial statements.

10. SUBSEQUENT EVENT

     On January 24, 1997, the Company was purchased by Eclipsys Corporation (formerly Integrated Healthcare Solutions, Inc.) for cash and other consideration totaling approximately $201,500,000, including liabilities assumed. Pursuant to the acquisition agreement, Alltel will retain the rights to certain assets of the Company. These assets include the IMN marketing rights (Note 4) with a balance of approximately $5,811,000 as of December 31, 1996 and one of the Company's software products with related net capitalized software costs as of December 31, 1996 of approximately $6,543,000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SDK Healthcare Information Systems:

     We have audited the accompanying balance sheets of SDK Healthcare Information Systems as of April 30, 1997 and 1996, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SDK Healthcare Information Systems at April 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

June 12, 1997 (except for note 10 which is as of June 26, 1997)

                       SDK HEALTHCARE INFORMATION SYSTEMS
                                 BALANCE SHEETS
                            APRIL 30, 1997 AND 1996

                                                                 1997         1996
                                                              ----------   ----------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  674,047   $  384,920
  Accounts receivable, trade, less allowance for doubtful
     accounts of $148,522 in 1997 and 1996 (note 9).........   1,038,868    1,314,429
  Revenue in excess of billings.............................     230,456      473,264
  Current portion of notes receivable.......................      72,236       85,836
  Prepaid expenses..........................................      14,480       13,998
                                                              ----------   ----------
          Total current assets..............................   2,030,087    2,272,447
                                                              ----------   ----------
Property, plant and equipment (notes 3 and 5)...............   5,268,787    5,210,881
  Less accumulated depreciation and amortization............   4,444,571    4,236,990
                                                              ----------   ----------
     Net property, plant and equipment......................     824,216      973,891
                                                              ----------   ----------
Software production costs, net (note 2c)....................     780,829      719,367
Notes receivable, net of current portion....................      14,264       86,500
Other assets................................................      32,766       32,356
                                                              ----------   ----------
          Total assets......................................  $3,682,162   $4,084,561
                                                              ==========   ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current capital lease obligation, building (note 5).......  $  182,499   $  149,705
  Accounts payable..........................................     285,665      310,275
  Accrued expenses..........................................     332,951      295,467
  Income taxes payable......................................     164,703      232,504
Deferred revenue............................................     525,186      263,320
Deferred income taxes (note 6)..............................      60,236       47,344
                                                              ----------   ----------
          Total current liabilities.........................   1,551,240    1,298,615
                                                              ----------   ----------
Capital lease obligation, building, excluding current
  installment (note 5)......................................     264,035      446,534
Deferred income taxes (note 6)..............................     144,210      279,001
                                                              ----------   ----------
          Total liabilities.................................   1,959,485    2,024,150
                                                              ----------   ----------
Stockholders' equity (note 7):
  Preferred stock, $6 noncumulative, no par. Authorized,
     issued and outstanding 2,500 shares ($100 per share
     liquidation preference)................................     250,000      250,000
  Common stock, voting, no par. Authorized 10,000; issued
     and outstanding 5,000 shares...........................      10,000       10,000
  Common stock, nonvoting, $.01 par. Authorized 700,000
     shares; issued and outstanding 505,500 shares..........       5,055        5,055
  Additional paid-in capital................................      52,046       52,046
  Retained earnings.........................................   1,405,576    1,743,310
                                                              ----------   ----------
          Total stockholders' equity........................   1,722,677    2,060,411
                                                              ----------   ----------
               Total liabilities and stockholders' equity...  $3,682,162   $4,084,561
                                                              ==========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                      YEARS ENDED APRIL 30, 1997 AND 1996

                                                                 1997         1996
                                                              ----------   ----------
Revenues (note 9)...........................................  $6,801,412   $9,545,114
Operating expenses:
  Cost of revenues..........................................   4,624,029    5,775,035
  Sales and marketing.......................................     916,891    1,013,875
  General and administrative................................   1,334,808    1,270,825
  Research and development..................................     308,570      378,574
                                                              ----------   ----------
     Total operating expenses...............................   7,184,298    8,438,309
                                                              ----------   ----------
     Income (loss) from operations..........................    (382,886)   1,106,805
                                                              ----------   ----------
Other (income) expense:
  Interest income...........................................     (24,825)     (14,077)
  Interest expense -- capital leases........................     105,871      132,773
  Interest expense -- other.................................         866        8,144
                                                              ----------   ----------
     Total other expense....................................      81,912      126,840
                                                              ----------   ----------
     Income (loss) before income taxes......................    (464,798)     979,965
                                                              ----------   ----------
Income tax expense (benefit) (note 6):
  Current...................................................      (5,165)     287,315
  Deferred..................................................    (121,899)     119,867
                                                              ----------   ----------
                                                                (127,064)     407,182
                                                              ----------   ----------
     Net income (loss)......................................    (337,734)     572,783
Retained earnings at beginning of year......................   1,743,310    1,170,527
                                                              ----------   ----------
Retained earnings at end of year............................  $1,405,576   $1,743,310
                                                              ==========   ==========
Earnings (loss) per common share............................  $     (.66)  $     1.12
                                                              ==========   ==========
Weighted average common shares outstanding..................     510,500      510,500
                                                              ==========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                            STATEMENTS OF CASH FLOWS
                      YEARS ENDED APRIL 30, 1997 AND 1996

                                                                1997         1996
                                                              ---------   ----------
Cash flows from operating activities:
  Net income (loss).........................................  $(337,734)  $  572,783
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    609,405      644,518
     Recovery of losses on accounts receivable..............         --      (20,971)
     Deferred income taxes..................................   (121,899)      86,855
     Changes in operating assets and liabilities:
       Accounts receivable, trade...........................    275,561      400,350
       Prepaid expenses.....................................       (482)          72
       Other current assets.................................    242,808     (445,347)
       Accounts payable.....................................    (24,610)    (159,748)
       Accrued expenses.....................................     37,484       36,312
       Income taxes payable.................................    (67,801)     232,504
       Deferred revenue.....................................    261,866       85,350
                                                              ---------   ----------
          Net cash provided by operating activities.........    874,598    1,432,678
                                                              ---------   ----------
Cash flows from investing activities:
  Additions to property, plant and equipment................    (65,737)    (155,817)
  Additions to software production costs....................   (455,455)    (448,031)
  Other assets..............................................       (410)        (988)
                                                              ---------   ----------
          Net cash used for investing activities............   (521,602)    (604,836)
                                                              ---------   ----------
Cash flows from financing activities:
  Net repayments under line-of-credit agreement.............         --     (633,114)
  Payments on obligations under capital leases..............   (149,705)    (122,803)
  Decrease in notes receivable..............................     85,836       86,491
                                                              ---------   ----------
          Net cash used for financing activities............    (63,869)    (669,426)
                                                              ---------   ----------
Net increase in cash and cash equivalents...................    289,127      158,416
Cash and cash equivalents at beginning of year..............    384,920      226,504
                                                              ---------   ----------
Cash and cash equivalents at end of year....................  $ 674,047   $  384,920
                                                              =========   ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $ 106,737   $  140,917
                                                              =========   ==========
     Income taxes...........................................  $  19,725   $   88,118
                                                              =========   ==========

                See accompanying notes to financial statements.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                         NOTES TO FINANCIAL STATEMENTS
                            APRIL 30, 1997 AND 1996

(1) NATURE OF BUSINESS

     The Company designs, markets, installs and supports a totally integrated Patient Financial Management System. This turnkey software solution provides single facility and multi-entity organizations with the ability to track and process billing for traditional and managed care patients from initial patient scheduling through final account resolution. The Company additionally offers complete installation and training services, as well as facilities management and remote processing from its corporate based data center. The Company does business as SDK Healthcare Information Systems; however, its legal name is SDK Medical Computer Services Corporation. The Company has offices in Boston, Massachusetts (corporate headquarters) and Albany, New York.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Revenue Recognition

     Revenue from software licensing fees is recognized: (a) upon delivery of the software, if no significant obligations remain; (b) when the software has been delivered and the obligations have been performed, if significant obligations are required; and (c) under the percentage-of-completion method of accounting, if significant production, modification or customization of the software is required.

     The Company recognizes service revenue from its remote data processing services upon delivery of the service.

     Revenues from maintenance agreements are recognized over the term of the agreement. Advance billings to customers are recorded as deferred revenue until earned. The Company recognizes revenues from hardware sales upon shipment of the hardware.

  (b) Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Property under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

     Depreciation on property, plant and equipment is calculated using straight-line and accelerated methods over the estimated useful lives of the assets. Property held under capital lease and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset.

     In accordance with Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

  (c) Software Production Costs

     The Company capitalizes the costs of producing software product masters, which include coding and testing. Direct costs of establishing technological feasibility (planning and designing, including detailed program design) are charged to research and development expense as incurred.

     The total amount of software production costs capitalized during fiscal 1997 and 1996 amounted to $445,455 and $448,031, respectively. Such costs are amortized on a product-by-product basis at the greater of the amount computed using (a) the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product or (b) the straight-line method over the estimated economic life

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the product, generally three years. The recoverability of such costs is reviewed on an ongoing basis. Amortization totaled $393,993 and $450,251 for 1997 and 1996, respectively.

  (d) Research and Development Costs

     Research and development costs are charged to operations as incurred. For the years ended April 30, 1997 and 1996, research and development costs incurred were $308,570 and $378,574, respectively.

  (e) Cash and Cash Equivalents

     For purposes of the statement of cash flows, all highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

  (f) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (h) Fair Value of Financial Instruments

     Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and notes payable. The carrying amount of these financial instruments approximates their fair value.

  (i) Earnings per share

     Net income (loss) per share is computed based on the weighted average number of equivalent shares of the Company's common stock outstanding during each period. Fully diluted net income (loss) per share is not significantly different from primary net income (loss) per share amounts.

  (j) Reclassifications

     Certain reclassifications were made to the 1996 financial statements to conform to the 1997 presentation.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(3) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at April 30:

                                                                 1997         1996
                                                              ----------   ----------
Land and buildings..........................................  $1,101,702   $1,101,702
Building improvements.......................................     730,370      730,370
Equipment...................................................   3,113,776    3,071,653
Furniture and fixtures......................................     236,263      220,480
Motor vehicles..............................................      86,676       86,676
                                                              ----------   ----------
                                                              $5,268,787   $5,210,881
                                                              ==========   ==========

(4) FINANCING ARRANGEMENT

     The Company has available a bank line-of-credit which provides for unsecured borrowings of up to $1,250,000. There were no borrowings outstanding at April 30, 1997 or 1996. Interest is payable monthly at an annual rate equal to the prime rate plus .75%. At April 30, 1997 and 1996, this rate was 8.5% and 9.0%, respectively.

(5) LEASE OBLIGATIONS

     The Company leases its principal operating facilities from a trust, the beneficiaries of which are certain stockholders of the Company. The original lease, entered into in June 1984, called for expiration in July 1989 and allowed for renewal of three five-year terms. In April 1990, the lease was revised to extend the expiration date through July 1999 and reduce the monthly rental payments. In addition to the basic annual rent, as adjusted for changes in the Consumer Price Index, the Company is obligated to pay all real estate taxes. The lease has been accounted for as a capital lease.

     The Company leased computer equipment under capital leases which expired at various dates through 1996. The Company also leases equipment under leases expiring through 1999, which have been accounted for as operating leases.

     The present value of future minimum capital lease payments and the future minimum lease payments under noncancelable operating leases as of April 30, 1997, are as follows:

                                                               CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              ---------   ---------
Year ending April 30:
  1998......................................................  $ 255,576    $26,270
  1999......................................................    255,576      3,160
  2000......................................................     42,596         --
                                                              ---------    -------
     Minimum future lease payments..........................    553,748    $29,430
                                                                           =======
Less amounts representing interest..........................   (107,214)
                                                              ---------
     Present value of minimum future lease payments.........    446,534
Less current installments...................................   (182,499)
                                                              ---------
     Obligations under capital leases, excluding current
       installments.........................................  $ 264,035
                                                              =========

     Rent expense under operating leases amounted to $33,787 in 1997 and $61,825 in 1996.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(5) LEASE OBLIGATIONS (CONTINUED)

     The related assets and accumulated amortization thereon under capital lease obligations are included in property, plant and equipment at April 30, 1997, as follows:

Building....................................................  $ 1,101,702
Equipment...................................................      148,157
                                                              -----------
                                                                1,249,859
Less accumulated amortization...............................   (1,087,775)
                                                              -----------
                                                              $   162,084
                                                              ===========

(6) INCOME TAXES

     Income tax expense (benefit) consists of the following at April 30:

                                                      CURRENT    DEFERRED      TOTAL
                                                      --------   ---------   ---------
1997:
  Federal...........................................  $  3,668   $ (93,221)  $ (89,553)
  State.............................................    (8,833)    (28,678)    (37,511)
                                                      --------   ---------   ---------
                                                      $ (5,165)  $(121,899)  $(127,064)
                                                      ========   =========   =========
1996:
  Federal...........................................  $195,370   $ 117,104   $ 312,474
  State.............................................    91,945       2,763      94,708
                                                      --------   ---------   ---------
                                                      $287,315   $ 119,867   $ 407,182
                                                      ========   =========   =========

     Total income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

                                                                1997        1996
                                                              ---------   --------
Computed "expected" tax expense (benefit)...................  $(136,611)  $333,188
State and local income taxes (benefit), net of federal tax
  benefit...................................................    (23,539)    62,507
Research and development credit.............................         --         --
Nondeductible expenses......................................      8,968      5,765
Other.......................................................     24,118      5,722
                                                              ---------   --------
                                                              $(127,064)  $407,182
                                                              =========   ========

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(6) INCOME TAXES (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30 are presented below:

                                                                1997        1996
                                                              ---------   ---------
Current deferred tax assets (liabilities):
  Deferred revenues.........................................  $  16,315   $  45,634
  Accounts receivable due to allowance for doubtful
     accounts...............................................     59,810      45,716
  Cash basis adjustment.....................................   (153,438)   (153,438)
  Other.....................................................     17,077      14,744
                                                              ---------   ---------
     Total net current deferred tax liabilities.............    (60,236)    (47,344)
                                                              ---------   ---------
Noncurrent deferred tax assets (liabilities):
  Capital lease treated as operating lease for tax
     purposes...............................................    117,141     147,302
  State net operating loss carryforward.....................      7,176          --
  Research credit and alternative minimum tax credits.......     45,119      21,539
  Cash basis adjustment.....................................         --    (153,438)
  Software capitalized for books, expensed for tax
     purposes...............................................   (314,440)   (289,688)
  Property, plant and equipment, principally depreciation...        794      (4,716)
                                                              ---------   ---------
     Total net noncurrent deferred tax liabilities..........   (144,210)   (279,001)
                                                              ---------   ---------
     Net deferred tax liabilities...........................  $(204,446)  $(326,345)
                                                              =========   =========

     The Company has research credit carryovers of approximately $45,000 expiring in various amounts through the year 2010 which can be used to offset future federal taxable income and income taxes.

(7) COMMON STOCK

     At April 30, 1986, options to purchase 7,500 shares of nonvoting common stock of the Company were held by certain key employees under Nonqualified Stock Option Agreements. The options were exercised in 1987 at prices of $.99-1.39 per share, the fair market value at the date of grant. Shares issued under these agreements must be offered to the Company for repurchase at the then current book value as of the immediately preceding April 30 upon termination of employment or upon the occurrence of certain other events. There was no activity during 1996 or 1997 under the agreements.

(8) PROFIT-SHARING PLAN

     The Company maintains a profit-sharing plan for the benefit of eligible employees. The Plan provides that the Company's contribution be determined by a resolution of the board of directors, and there is no minimum contribution required. The Company incurred profit-sharing expense of $137,921 and $100,000 in 1997 and 1996, respectively.

(9) BUSINESS AND CREDIT CONCENTRATION

     Substantially all of the Company's sales for 1997 and 1996 were to medical facilities. Accordingly, all of the Company's accounts receivable at April 30, 1997 and 1996, are due from medical facilities.

                       SDK HEALTHCARE INFORMATION SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                            APRIL 30, 1997 AND 1996

(9) BUSINESS AND CREDIT CONCENTRATION (CONTINUED)

     The following table summaries sales to major customers as a percentage of total sales for the period:

                                                              1997   1996
                                                              ----   ----
Customer A..................................................  15%     --
Customer B..................................................  13%    21%
Customer C..................................................  10%    17%
Customer D..................................................   --    12%

(10) SUBSEQUENT EVENT

     On June 26, 1997, the Company was acquired by Eclipsys Corporation.

                         [ECLIPSYS CORPORATION LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.


SEC registration fee........................................  $  29,500
NASD filing fee.............................................     10,500
Nasdaq National Market listing fee..........................          *
Blue Sky fees and expenses..................................          *
Transfer Agent and Registrar fees...........................          *
Accounting fees and expenses................................          *
Legal fees and expenses.....................................          *
Printing and mailing expenses...............................          *
Miscellaneous...............................................          *
                                                              ---------
Total.......................................................  $       *
                                                              =========


---------------

* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article EIGHTH of the Registrant's Third Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), which will be filed immediately following the closing of this offering, provides that no director of the Registrant shall be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for (i) any breach of such director's duty of loyalty to the Registrant, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which such director derived an improper person benefit or (iv) actions under Section 174 of the Delaware General Corporation Law and otherwise to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section 9 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

     Messrs. Denning and Ford, the elected representatives of General Atlantic Partners 28, L.P. ("GAP 28"), General Atlantic Partners 38, L.P. ("GAP 38"), General Atlantic Partners 47, L.P. ("GAP 47") and GAP Coinvestment Partners, L.P. to the Company's Board of Directors, are indemnified against liability they may incur in their capacity as directors of the Company pursuant to the limited partnership agreements of each of GAP 28, GAP 38 and GAP 47.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     Set forth below is information regarding shares of Common Stock and Preferred Stock issued, warrants issued and options granted by the Registrant since its incorporation in December 1995 (adjusted to give effect to the 3-for-2 stock split effected in May 1997 and the 2-for-3 reverse stock split effected in June 1998).


        (a) Issuances of Capital Stock and Warrants


     In December 1995, the Registrant issued 1,685,583 shares of Common Stock in exchange for initial capitalization of the Company in the amount of $250,000.



     In April 1996, the Registrant issued 109,999 shares of Common Stock to private investors for $.01 per share.



     In May 1996, the Company issued to Partners HealthCare System, Inc. ("Partners"), in connection with the license of certain technology from Partners, 988,290 shares of Common Stock.


     In May 1996, the Company sold 1,000,000 shares of Series A Convertible Participating Preferred Stock to private investors for an aggregate purchase price of $6.0 million.

     In January 1997, the Company issued to AIS as partial consideration in connection with the acquisition of a wholly owned subsidiary of AIS, (i) 20,000 shares of Series C 8.5% Cumulative Redeemable Preferred Stock (having a redemption value of $1,000 per share plus accumulated dividends) and (ii) 2,077,497 shares of Series D Convertible Preferred Stock.


     In January 1997, the Company sold to private investors (i) for an aggregate of $30.0 million, 30,000 shares of Series B 8.5% Cumulative Redeemable Preferred Stock (having a redemption value of $1,000 per share plus accumulated dividends) and two warrants to purchase up to an aggregate of 1,799,715 shares of Non-Voting Common Stock (which number is reduced under certain circumstances) at a purchase price of $.01 per share and (ii) 4,981,289 shares of Series D Convertible Preferred Stock and 896,431 shares of Series E Convertible Preferred Stock for an aggregate of $73.8 million. At the same time, all of the issued and outstanding shares of Series A Convertible Participating Preferred Stock were exchanged for Series F Convertible Preferred Stock at the rate of 1.478097 shares of Series F Convertible Preferred Stock for each share of Series A Convertible Participating Preferred Stock.



     In June 1997, the Company issued to the former stockholders of SDK Medical Computer Services Corporation ("SDK"), as partial consideration in connection with the acquisition of SDK, an aggregate of 499,997 shares of Common Stock.



     In January 1998, the Company issued to Motorola, Inc. ("Motorola"), as consideration in connection with the acquisition of a division of Motorola, 1,000,000 shares of Common Stock.


     In January 1998, the Company sold 900,000 shares of Series G Convertible Preferred Stock to private investors for an aggregate purchase price of $9.0 million.


     At the closing of this Offering, each share of Series D and Series F Convertible Preferred Stock will be converted into one share of Common Stock (an aggregate of 8,536,883 shares of Common Stock), each share of Series G Convertible Preferred Stock will be converted into two-thirds of a share of Common Stock (an aggregate of 599,999 shares of Common Stock) and each share of Series E Convertible Preferred Stock will be converted into one share of Non-Voting Common Stock (an aggregate of 896,431 shares of Non-Voting Common Stock). In addition, at the closing of this Offering, all outstanding shares of the Series B Redeemable Preferred Stock and the Series C Redeemable Preferred Stock will be redeemed by the Company.


        (b) Grants and Exercises of Stock Options


     The Registrant's 1996 Stock Plan was adopted by the Board of Directors in April 1996. As of June 1, 1998, options to purchase an aggregate of 2,151,980 shares of Common Stock were outstanding under this plan, 124,999 shares of restricted stock had been granted under this plan and the Registrant had issued shares of Common Stock upon the exercise of options granted under such plan.

     The Registrant's 1998 Stock Incentive Plan was adopted by the Board of Directors on April 8, 1998. Options to purchase 478,328 shares of Common Stock at prices ranging from $13.50 per share to $60.00 per share have been granted under the Incentive Plan.


     The Registrant's 1998 Employee Stock Purchase Plan was adopted by the Board of Directors, subject to stockholder approval, on April 8, 1998. No stock has been issued or options granted under this plan.

     The securities issued in the foregoing transactions in paragraphs (a) and
(b) above were either (i) offered and sold in reliance upon exemptions from Securities Act registration set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, or (ii) in the case of certain shares of restricted stock and options to purchase shares of Common Stock and shares of Common Stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1**      Form of Underwriting Agreement.
 2.1*     Agreement of Merger among Alltel Healthcare Information
          Services, Inc., Alltel Information Services, Inc., Eclipsys
          Corporation and Eclipsys Solutions Corp. dated as of January
          24, 1997.
 2.2*     Amended and Restated Stock Purchase Agreement among Eclipsys
          Corporation, SDK Medical Computer Services Corporation and
          the Selling Stockholders listed therein dated June 26, 1997.
 2.3*     Asset Purchase Agreement by and among Motorola, Inc.,
          Eclipsys Corporation and Emtek Healthcare Corporation dated
          January 30, 1998.
 3.1**    Second Amended and Restated Certificate of Incorporation of
          the Registrant, as amended.
 3.2**    Third Amended and Restated Certificate of Incorporation of
          the Registrant, to be filed upon the closing of this
          Offering.
 3.3**    By-Laws of the Registrant, as amended.
 3.4**    Amended and Restated By-Laws of the Registrant, to be
          effective upon the closing of this Offering.
 4.1**    Specimen certificate for shares of Common Stock.
 5**      Opinion of Hale and Dorr LLP.
10.1*     Second Amended and Restated Registration Rights Agreement.
10.2*     Second Amended and Restated Stockholders Agreement.
10.3*     Warrant to Purchase Non-Voting Common Stock, dated January
          24, 1997, granted to First Union Corporation.
10.4*     Warrant to Purchase Non-Voting Common Stock, dated January
          24, 1997, granted to BT Investment Partners, Inc.
10.5*+    Information Systems Technology License Agreement, dated as of May 3, 1996, by and among Partners Healthcare System,
          Inc., Brigham and Women's Hospital, Inc. and Integrated
          Healthcare Solutions, Inc.
10.6*     Preferred Stock Purchase Agreement by and among Eclipsys
          Corporation, General Atlantic Partners 47, L.P. and GAP
          Coinvestment Partners, L.P. dated February 4, 1998.
10.7*     1996 Stock Plan.
10.8*     1998 Stock Incentive Plan.
10.9*     1998 Employee Stock Purchase Plan.
10.10*    Employment Letter, dated as of May 1, 1996, to Harvey J.
          Wilson from Integrated Healthcare Solutions, Inc.
10.11**   First Amended and Restated Credit Agreement dated May 29,
          1998, by and among Eclipsys Corporation, First Union
          National Bank, f/k/a First Union National Bank of North
          Carolina as Agent and BankBoston, N.A. as Co-Agent.
11        Computation of earnings per common share.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
21*       Subsidiaries of the Registrant.
23.1      Consent of Price Waterhouse LLP (to use of the Financial
          Statements of the Company).
23.2      Consent of Price Waterhouse LLP (to use of the Financial
          Statements of Alltel Healthcare Information Services, Inc.).
23.3      Consent of KPMG Peat Marwick.
23.4**    Consent of Hale and Dorr LLP (included in Exhibit 5).
24*       Power of Attorney.
27        Financial Data Schedule (for SEC use only).


---------------


 * Previously filed.



** To be filed by amendment.


 + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delray Beach, Florida, on this 2nd day of June, 1998.


                                          ECLIPSYS CORPORATION

                                          By:     /s/ HARVEY J. WILSON

                                            ------------------------------------
                                                      Harvey J. Wilson
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
            /s/ HARVEY J. WILSON               President and Chief Executive       June 2, 1998
---------------------------------------------  Officer (Principal Executive
              Harvey J. Wilson                 Officer), Director

            /s/ ROBERT J. VANARIA              Senior Vice President,              June 2, 1998
---------------------------------------------  Administration and Chief Financial
              Robert J. Vanaria                Officer (Principal Financial and
                                               Accounting Officer)

                      *                        Director                            June 2, 1998
---------------------------------------------
              Steven A. Denning

                      *                        Director                            June 2, 1998
---------------------------------------------
               G. Fred DiBona

                      *                        Director                            June 2, 1998
---------------------------------------------
                 Eugene Fife

                      *                        Director                            June 2, 1998
---------------------------------------------
               William E. Ford

                      *                        Director                            June 2, 1998
---------------------------------------------
               Jeffrey H. Fox

                      *                        Director                            June 2, 1998
---------------------------------------------
                Jay B. Pieper

                      *                        Director                            June 2, 1998
---------------------------------------------
             Richard D. Severns

          *By: /s/ HARVEY J. WILSON
  ----------------------------------------
              Harvey J. Wilson
              Attorney-in-fact

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                              ECLIPSYS CORPORATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                  ADDITIONS
                                                            ---------------------
                                                             CHARGED
                                               BALANCE AT   TO COSTS                  ACCOUNTS     BALANCE AT
                                               BEGINNING       AND      ACQUIRED    WRITTEN OFF      END OF
DESCRIPTION                                    OF PERIOD    EXPENSES    RESERVES     /RELEASED       PERIOD
-----------                                    ----------   ---------   ---------   ------------   ----------
                                                                   (THOUSANDS OF DOLLARS)
Allowance for doubtful accounts..............     $ --       $   600     $1,473        $(334)       $ 1,739
                                                  ====       =======     ======        =====        =======
Tax asset valuation allowance................     $550       $54,113     $   --        $  --        $54,663
                                                  ====       =======     ======        =====        =======

                              ECLIPSYS CORPORATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                  ADDITIONS
                                                            ---------------------
                                                             CHARGED
                                               BALANCE AT   TO COSTS                               BALANCE AT
                                               BEGINNING       AND      ACQUIRED      ACCOUNTS       END OF
DESCRIPTION                                    OF PERIOD    EXPENSES    RESERVES    WRITTEN OFF      PERIOD
-----------                                    ----------   ---------   ---------   ------------   ----------
                                                                   (THOUSANDS OF DOLLARS)
Allowance for doubtful accounts..............     $ --        $ --       $   --        $  --          $ --
                                                  ====        ====       ======        =====          ====
Tax asset valuation allowance................     $ --        $550       $   --        $  --          $550
                                                  ====        ====       ======        =====          ====

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1**      Form of Underwriting Agreement.
 2.1*     Agreement of Merger among Alltel Healthcare Information
          Services, Inc., Alltel Information Services, Inc., Eclipsys
          Corporation and Eclipsys Solutions Corp. dated as of January
          24, 1997.
 2.2*     Amended and Restated Stock Purchase Agreement among Eclipsys
          Corporation, SDK Medical Computer Services Corporation and
          the Selling Stockholders listed therein dated June 26, 1997.
 2.3*     Asset Purchase Agreement by and among Motorola, Inc.,
          Eclipsys Corporation and Emtek Healthcare Corporation dated
          January 30, 1998.
 3.1**    Second Amended and Restated Certificate of Incorporation of
          the Registrant, as amended.
 3.2**    Third Amended and Restated Certificate of Incorporation of
          the Registrant, to be filed upon the closing of this
          Offering.
 3.3**    By-Laws of the Registrant, as amended.
 3.4**    Amended and Restated By-Laws of the Registrant, to be
          effective upon the closing of this Offering.
 4.1**    Specimen certificate for shares of Common Stock.
 5**      Opinion of Hale and Dorr LLP.
10.1*     Second Amended and Restated Registration Rights Agreement.
10.2*     Second Amended and Restated Stockholders Agreement.
10.3*     Warrant to Purchase Non-Voting Common Stock, dated January
          24, 1997, granted to First Union Corporation.
10.4*     Warrant to Purchase Non-Voting Common Stock, dated January
          24, 1997, granted to BT Investment Partners, Inc.
10.5*+    Information Systems Technology License Agreement, dated as of May 3, 1996, by and among Partners Healthcare System,
          Inc., Brigham and Women's Hospital, Inc. and Integrated
          Healthcare Solutions, Inc.
10.6*     Preferred Stock Purchase Agreement by and among Eclipsys
          Corporation, General Atlantic Partners 47, L.P. and GAP
          Coinvestment Partners, L.P. dated February 4, 1998.
10.7*     1996 Stock Plan.
10.8*     1998 Stock Incentive Plan.
10.9*     1998 Employee Stock Purchase Plan.
10.10*    Employment Letter, dated as of May 1, 1996, to Harvey J.
          Wilson from Integrated Healthcare Solutions, Inc.
10.11**   First Amended and Restated Credit Agreement dated May 29,
          1998, by and among Eclipsys Corporation, First Union
          National Bank, f/k/a First Union National Bank of North
          Carolina as Agent and BankBoston, N.A. as Co-Agent.
11        Computation of earnings per common share.
21*       Subsidiaries of the Registrant.
23.1      Consent of Price Waterhouse LLP (to use of the Financial
          Statements of the Company).
23.2      Consent of Price Waterhouse LLP (to use of the Financial
          Statements of Alltel Healthcare Information Services, Inc.).
23.3      Consent of KPMG Peat Marwick.
23.4**    Consent of Hale and Dorr LLP (included in Exhibit 5).
24*       Power of Attorney.
27        Financial Data Schedule (for SEC use only).


---------------


 * Previously filed.



** To be filed by amendment.


 + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.